Exhibit 2.3
Share Purchase Agreement

Dated December 19, 2019

by and between

Clariant AG	(hereinafter Seller)
Rothausstrasse 61, 4132 Muttenz, Switzerland

and

PolyOne Corporation	(hereinafter Buyer)
33587 Walker Road, Avon Lake, Ohio USA 44012
(Seller and Buyer each a Party and together the Parties)

regarding the sale and purchase of all shares in Clariant Plastics & Coatings AG and such other assets described herein

Table of Contents

1.	Definitions		8
2.	Sale and Purchase of Shares		8
	2.1	Object of Sale and Purchase	8
	2.2	Preliminary Consideration	9
		2.2.1 Preliminary Consideration	9
		2.2.2 Fixed Loan Consideration	10
	2.3	Delivery of Estimated Net Debt and Estimated Net Working Capital	10
	2.4	Determination of Adjustments and Adjustment Payments	10
		2.4.1 Net Debt Adjustment	10
		2.4.2 Net Working Capital Adjustment	10
		2.4.3 Adjustment Payment	11
	2.5	No Set-off Rights	11
	2.6	Withholding Rights	11
	2.7	Valuation	12
		2.7.1 US Valuation	12
		2.7.2 Asset Allocation	12
		2.7.3 Tax Reporting	12
	2.8	Non-Transferring JV Adjustment	13
3.	Closing		13
	3.1	Date and Place	13
	3.2	Conditions Precedent to Closing	14
		3.2.1 Parties’ Conditions	14
		3.2.2 Seller’s Conditions	14
		3.2.3 Buyer’s Conditions	15
	3.3	Waiver of Conditions Not-Satisfied	15
	3.4	Termination Rights	15
	3.5	Closing Actions	17
		3.5.1 Closing Memorandum	17
		3.5.2 Actions by Seller	18
		3.5.3 Actions by Buyer	19
		3.5.4 Concurrent Closing Actions	20
4.	Representations		20
	4.1	Representations of Seller	20
	4.2	Representations of Buyer	20
	4.3	Exclusive Representations	20
5.	Covenants and Indemnities		21
	5.1	Actions Prior to Closing	21
		5.1.1 General	21
		5.1.2 Filings and Submissions	21

		5.1.3 Debt Financing	22
		5.1.4 Debt Financing Cooperation	23
		5.1.5 Financial Reports	27
		5.1.6 Third Party Consents	27
		5.1.7 Access to Information	27
		5.1.8 German Property Sale Agreement	28
	5.2	Conduct of Business between Signing and Closing	28
	5.3	Tax Covenant and Tax Indemnity	29
		5.3.1 Tax Cooperation and Procedures	29
		5.3.2 Tax Indemnities and Tax Refunds	34
	5.4	Other Covenants	36
		5.4.1 Public Announcements	36
		5.4.2 Confidentiality	36
		5.4.3 Duty to Cooperate	37
		5.4.4 Document Retention and Access	37
		5.4.5 No Claims against Directors and Officers	38
		5.4.6 Permits and Licenses	38
		5.4.7 Re-Naming of Target Group Companies and Post-Closing Use of Clariant Trademarks and Company Names	39
		5.4.8 Removal of Authorized Signatories	39
		5.4.9 Non-Competition and Non-Solicitation	40
		5.4.10 Notices of Certain Events	40
		5.4.11 Insurance	41
		5.4.12 Post-Closing Sale and Transfer of Minority Shareholdings	41
		5.4.13 Intergroup Transactions	41
		5.4.14 Employee Protections	42
		5.4.15 Consultation	42
		5.4.16 Pre-Closing Bonus Amounts	43
		5.4.17 Acquired Plans – Transfer of Assets and Liabilities	43
		5.4.18 Release of Target Group Companies from Debt or Lien	45
		5.4.19 Closing Balance Sheet	45
		5.4.20 Environmental Assessments	45
		5.4.21 Cash Treatment	46
6.	Separation		46
	6.1	Performance of Separation	46
	6.2	Transitional Services	48
	6.3	Separation Completion	48
	6.4	Separation Costs	49
	6.5	Additional Items	49
	6.6	Cash Settlement Procedure for Misdirected Funds	50

7.	Remedies and Liability		51
	7.1	Remedies of Buyer	51
		7.1.1 Indemnification by Seller, Seller's Right to Cure and Seller's Liability	51
		7.1.2 Notice of Breach	51
		7.1.3 Time Limitations	52
		7.1.4 Exclusion of Liability	53
		7.1.5 Third Party Claims	54
		7.1.6 Threshold and De Minimis Amount	55
		7.1.7 Cap	56
		7.1.8 Other Limitations to Seller's Liability	56
		7.1.9 Limitations to Seller's Liability for Environmental Losses	57
		7.1.10 Limitations Cumulative	59
	7.2	Remedies of Seller	59
	7.3	Remedies Exclusive	59
8.	General Provisions		59
	8.1	Payments; Currency Conversion	59
	8.2	Taxes	59
	8.3	Costs and Expenses	60
	8.4	Effect on Third Parties	60
	8.5	Notices	60
	8.6	Entire Agreement	61
	8.7	Amendments and Waivers	62
	8.8	Assignment	62
	8.9	Severability	62
	8.10	Specific Performance	62
	8.11	Further Assurances	63
	8.12	Lender Limitations	63
	8.13	Construction	64
9.	Governing Law and Arbitration		65
	9.1	Governing Law	65
	9.2	Arbitration	65

Table of Annexes

Number of Annex	Name of Annex
Annex B-1	Dedicated Wholly Owned Subsidiaries
Annex B-2(i)	Shared Wholly Owned Subsidiaries
Annex B-2(ii)	Direct-Sale Subsidiary
Annex B-3	Dedicated JV Subsidiaries
Annex B-4	NewCo Subsidiaries
Annex B-5	Excluded Subsidiaries
Annex C	Shareholder Loans
Annex 1	Definitions
Annex 2.4 Part 1	Determination of Adjustments and Adjustment Payments
Annex 2.4 Part 2	Preparation Guide
Annex 2.7.3(b)	Material Separation Valuations
Annex 2.8	JV Notice
Annex 3.2.1(a)	Governmental Approvals
Annex 3.5.2(b)	Form of US Target Equity Interest Transfer Agreement
Annex 3.5.2(h)	Resigning Board Members
Annex 3.5.2(j)	Amendments to Supply Agreements
Annex 3.5.2(m)	Form of Peruvian Business Sale Agreement
Annex 4.1	Representations of Seller
Annex 4.1.9	Real Property
Annex 4.1.10(b)	Owned IP Rights

Annex 4.1.10(c)	Licensed IP Rights
Annex 4.1.13	Business Employees
Annex 4.1.14(a)	Material Employee Benefit Plans
Annex 4.1.17	Known Proceedings
Annex 4.2	Representations of Buyer
Annex 5.1.8	Form of German Property Sale Agreement
Annex 5.3.1(a)(ii)	List of Tax Returns constituting a Seller Post-Closing Return
Annex 5.3.2(a)	Tax Indemnities Restricted Actions
Annex 5.4.12(a)	Form of Sale and Transfer Agreement relating to P.T. Clariant Plastics & Coatings Indonesia
Annex 5.4.12(b)	Form of Sale and Transfer Agreement relating to the Pakistan Shares
Annex 5.4.17(a)	Acquired DBOs
Annex 6.1(a)	Separation Concept
Annex 6.1(g)(i)	Post-Separation Agreements
Annex 6.1(g)(ii)	Post-Separation Agreements Not To Be Amended
Annex 6.2	Transitional Services Agreement
Annex 7.1.4(a)(ii)	Disclosure Letter
Annex 7.1.9(g)	Indemnified Sites

Whereas
A.Clariant Plastics & Coatings AG (the Company) is a corporation organized and existing under the Laws of Switzerland, registered under identification number CHE-112.279.714 with its registered office at Rothausstrasse 61, 4132 Muttenz, Switzerland, with a nominal share capital of CHF 30,804,000, divided into 30,804 registered shares with a nominal value of CHF 1,000 each (each a Share and collectively the Shares).
B.(i) Seller directly or indirectly owns all of the equity interests in its Subsidiaries set forth in Annex B-1 (each a Dedicated Wholly Owned Subsidiary), (ii) Seller directly or indirectly owns the equity interests in its Subsidiaries as set forth in Annex B-2(i) (each a Shared Wholly Owned Subsidiary) and all of the equity interest in its Subsidiary set forth in Annex B-2(ii) (the Direct-Sale Subsidiary, and together with the Dedicated Wholly Owned Subsidiaries and the Shared Wholly Owned Subsidiaries, the Existing Business Subsidiaries), (iii) the Company directly owns the percentage of the equity interests in its Subsidiaries set forth in Annex B-3 (each a Dedicated JV Subsidiary, and (iv) the Company will, following the completion of the Separation, directly or indirectly own all of the equity interests in the entities set forth in Annex B-4 (each a NewCo Subsidiary, collectively with each Existing Business Subsidiary, the Target Subsidiaries; the Company and each Target Subsidiary a Target Group Company and collectively the Target Group Companies or the Target Group). Seller, currently through the Company, the Existing Business Subsidiaries and certain other Subsidiaries of Seller (such other Subsidiaries, which, for the avoidance of doubt, do not include any of the Existing Business Subsidiaries or the NewCo Subsidiaries, but do include those Subsidiaries of Seller set forth in Annex B-5, the Excluded Subsidiaries, and together with the Existing Business Subsidiaries, the Current Subsidiaries, and together with the Company and the Existing Business Subsidiaries, the Current Group), is engaged in, among other businesses (such other businesses, the Excluded Businesses), the development, production, manufacturing, procurement, processing, sale, distribution, design, marketing, supply and commercialization of color and additive concentrate solutions in a liquid or solid polymer carrier for plastics processing (masterbatches) and certain other activities related to the masterbatches business, including polymer distribution and polymer compounding (excluding such business of Seller or its Subsidiaries to the extent carried out in India, the Business). Seller is currently separating the Excluded Businesses from the Business within the Current Group in accordance with the terms of this Agreement and the Separation Concept so that after completion of the Separation, (i) the Business will be solely conducted on a standalone basis by German Seller, Peruvian Seller, the Target Group and the Dedicated JV Subsidiaries (after giving effect to the Ancillary Agreements), (ii) the Target Group will be exclusively dedicated to the Business, (iii) Seller will, directly or indirectly, own all of the equity interests in the Direct-Sale Subsidiary and (iv) the Company will, directly or indirectly, own the equity interests in each of the Dedicated Wholly Owned Subsidiaries, the Shared Wholly Owned Subsidiaries and the NewCo Subsidiaries as set forth in Annex B-1, Annex B-2(i) and Annex B-4, respectively, and the equity interests in the Dedicated JV Subsidiaries set forth in Annex B-3 (the Separation).
C.As of the date of this Agreement, Seller has granted the Company and certain Existing Business Subsidiaries the shareholder loans set forth in Annex C (the Shareholder Loans).

D.Seller intends to (i) cause Clariant Corporation, a New York corporation and wholly owned Subsidiary of Seller (US Seller), to sell all of the equity interests in Clariant Plastics & Coatings USA LLC (US Target) to Buyer, and Buyer intends to purchase, all of the equity interests in US Target from US Seller, (ii) cause Clariant Plastics & Coatings (Deutschland) GmbH, a German limited liability company and wholly owned Subsidiary of Seller (German Seller), to sell the German Real Property to PolyOne International Real Estate Corporation, an Ohio corporation and wholly owned Subsidiary of Buyer (German Buyer), and Buyer intends to cause German Buyer to purchase the German Real Property from German Seller, (iii) cause Clariant Plastics & Coatings (Peru) S.A.C., a Peruvian corporation and wholly owned Subsidiary of Seller (Peruvian Seller), to sell all of its assets related to the Business (the Peruvian Business) to Sociedad Química Alemana, S.A., a Peruvian joint stock company and wholly owned Subsidiary of Buyer (Peruvian Buyer), and Buyer intends to cause Peruvian Buyer to purchase the Peruvian Business from Peruvian Seller, and (iv) sell the Shares, and the Shareholder Loans to ColorMatrix Holdings, Inc., a Delaware corporation and wholly owned Subsidiary of Buyer, and PolyOne Europe Finance S.a.R.L., a Luxembourg société a responsabilité limitée and wholly owned Subsidiary of Buyer (the Swiss Buyers), and Buyer intends to cause the Swiss Buyers to purchase the Shares and the Shareholder Loans from Seller, pursuant to the terms and conditions of this Agreement.
Now, therefore, the Parties agree as follows:
1.Definitions
Capitalized terms used and not otherwise defined in this Agreement shall have the meanings ascribed to them in Annex 1.
2.Sale and Purchase of Shares
2.1 Object of Sale and Purchase
On the terms and subject to the conditions of this Agreement:
a.Seller hereby agrees to sell, and agrees to transfer at Closing, to the Swiss Buyers and|or one or more of their designated Affiliates, and Buyer hereby agrees that the Swiss Buyers and|or one or more of their designated Affiliates will purchase, and agree to accept at Closing, from Seller, full legal and beneficial ownership of the Shares, free and clear of any Lien;
b.Seller hereby agrees to sell, and agrees to assign at Closing, to the Swiss Buyers and|or one or more of their designated Affiliates, and the Swiss Buyers hereby agree that the Swiss Buyers and|or one or more of their designated Affiliates will purchase, accept and assume from Seller at Closing, full legal and beneficial ownership of the Shareholder Loans, all as set forth in Annex C (as amended by Seller prior to Closing to reflect each Shareholder Loan entered into, modified or amended after the date of this Agreement substantially on the terms set forth on Annex C in accordance with this Agreement, and to reflect the principal amount outstanding under such Shareholder Loans as of the Closing Date, together with interest accrued thereon), free and clear of any Lien;

c.Seller hereby agrees to sell, and agrees to cause US Seller to transfer at Closing, to Buyer and|or one or more of its designated Affiliates, and Buyer hereby agrees that it and|or one or more of its designated Affiliates will purchase, and accept at Closing, from US Seller, full legal and beneficial ownership of all of the equity interests in US Target, free and clear of any Lien other than Permitted Liens (the US Sale);
d.Seller hereby agrees to sell, and agrees to cause German Seller to transfer at Closing, to German Buyer and|or one or more of its designated Affiliates, and Buyer hereby agrees that German Buyer and|or one or more of its designated Affiliates will purchase and accept at Closing, from German Seller full legal and beneficial ownership of the German Real Property free and clear of any Lien other than Permitted Liens (the German Property Sale); and
e.Seller hereby agrees to sell, and agrees to cause Peruvian Seller to transfer at Closing, to Peruvian Buyer and|or one or more of its designated Affiliates, and Buyer hereby agrees that Peruvian Buyer and|or one or more of its designated Affiliates will purchase and accept at Closing, from Peruvian Seller full legal and beneficial ownership of the Peruvian Business free and clear of any Lien other than Permitted Liens (the Peruvian Business Sale).
For the avoidance of doubt, none of Seller, US Seller, German Seller or Peruvian Seller will sell or transfer to Buyer or its designees, and none of Buyer or its designees will purchase, accept, or otherwise obtain any right, title or interest in any Excluded Asset or assume, become responsible for or acquire any Excluded Liability.

2.2 Preliminary Consideration
2.2.1Preliminary Consideration
a.The aggregate consideration payable by Buyer and its designees (if any) to Seller, US Seller, German Seller and Peruvian Seller for the Shares, the US Sale, the German Property Sale and the Peruvian Business Sale in accordance with Section 3.5.3(a) (the Preliminary Consideration) shall be equal to:
i.USD 1,500,000,000;
ii.plus the Estimated Net Debt (it being understood that, in accordance with the Preparation Guide, Debt is expressed as negative number and, thus, if Debt is greater than Cash, Net Debt will be a negative number and Net Debt is, in such case, to be deducted from the USD amount under subsection (i) above);
iii.plus the Estimated Net Working Capital; and
iv.minus the Net Working Capital Target Amount.
b.The Preliminary Consideration shall be adjusted in accordance with Sections 2.4 and 2.8.

2.2.2 Fixed Loan Consideration
The fixed consideration for the Shareholder Loans shall be the aggregate principal amount outstanding under the Shareholder Loans as of the Closing Date, together with interest accrued thereon, all as set forth in Annex C, as amended (in accordance with Section 5.4.13(b)) by Seller at least 5 (five) Business Days prior to Closing to reflect the amount outstanding under such Shareholder Loans as of the Closing Date, together with interest accrued thereon (the Fixed Loan Consideration). For the avoidance of doubt, an amount equal to the Fixed Loan Consideration shall be treated as Debt in accordance with the Preparation Guide.
2.3 Delivery of Estimated Net Debt and Estimated Net Working Capital
Seller shall deliver the Estimated Net Debt and Estimated Net Working Capital (together the Estimates) to Buyer no later than 5 (five) Business Days prior to the anticipated Closing Date, together with reasonable documentation supporting the calculation of the Estimates. If Buyer disagrees with the Estimates as proposed by Seller, Buyer and Seller shall in good faith try to resolve any differences amongst them with regard to the Estimates for purposes of Closing. Absent agreement on the Estimates on the 3rd (third) Business Day prior to the anticipated Closing Date, the Estimates established by Seller shall be used for purposes of calculating the Preliminary Consideration (which shall, for the avoidance of doubt, be subject to the post-closing adjustments pursuant to Section 2.4).
2.4 Determination of Adjustments and Adjustment Payments
The Final Net Debt, the Final Net Working Capital and the resulting Final Adjustment shall be determined by establishing the Final Completion Accounts in accordance with Annex 2.4 Part 1 and the Completion Accounts Preparation Guide in Annex 2.4 Part 2 (the Preparation Guide).
2.4.1 Net Debt Adjustment
a.If the Final Net Debt is more negative or less positive than the Estimated Net Debt, Seller shall, subject to the terms and conditions of this Agreement, pay an amount equal to the absolute value of such difference to Buyer in accordance with Section 2.4.3.
b.If the Final Net Debt is less negative or more positive than the Estimated Net Debt, Buyer shall, subject to the terms and conditions of this Agreement, pay an amount equal to the absolute value of such difference to Seller in accordance with Section 2.4.3.
c.Any payment made pursuant to this Section 2.4.1 shall be treated as an adjustment to the Preliminary Consideration for accounting and tax purposes, including US federal income (and other applicable) tax purposes, except to the extent otherwise required by applicable Law.
2.4.2 Net Working Capital Adjustment
a.If the Final Net Working Capital is greater than the Estimated Net Working Capital, Buyer shall, subject to the terms and conditions of this Agreement, pay an amount equal to such excess to Seller in accordance with Section 2.4.3.

b.If the Final Net Working Capital is less than the Estimated Net Working Capital, Seller shall, subject to the terms and conditions of this Agreement, pay an amount equal to such shortfall to Buyer in accordance with Section 2.4.3.
c.Any payment made pursuant to this Section 2.4.2 shall be treated as an adjustment to the Preliminary Consideration for accounting and tax purposes, including US federal income (and other applicable) tax purposes, except to the extent otherwise required by applicable Law.
2.4.3 Adjustment Payment
The Final Adjustment and any JV Adjustment shall be due and payable and shall be paid by or on behalf of the relevant Party by wire transfer in immediately available funds in USD within 10 (ten) Business Days after the date on which the Proposed Adjustment becomes the Final Adjustment in accordance with Annex 2.4 Part 1 or such JV Adjustment is determined to the bank account(s) designated in writing by the Party entitled to receive the Final Adjustment or JV Adjustment. Any payment made pursuant to this Section 2.4.3 shall be treated as an adjustment to the Preliminary Consideration for US federal income (and other applicable) Tax purposes, except to the extent otherwise required by applicable Law.
2.5 No Set-off Rights
Except as provided in Section 2.6, neither Party shall be entitled to set off any of its claims that it may have against the other Party, or otherwise withhold the proper payment of, any amount payable by Buyer or Seller under this Agreement, regardless of whether such claim has arisen under or in connection with this Agreement or otherwise.
2.6 Withholding Rights
Notwithstanding any other provision in this Agreement, Buyer and its Affiliates (or its designated Persons) shall be entitled to deduct and withhold from the amounts otherwise payable under this Agreement such amounts as may be required to be deducted and withheld under any applicable Law. To the extent that amounts are so deducted and withheld by Buyer or any Affiliate of Buyer, such deducted and withheld amounts (a) shall be remitted by Buyer or its Affiliate (or its designated Person) to the applicable Tax Authority with proof thereof provided to Seller within five Business Days, and (b) shall in that case be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made. If Buyer determines that any such deduction or withholding is so required, Buyer shall (x) promptly (and no later than five Business Days prior to the date on which such payment is made or, in the case of a change in applicable Law within such five-day period, as soon as practicable) notify Seller of any intention to so deduct and withhold and provide Seller the opportunity to provide any statement, form, or other documentation that would reduce or eliminate any such requirement to deduct and withhold, (y) pay such withholding tax to the respective Tax Authority and provide Seller with the proof of payment and copies of the documentation filed with the Tax Authority and (z) cooperate with Seller as reasonably requested with respect to the filing of any Tax Return or conduct of any claim relating to any available refund of such amount remitted. Seller shall reasonably cooperate with Buyer and shall provide such information as reasonably necessary for Buyer to determine whether any amounts are so required to be deducted and withheld.

2.7 Valuation
2.7.1 US Valuation
a.The purchase price of the US Target (the US Purchase Price) is equivalent to USD 270 million (US Valuation), such US Valuation having been supported by a third party valuator as being the enterprise value of the US Target which shall be adjusted for purposes of the purchase price allocation in accordance with, mutatis mutandis, the Net Debt Adjustment and the Net Working Capital Adjustment set forth under Sections 2.4.1 and 2.4.2.
b.Seller shall bear all costs and expenses related to engaging the third party valuator for the valuation pursuant to this Section 2.7.1.
2.7.2 Asset Allocation
The Parties agree that the US Purchase Price and the portion of the Preliminary Consideration that is allocable to the Peruvian Business (which amount shall be mutually agreeable to the Parties, the Peru Purchase Price) (and any other relevant amounts treated as consideration for US federal income (and other applicable) Tax purposes with respect to the US Sale and the Peruvian Business Sale) shall be allocated among the assets of US Target and the assets of the Peruvian Business, respectively, in accordance with Section 1060 of the US Code and the Treasury Regulations promulgated thereunder (the US Allocation and the Peru Allocation, respectively, and collectively, the Asset Allocation) (it being understood that it is the Parties’ intention that the Asset Allocation shall not, in any way, contradict or otherwise put into question the US Valuation according to Section 2.7.1(a)). Within the later of 180 days after the Closing Date or 90 days after the Final Adjustment has become final and binding, Buyer shall prepare and deliver to Seller a scheduling setting forth Buyer’s proposed Asset Allocation. Seller shall have 45 days after receipt of the draft Asset Allocation to submit to Buyer a written notice of objection, setting forth in reasonable detail the basis for such objection and Seller’s proposed US Allocation and|or Peru Allocation. If Seller does not timely submit such a notice of objection, then the draft Asset Allocation as prepared by Buyer shall become final and binding on the Parties. If Seller does timely submit such a notice of objection, then Seller and Buyer shall negotiate in good faith to resolve the dispute. If Seller and Buyer are unable to fully resolve any such dispute within the 45 day period following Buyer’s receipt of Seller’s notice of objection, then Buyer and Seller shall submit all unresolved disputed items to the Accounting Firm (or, if the Accounting Firm is not available or otherwise unwilling or unable to resolve the dispute, another internationally recognized independent public accounting firm mutually agreeable to the Parties) for resolution in a manner consistent with the procedures set forth in Section 1(c) of Annex 2.4 Part 1.
2.7.3 Tax Reporting
(a)The US Valuation and the Asset Allocation (as finally determined pursuant to Section 2.7.2) shall be final and binding on the Parties for US federal income (and applicable US state and local) Tax purposes, and the Parties will not, and will cause their Affiliates not to, take any position inconsistent with the US Valuation and the Asset Allocation on any Tax Return (including IRS Form 8594), in any Tax Audit or otherwise before any Tax Authority without the consent of the other Party (such consent not to be unreasonably withheld or delayed), except as otherwise required by a determination within the meaning of Section 1313 of the US Code (or any analogous provision of US state or local or non-US Law).
(b)In connection with the preparation of Seller Post-Closing Returns pursuant to Section 5.3.1(a), Seller may not deviate from the valuations for material carve-in and carve-out Separation Transactions as set forth in Annex 2.7.3(b) (the Material Separation Valuations) without the written consent of the Buyer, provided, however, that Seller may deviate from the Material Separation Valuations (x) by an amount not exceeding 10% of the Material Separation Valuations, (y) if required due to price adjustments attributable to the finalization of net working capital or other similar and customary purchase price adjustment under local transfer agreements for the applicable Separation Transaction, or (z) if required by a final determination of any Tax Authority or order of a court of competent jurisdiction. The Material Separation Valuations and the other Separation Valuations shall be final and binding on the Parties for purposes of reporting the Tax consequences of Separation Transactions to applicable Target Group Companies, including establishing, in the case of a carve-in Separation Transaction, the applicable Target Company’s initial Tax basis in the assets acquired in such Separation Transaction and, in the case of a carve-out Separation Transaction, the capital gains or losses resulting from such Separation Transactions, in each case, except as otherwise required by a determination within the meaning of Section 1313 of the US Code (or any analogous provision of US state or local or non-US Law). With respect to any Material Separation Valuation that is not designated as “Final” in the “Status” column in Annex 2.7.3(b), Seller will provide a copy of such valuation, together with supporting reports and analysis from the applicable valuation firm, to Buyer within 5 (five) Business Days of such valuation being finally determined.
2.8 Non-Transferring JV Adjustment
Prior to Closing, Seller shall, and shall cause its Affiliates to, provide notice to each shareholder of the Dedicated JV Subsidiaries of the Transactions substantially in the form attached hereto as Annex 2.8. If, following the consummation of any of the Transactions, the Company no longer directly owns the percentage of the equity interest in a Dedicated JV Subsidiary as set forth in Annex B-3, Seller shall, subject to the terms and conditions of this Agreement, pay an amount equal to the JV Adjustment to Buyer in accordance with Section 2.4.3.
3.Closing
3.1 Date and Place
Closing shall take place at the offices of Homburger AG, Prime Tower, Hardstrasse 201, 8005 Zurich, Switzerland, on the last calendar day of the month (or, if such day is not a Business Day, on the first Business Day thereafter) following the 3rd (third) Business Day after the day on which all conditions precedent to Closing as set forth in Section 3.2 have been satisfied or waived (where so permitted), provided that such Closing Date shall not be January 31, or on such other Business Day being the last calendar day of a month (or, if the last calendar day of such month is not a Business Day, on the first Business Day thereafter) except for January as the Parties may agree upon in writing; provided further, that if the Marketing Period has not ended as of the above referenced time, Closing will occur on the earlier of (a) a date (which may only be the last calendar day of a month (or, if such day is not a Business

Day, on the first Business Day thereafter)) during the Marketing Period specified by Buyer in writing on no fewer than three Business Days’ notice to Seller (a Closing Date Notice) and (b) the last calendar day of the month (or, if such day is not a Business Day, on the first Business Day thereafter) immediately following the last day of the Marketing Period (subject, in each case, to the satisfaction or waiver of the conditions set forth in Section 3.2).
3.2 Conditions Precedent to Closing
3.2.1 Parties’ Conditions
The respective obligations of the Parties to consummate the Transactions shall be subject to the satisfaction or waiver (where so permitted), on or prior to Closing, of the following conditions:
(a)the governmental approvals with respect to the Merger Control Laws in the jurisdictions set forth in Annex 3.2.1(a) (the Governmental Approvals) shall have been obtained (including subject to the satisfaction of conditions, requirements or commitments reasonably acceptable to Seller and Buyer) and|or all expirations and waiting periods under the Governmental Approvals shall have expired or been terminated by the applicable Governmental Authority;
(b)no order or injunction of any Governmental Authority shall exist which prohibits the consummation of the Transactions; and
(c)the Separation shall have been completed in accordance with the terms of this Agreement and the Separation Concept other than with respect to transactions that impact only immaterial assets of the Business taken as a whole.
3.2.2 Seller’s Conditions
The obligation of Seller to consummate the Transactions shall be subject to the satisfaction or waiver (where so permitted), on or prior to Closing, of the following conditions:
(a)the representations and warranties of Buyer set forth in Section 4.2 (including Annex 4.2) (without giving effect to any qualification as to materiality contained therein) shall be true and correct, as of the date of this Agreement and as of Closing as though made on and as of Closing (except that representations and warranties that by their terms speak specifically as of the date of this Agreement or another date shall be true and correct only as of such date), other than for such failures to be so true and correct that, individually or in the aggregate, have not had and would not reasonably be expected to have a material adverse effect on the ability of Buyer to consummate the Transactions; and
(b)Buyer shall have performed or complied in all material respects with each of the covenants and agreements required to be performed or complied with by it under this Agreement at or prior to Closing.

3.2.3 Buyer’s Conditions
The obligation of Buyer to consummate the Transactions shall be subject to the satisfaction or waiver (where so permitted), on or prior to Closing, of the following conditions:
(a)(i) Except for the Fundamental Representations and Section 7(a)(ii) of Annex 4.1, the representations and warranties of Seller set forth in Section 4.1 (including Annex 4.1) (without giving effect to any qualification as to materiality or Material Adverse Effect contained therein) shall be true and correct, as of the date of this Agreement and as of Closing as though made on and as of Closing (except that representations and warranties that by their terms speak specifically as of the date of this Agreement or another date shall be true and correct only as of such date), other than for such failures to be so true and correct that, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect, and (ii) the Fundamental Representations (other than Sections 3(b) (Organization) and 5(d) (Subsidiaries) and the second sentence of 23(a) (Title to Assets; Condition of Assets Fixed) of Annex 4.1) (without giving effect to any qualification as to materiality or Material Adverse Effect contained therein) shall be true and correct, as of the date of this Agreement and as of Closing as though made on and as of Closing (except that representations and warranties that by their terms speak specifically as of the date of this Agreement or another date shall be true and correct, as of such date), in all material respects, and (iii) the representations and warranties in Sections 3(b) (Organization), 5(d) (Subsidiaries), 7(a)(ii) (Conduct of Business), and the second sentence of 23(a) (Title to Assets; Condition of Assets Fixed) of Annex 4.1 shall be true and correct, as of the date of this Agreement and as of Closing as though made on and as of Closing; and
(b)Seller shall have performed or complied in all material respects with each of the covenants and agreements required to be performed or complied with by it under this Agreement at or prior to Closing.
3.3 Waiver of Conditions Not-Satisfied
At any time prior to Closing, (a) Seller and Buyer may jointly waive in writing in whole or in part any or all of the conditions set forth in Section 3.2.1, (b) Seller may waive in writing in whole or in part any or all of the conditions set forth in Section 3.2.2, and (c) Buyer may waive in writing in whole or in part any or all of the conditions set forth in Section 3.2.3.
3.4 Termination Rights
(a)This Agreement may be terminated by mutual written agreement between the Parties.
(b)Should any of the conditions precedent set forth in Section 3.2.1 not be satisfied by, or have become incapable of being satisfied within, 12 (twelve) months from the date of this Agreement (the Long Stop Date), either Party may terminate this Agreement by giving notice to the other Party, provided, however, that any such unsatisfied condition was not primarily caused by a material breach by the terminating Party of any of its obligations under this Agreement and the terminating Party did not act in bad faith or did otherwise intentionally prevent, frustrate or interfere with the satisfaction of such condition precedent.
(c)Should (i) any of the conditions precedent set forth in Section 3.2.2 not be satisfied and have become incapable of being satisfied, on or before the Long Stop Date, Seller may terminate this Agreement by giving notice to Buyer, provided, however, that any such unsatisfied condition was not primarily caused by a material breach by Seller of any of its obligations under this Agreement and Seller did not act in bad faith or did otherwise prevent, frustrate or interfere with the satisfaction of such condition precedent or (ii) any of the conditions precedent set forth in Section 3.2.3 not be satisfied and have become incapable of being satisfied, on or before the Long Stop Date, Buyer may terminate this Agreement by giving notice to Seller, provided, however, that any such unsatisfied condition was not primarily caused by a material breach by Buyer of any of its obligations under this Agreement and Buyer did not act in bad faith or did otherwise intentionally prevent, frustrate or interfere with the satisfaction of such condition precedent.
(d)By Seller if (i) all of the conditions set forth in Section 3.2.1 and Section 3.2.3 are satisfied, (ii) Buyer failed to consummate the Transactions on the date that Closing should have occurred pursuant to Section 3.1, (iii) Seller has irrevocably confirmed in writing to Buyer that (A) the conditions set forth in Section 3.2.1 and Section 3.2.3 to Seller’s obligations have been satisfied (or waived in accordance with Section 3.3), and (B) Seller is ready, willing and able to take the actions within its control to cause Closing to occur, and (iv) Buyer fails to consummate the Transactions, on the terms and subject to the conditions set forth in this Agreement, within 3 (three) Business Days following delivery of the confirmation by Seller required by clause (iii) of this Section 3.4(d).
(e)If this Agreement is terminated pursuant to Section 3.4(b) or Section 3.4(c), such termination shall be without Liability of either Party to the other Party, provided, however, that if such termination is the result of a willful failure of a Party to fulfill any obligation or covenant under this Agreement or if a Party acted in bad faith or otherwise intentionally prevented, frustrated or interfered with the satisfaction of any of the conditions precedent set forth in Section 3.2, such Party shall, notwithstanding any other provision of this Agreement, be fully liable for all Losses incurred or sustained by the other Party as a result of such misconduct or failure; it being agreed and understood that, in addition to such Liability, (i) either Party shall be entitled to seek relief in the form of specific performance, injunctions or other interim measures and (ii) the other Party shall not oppose the granting of such relief on the basis that the Party seeking such relief may be made whole by the payment of a monetary amount. Nothing in this Section 3.4(e) shall be deemed to release any Party from any Liability for any breach by such Party of the terms and provisions of this Agreement.
(f)If this Agreement is validly terminated by Seller pursuant to Section 3.4(d), then within 10 (ten) Business Days following such termination, Buyer shall pay to Seller by wire transfer in immediately available funds an amount equal to CHF 75,000,000 (seventy-five million) (such amount, the Termination Fee). In no event shall Buyer be required to pay the Termination Fee on more than one occasion. Buyer and Seller acknowledge that (i) the Termination Fee and other provisions of this Section 3.4 are an integral part of the Transactions, (ii) without these agreements, Buyer and Seller would not enter into this Agreement, and (iii) any amount payable pursuant to this Section 3.4 does not constitute a penalty but is liquidated damages in a reasonable amount that will compensate Seller in the circumstances in which such amounts are payable for the efforts and resources expended and the opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Transactions, which amount would otherwise be impossible to calculate with precision.
(g)Notwithstanding anything in this Agreement to the contrary, in the event of the termination of this Agreement pursuant to Section 3.4(d), (i) Buyer shall not have any Liability or obligation as a result of, in connection with, relating to or arising out of this Agreement or any other documents and transactions contemplated thereby except Buyer’s obligation to pay the Termination Fee and (ii) the right of Seller to receive, and the receipt by Seller of, the Termination Fee shall be the sole and exclusive remedy (whether at law, in equity, in contract, in tort or otherwise) of Seller and its Affiliates against Buyer, the Debt Financing Sources and each of their respective Affiliates for any Losses suffered by Seller and its Affiliates as a result of the failure of Closing to occur or for any breach or failure to perform hereunder, and none of Buyer or its Affiliates shall have any further Liability relating to or arising out of this Agreement or the Transactions; provided that, in no event shall Seller or its Affiliates be entitled to seek or obtain any recovery or judgment in excess of the Termination Fee, and in no event shall Seller or its Affiliates be entitled to seek or obtain any other damages (monetary or otherwise) of any kind against any of Buyer or its Affiliates for, or with respect to, this Agreement or the Transactions, including any breach by Buyer, the termination of this Agreement, the failure to consummate the Transactions or any claims, proceedings or actions under applicable Law arising out of any such breach, termination or failure (it being agreed and understood for the avoidance of doubt that under no circumstances shall any Debt Financing Source or any of its Affiliates have any Liability in respect of the Termination Fee or any other Liability to Seller or any of its Affiliates arising hereunder or in connection herewith); provided that, the foregoing shall not limit the right of Seller to seek specific performance of this Agreement pursuant to, and subject to the limitations in, Section 8.10 prior to the termination of this Agreement; provided further, that in no event shall Seller be entitled to both: (x) the payment of the Termination Fee and (y) the grant of specific performance of Buyer’s obligation to consummate Closing.
(h)If this Agreement is terminated, all provisions of this Agreement shall cease to be effective except for this Section 3.4 and Sections 5.1.4(d) (Debt Financing), 5.4.1 (Public Announcements), 5.4.2 (Confidentiality), 5.4.5(b) (No Claims against Directors and Officers), 8 (General Provisions) and 9 (Governing Law and Arbitration).
3.5 Closing Actions
3.5.1 Closing Memorandum
No later than 5 (five) Business Days prior to the anticipated Closing Date, Seller shall cause its legal counsel to prepare, in cooperation with, and approval of, Buyer's legal counsel, a closing memorandum which describes the closing actions pursuant to this Section 3.5 and which shall serve as evidence for the consummation of such closing actions. The Parties understand and agree that such closing memorandum shall not alter or amend any of the representations, warranties, covenants or other provisions or obligations of the Parties set forth in this Agreement.
3.5.2 Actions by Seller
At Closing, concurrently with, and in exchange for (Zug um Zug), the closing deliverables and payment by Buyer pursuant to Section 3.5.3, Seller shall deliver to Buyer the following:
(a)the original share certificate representing all Shares duly endorsed to Buyer;
(b)the equity interest transfer agreement concerning the US Sale, duly executed by US Seller and substantially in the form as attached hereto as Annex 3.5.2(b), as applicable, and all such other documents as may be required under applicable Law to transfer the equity interest of US Target from US Seller to Buyer or its designated Affiliate, each in form and substance reasonably acceptable to Buyer;
(c)assignment declarations to Buyer with respect to all interest of Seller in the Shareholder Loans, in form and substance reasonably acceptable to Buyer;
(d)a copy of the board resolution of Seller approving the transfer of the Shares and the Shareholder Loans from Seller to Buyer with effect as of and subject to Closing;
(e)a copy of the written consent of US Seller approving the US Sale with effect as of and subject to Closing;
(f)a copy of the resolution of the supervisory board (Aufsichtsrat) of German Seller approving the German Property Sale subject to Closing;
(g)a copy of the resolution of the board of directors of the Company approving the transfer of the Shares and the registration of Buyer in the shareholders register of the Company with full voting rights for all Shares effective as of Closing, together with the updated share register of the Company showing Buyer as the sole shareholder of the Company with all voting rights and free and clear from any Lien;
(h)resignation letters signed by each director or officer of the Company listed in Annex 3.5.2(h), in which such resigning director or officer declares his or her resignation as of Closing, subject to full discharge by the competent corporate body of the Company, and confirms that it has no outstanding claims against the Company or any of its Subsidiaries;
(i)the Separation Completion Notice, unless the Separation Completion Notice was previously delivered to Buyer;
(j)each of the Ancillary Agreements to which Seller or its Affiliates is a party, duly executed by such party;

(k)evidence that the Separation has been completed in accordance with the terms of this Agreement and the Separation Concept, as amended, including evidence that the Company directly or indirectly owns the equity interests in each Dedicated Wholly Owned Subsidiary, Shared Wholly Owned Subsidiary and NewCo Subsidiary as set forth in Annex B-1, Annex B-2(i) and Annex B-4, respectively, and the percentage of the equity interests in the Dedicated JV Subsidiaries set forth in Annex B-3;
(l)written confirmation from the German Seller addressed to (i) the German notary (notarizing the German Property Sale Agreement) and (ii) the German Buyer that the purchase price under and in accordance with the German Property Sale Agreement has been paid;
(m)the asset purchase agreement in the form attached to this Agreement as Annex 3.5.2(m) concerning the Peruvian Business Sale (the Peruvian Business Sale Agreement), duly executed by Peruvian Seller (and written evidence of all corporate actions required under applicable Law and Peruvian Seller's articles of association (if any), contingent on the completion of Closing, to approve the Peruvian Business Sale with effect as of and subject to Closing); provided, however, that if such agreement requires a purchase price due to applicable Law, Buyer and Seller shall agree to such purchase price prior to Closing;
(n)(i) a non-foreign person affidavit dated as of the Closing Date, prepared in accordance with Treasury Regulation Section 1.1445-2(b)(2) and in form and substance reasonably acceptable to Buyer, certifying that US Seller is not a “foreign person” as defined in Section 1445 of the US Code and (ii) an IRS Form W-9, in each case, duly executed by US Seller;
(o)with respect to Taxes, an overview over all relevant Blocking Periods, restricted actions and similar restrictions and obligations as a result of the Separation, and all relevant excerpts of the Tax rulings obtained by Seller or any Excluded Subsidiary with respect to these restrictions listed in Annex 5.3.2(a) (which rulings may be redacted to the extent they contain information that Seller, in consultation with Buyer, determines to be confidential or not relevant to the Target Companies or the Business); and
(p)the agreement contemplated in Section 5.4.17(d), duly executed by Seller and|or its relevant Affiliate(s).
3.5.3 Actions by Buyer
At Closing, concurrently with, and in exchange for (Zug um Zug), the deliverables of Seller in accordance with Section 3.5.2, Buyer shall:
(a)pay the Preliminary Consideration and the Fixed Loan Consideration, in each case in USD, to the bank account(s) of Seller provided in writing to Buyer at least 5 (five) Business Days prior to Closing;
(b)deliver to Seller each of the Ancillary Agreements to which Buyer or its Affiliates is a party, duly executed by such party; and

(c)deliver to Seller the agreement contemplated in Section 5.4.17(d), duly executed by Buyer and|or its relevant Affiliate(s).
3.5.4 Concurrent Closing Actions
All actions to be taken and documents to be delivered by the Parties at Closing shall be deemed to have been taken, executed and delivered simultaneously and to have occurred only if and when all such actions and documents have been taken, executed and delivered. In the event that Closing cannot be completed, the Parties undertake to use their reasonable best efforts to unwind all closing actions initiated or taken.
4.Representations
4.1 Representations of Seller
Subject to the limitations set forth in this Agreement and in accordance with Section 7.1.4, Seller hereby represents and warrants to Buyer that the representations and warranties set forth in Annex 4.1 are true and correct as of the date of this Agreement and as of the Closing Date, except that those representations and warranties which are explicitly made as of a specified date shall be true and correct as of such specified date only.
4.2 Representations of Buyer
Subject to the limitations set forth in this Agreement, Buyer hereby represents and warrants to Seller that the representations and warranties as set forth in Annex 4.2 are true and correct as of the date of this Agreement and as of the Closing Date, except that those representations which are explicitly made as of a specified date shall be true and correct as of such specified date only.
4.3 Exclusive Representations
(a)Each Party acknowledges that, other than as expressly provided in this Agreement, the other Party has not made, and does not make, and has not relied and does not rely on, any representation or warranty, express or implied, relating to the subject matter of this Agreement. Buyer acknowledges that Seller does not make any representations or warranties as to the future development of any Target Group Company and|or the Business and does not and did not make any representations regarding projections of a financial nature relating to the Business and|or any Target Group Company.
(b)To the extent a matter is specifically addressed by a representation or warranty of a Party in Annex 4.1 or Annex 4.2 and also generally addressed by a different representation or warranty of such Party in Annex 4.1 or Annex 4.2, as applicable, the specific representation or warranty shall be given effect to the extent such matter is addressed therein and no other representation or warranty shall be deemed to be given with respect to such specified matter.

5.Covenants and Indemnities
5.1 Actions Prior to Closing
5.1.1 General
The Parties shall use reasonable best efforts to (a) procure that the conditions precedent set forth in Section 3.2 are fulfilled as promptly as practicable, shall cooperate in view thereof and shall inform each other of any actions taken or developments occurring in relation to, or which would be reasonably be expected to affect the timing of, Closing, (b) execute and deliver, or shall cause to be executed and delivered, such documents and shall take, or shall cause to be taken, such further actions as may be reasonably required to carry out the provisions of this Agreement and give effect to the Transactions, and (c) refrain from taking any actions that would reasonably be expected to materially impair, delay or impede Closing (including by agreeing to acquire by merging or consolidating with, or by purchasing the assets of or equity in, any Person if such action would reasonably be expected to materially impair, delay or impede the obtaining of, or adversely affect the ability of the Parties to procure, any Governmental Approvals).
5.1.2 Filings and Submissions
(a)No later than 30 (thirty) Business Days following the date of this Agreement, but subject to Section 5.1.2(c), Buyer, and to the extent required under applicable Law, Seller, shall make all filings and submissions (including where applicable, in draft form) to procure that the condition precedent set forth in Section 3.2.1(a) is satisfied as soon as possible after the date of this Agreement.
(b)Subject to any constraints under applicable Law, Seller shall provide Buyer and Buyer shall provide Seller with all information reasonably necessary for such filings and submissions.
(c)No Party shall make any such filings or submissions without the prior consent of the other Party, such consent not to be unreasonably withheld or delayed. Buyer shall provide Seller with the final drafts of all such filings and|or submissions within reasonable time before their planned filing or submission in order to allow Seller and its advisers to comment on any filings and|or submissions before their actual filing or submission and Buyer shall consider such comments as Buyer solely determines in good faith. Buyer shall have the principal responsibility for devising and implementing the strategy for obtaining all clearances under all Merger Control Laws, including decisions as to the timing of filings, and shall take the lead in all communications with any Governmental Authority in connection with obtaining all clearances under all Merger Control Laws.
(d)The Parties each undertake, to the extent permissible under applicable Law, to keep the other informed as to progress towards satisfaction of the condition precedent set forth in Section 3.2.1(a) and shall for this purpose:
i.promptly (but in any case within two Business Days) notify the other Party (and provide copies or, in the case of non-written communications, material details) of any material communications with any Governmental Authority relating to any required Governmental Approval where such communications have not been independently or simultaneously supplied to the other;
ii.where reasonably requested and where permitted by the relevant Governmental Authority, allow persons nominated by the other Party to attend all meetings with the Governmental Authority and, where appropriate as Buyer solely determines, to make oral submissions at such meetings; and
iii.regularly review with the other Party the progress of any notifications or filings with a view to obtaining the Governmental Approvals at the earliest reasonable opportunity.
5.1.3 Debt Financing
(a)Buyer shall use its reasonable best efforts to do all things reasonably necessary, proper or advisable to consummate and obtain the Debt Financing on the terms and conditions not substantially less favorable to Buyer and its Affiliates than those contained in the Debt Financing Commitments, including using reasonable best efforts to seek to (i) maintain in effect the Debt Financing Commitments in accordance with the terms and subject to the conditions thereof, (ii) comply with their respective obligations under the Debt Financing Commitments and satisfy (or obtain a waiver of) on a timely basis (taking into account the anticipated timing of the Marketing Period) all conditions and covenants applicable to Buyer and that are within its control, in each case, in the Debt Financing Commitments, (iii) negotiate and enter into all definitive agreements with respect to the Debt Financing contemplated by the Debt Financing Commitments on the terms and conditions contained therein or on other terms not substantially less favorable to Buyer and its Affiliates than those contained in the Debt Financing Commitments, and (iv) enforce its rights under the Debt Financing Commitments and consummate the Debt Financing at or prior to Closing. Other than as set forth in this Section 5.1.3(b) below, Buyer shall not, without the prior written consent of Seller (such consent not to be unreasonably conditioned, withheld or delayed), permit any material amendment or modification to be made to, or any material waiver of any provision or remedy, under, the Debt Financing (it being understood that the exercise of any “market flex” provisions contained in any fee letter shall be deemed not to be an amendment, modification or waiver) if such amendments, modifications or waivers could reasonably be expected to (1) reduce the aggregate amount of the Debt Financing such that Buyer would not have sufficient cash proceeds to permit Buyer to pay the Preliminary Consideration and the Fixed Loan Consideration, (2) impose new or additional conditions to the receipt of the Debt Financing in a manner that would reasonably be expected to prevent or materially impair or delay Closing, (3) prevent or materially delay the consummation of the Transactions, or (4) adversely impact the ability of Buyer to enforce its rights against the other parties to the Debt Financing; provided that Buyer may amend, supplement or modify the Debt Financing Commitments to add or replace lenders, lead arrangers, bookrunners, syndication agents or similar entities (or titles with respect to such entities) and shall furnish to Seller a copy of any material amendment, modification, waiver or consent of or relating to the Debt Financing Commitments promptly upon execution thereof. Buyer will fully pay, or cause to be paid, all commitments or other fees arising pursuant to the Debt Financing Commitments as and when they become due.

(b)Without limiting the generality of the foregoing, Buyer shall give Seller prompt written notice: (i) of any material default or breach (or any event that, with or without notice, lapse of time or both, would reasonably be expected to give rise to any material default or breach) by any party to any Debt Financing Commitments or definitive document related to the Debt Financing of which Buyer or its Affiliates becomes aware; (ii) of the receipt of any written notice or other communication from any Person with respect to any actual default, breach, termination or repudiation by any party to the Debt Financing Commitments or any definitive document related to the Debt Financing of any provisions of the Debt Financing Commitments or any definitive document related to the Debt Financing; and (iii) if for any reason Buyer has determined in good faith that it will not be able to obtain all or any portion of the Debt Financing necessary to consummate the Transactions pursuant to the Debt Financing Commitments.
(c)If any portion of the Debt Financing becomes unavailable on the terms and conditions contemplated in the Debt Financing Commitments or one or more of the definitive agreements related to the Debt Financing (other than as a result of Seller’s breach of any provision of this Agreement, or failure to satisfy the conditions set forth in Section 3.2), Buyer shall promptly use its reasonable best efforts to arrange and obtain alternative financing from alternative sources in such amount of the Debt Financing that becomes unavailable, on terms and conditions that are not substantially less favorable, in any material respect (as reasonably determined by Buyer), to Buyer than those contained in the Debt Financing Commitments and that do not, in any case, involve any conditions to funding the financing that are not contained in the Debt Financing Commitments and would not reasonably be expected to prevent, materially impede or materially delay the consummation of the financing, the Transactions or the transactions contemplated by the Ancillary Agreements and in an amount at least equal to the Debt Financing or such unavailable portion thereof, as the case may be (the Alternate Debt Financing), and to obtain a new financing commitment letter with respect to such Alternate Debt Financing which shall replace the existing Debt Financing Commitments, a true, complete and correct copy of which shall be promptly provided to Seller.
(d)Buyer acknowledges and agrees that the obtaining of the Debt Financing, or any Alternate Debt Financing, is not a condition to Closing and reaffirms its obligation to consummate the Transactions irrespective and independently of the availability of the Debt Financing or any Alternate Debt Financing, subject to fulfillment or waiver of the conditions set forth in Section 3.2.
5.1.4 Debt Financing Cooperation
(a)Prior to Closing, Seller shall, and shall cause its Affiliates to, use its reasonable best efforts to cause any of its personnel and representatives (including legal and accounting representatives) to, use their reasonable best efforts to cooperate with Buyer as necessary in connection with the arrangement and obtaining of the Debt Financing or any debt being issued in lieu of all or a portion of the Debt Financing as may be reasonably requested by Buyer and is customary for financing of such type (provided that such requested cooperation does not unreasonably interfere with the ongoing operations of Seller or any of its Affiliates), including:
i.(1) furnishing Buyer and the Debt Financing Sources as promptly as reasonably practicable with (A) the audited combined balance sheets and statements of income and cash flows of the Business (including such business of Seller or its Subsidiaries to the extent carried out in

India) for fiscal years ending December 31, 2017, December 31, 2018 and December 31, 2019 (and fiscal year ending December 31, 2020, if the Closing Date occurs after December 31, 2020), prepared at Seller’s own expense (the Annual Financial Statements), accompanied by the audit reports thereon of PricewaterhouseCoopers AG, Basel, and (B) unaudited combined balance sheets and related statements of income and cash flows of the Business (including such business of Seller or its Subsidiaries to the extent carried out in India) for the year-to-date period of each financial quarter beginning with the period ending September 30, 2019, and the portion of the fiscal year through the end of such quarter ended at least 45 days prior to the Closing Date and for the comparable period of the prior fiscal year, together with all related notes and schedules thereto, prepared at Seller’s own expense (the Interim Financial Statements)), reviewed by PricewaterhouseCoopers AG, Basel, as provided in AU Section 722 promulgated by the Public Company Accounting Oversight Board, in the case of clauses (A) and (B), prepared in accordance with GAAP and in compliance with Regulation S-X, (2) furnishing Buyer and the Debt Financing Sources as promptly as reasonably practicable with all other customary financial information necessary to allow Buyer to prepare pro forma financial statements (including for the most recent four fiscal quarter period ended at least 45 days prior to the Closing Date) prepared in accordance with GAAP and Regulation S-X, in each case to the extent the same is of the type and form required to be included in a prospectus for an offering of securities by Buyer registered under the Securities Act, or otherwise necessary to receive from the independent auditors of Seller (and any other auditor to the extent financial statements audited or reviewed by such auditor are or would be included in such prospectus) customary “comfort” at the expense of Buyer (including “negative assurance” comfort) with respect to the financial information of the Business (including such business of Seller or its Subsidiaries to the extent carried out in India) to be included in such prospectus, and (3) using reasonable best efforts to allow the independent auditors of Seller to furnish consents for use of their unqualified audit reports in any materials relating to the Debt Financing or any debt being issued in lieu of all or a portion of the Debt Financing (the authorization letters referred to below, the draft comfort letters referred to below and all information specified in this clause (i), the Required Information);
ii.causing Seller’s management team, with appropriate seniority and expertise, at reasonable times and upon reasonable notice, to assist in preparation for and participate in a limited number of management and other meetings, conference calls, due diligence sessions and similar presentations to and with the Debt Financing Sources and rating agencies in connection with the Debt Financing or any debt being issued in lieu of all or a portion of the Debt Financing;
iii.providing Buyer and the Debt Financing Sources with information necessary for the preparation of materials for customary prospectuses, lender presentations, roadshow presentations or memoranda, private placement memoranda, bridge teasers, syndication memoranda, bank information memoranda and similar documents and rating agency presentations required in connection with the Debt Financing or any debt being issued in lieu of all or a portion of the Debt Financing, including (1) records, data or other information reasonably necessary to (A) support any statistical information or claims relating to the business appearing in the aforementioned materials and (B) allow Buyer to prepare any financial projections which are conditions to the availability of the Debt Financing and (2) rating agency presentations;
iv.taking reasonable steps to facilitate, in each case subject to Closing, the granting of guarantees and the pledging, granting of security interests in, and otherwise granting of liens on, the assets of the Company, the Target Subsidiaries or the Business which are conditions to the availability of the Debt Financing pursuant to customary guarantee, pledge and security agreements to be effective from and after Closing;
v.providing customary authorization letters to the Debt Financing Sources authorizing the distribution of information to prospective lenders (including customary 10b-5 and material non-public information representations);
vi.authorizing the disclosure of certain information (by posting such information on Debtdomain, IntraLinks, SyndTrak Online or similar electronic means) identified by Buyer relating to the Business or the Target Subsidiaries for purposes of permitting such information to be included in marketing materials or memoranda for the Debt Financing (or any debt being issued in lieu of all or a portion of the Debt Financing) to be provided to potential investors who do not wish to receive material non-public information with respect to Seller and its Subsidiaries;
vii.using reasonable best efforts to cause the independent auditors of Seller to furnish to Buyer and the Debt Financing Sources promptly with drafts of customary comfort letters that the independent auditors of Seller (and any other auditor to the extent financial statements audited or reviewed by such auditor are or would be included in such offering memorandum) are prepared to deliver upon “pricing” and “closing” of any debt being issued in lieu of all or a portion of the Debt Financing and using reasonable best efforts to cause such independent auditors to deliver such comfort letters upon the “pricing” and “closing” of any such debt securities; and
viii.as soon as reasonably practicable, and in any event no later than three Business Days prior to Closing, providing all documentation and information that any lender, provider or arranger of any Debt Financing or trustee for the debt securities has reasonably requested at least ten days prior to the Closing Date in connection with such Debt Financing or debt securities under applicable “know your customer” and anti-money laundering rules and regulations, including the USA PATRIOT Act;
provided that (1) neither Seller nor any of its Affiliates shall be required to pay any commitment or other similar fee or incur any cost or expense in connection with complying with this Section 5.1.4 in connection with the Debt Financing (other than with respect to procuring the Annual Financial Statements and the Interim Financial Statements), (2) the effectiveness of any documentation executed by Seller or its Subsidiaries with respect to the Debt Financing (except (A) the authorization letters set forth above, (B) the representation letters required by the Seller’s auditors in connection with the delivery of “comfort letters” set forth above, and (C) any certificate of Seller or its Subsidiaries reasonably requested by Buyer’s counsel in connection with the delivery of any legal opinions such counsel may be required to deliver) shall be subject to the completion of Closing and be effective at or after Closing, (3) neither Seller nor any of its respective Affiliates nor their respective pre-Closing directors, officers, employees, partners, advisors, auditors, agents and representatives shall (X) be required to incur any liability under any indenture, credit agreement or related document or any other agreement or document related to the Debt Financing or any Alternate Debt Financing (except that the Company and the Target Subsidiaries may incur such liabilities to the extent effective only upon and after Closing), it being understood that such liabilities shall not be taken into consideration for the calculation of any post-Closing adjustment of the Preliminary Consideration or (Y) provide in connection with the Debt Financing any information the disclosure of which is prohibited or restricted under Law or is legally privileged, and (4) Buyer shall be solely responsible for, the preparation of pro forma financial information, any description of all or any component of the Debt Financing, any subsidiary financial statements, any projections or other forward-looking statements relating to the Debt Financing (or components thereof) or any solvency certificate or similar certification or representation;
(b)Seller shall, and shall cause its Subsidiaries to, supplement the Required Information on a reasonably current basis to the extent that any such Required Information, to the knowledge of Seller, when taken as a whole and in the light of the circumstances under which such statements were made, contains any material misstatement of fact or omits to state any material fact necessary to make such information not materially misleading.
(c)Seller hereby consents to the reasonable use prior to Closing of all of its and the Business’ logos, names and trademarks in connection with the syndication of the Debt Financing; provided that such logos, names and trademarks shall be used solely in a manner that is not intended or reasonably likely to harm or disparage Seller or its Subsidiaries or their respective marks, or their respective reputation or goodwill.
(d)Buyer shall (i) promptly, upon reasonable request by Seller, reimburse Seller and its Affiliates for all reasonable and documented out-of-pocket fees, costs and expenses (including reasonable attorney's fees) incurred by Seller and its Affiliates in connection with the cooperation and assistance contemplated by this Section 5.1.4 (other than with respect to the preparation of the Annual Financial Statements and the Interim Financial Statements), and (ii) indemnify and hold harmless Seller and its Affiliates, and their respective pre-Closing directors, officers, employees, partners, advisors, auditors, agents and representatives, from and against any and all claims, losses, damages, injuries, Liabilities, judgments, awards, penalties, fines, Taxes, costs (including cost of investigation), expenses (including documented out-of-pocket attorneys’ fees) or settlement payments suffered or incurred by them in connection with the cooperation and assistance contemplated by this Section 5.1.4, the arrangement of the Debt Financing and any information utilized in connection therewith (other than with respect to the preparation of the Annual Financial Statements and the Interim Financial Statements), except to the extent that any of the foregoing arises from the bad faith or willful misconduct of Seller or its Affiliates, or any of their respective pre-Closing directors, officers, employees, agents and representatives, in each case, acting on behalf of Seller or its Affiliates, as applicable, and any use of the logos of Seller and|or the Business that does not comply with Section 5.1.4(c); provided, however, that nothing in this Section 5.1.4(d) shall in any way limit Seller’s indemnification obligations under Section 7.1.
(e)Notwithstanding anything to the contrary in this Agreement, the condition set forth in Section 3.2.3(b), as it applies to Seller’s obligation under this Section 5.1.4, shall be deemed satisfied unless Seller has knowingly and willfully materially breached its obligations under this Section 5.1.4.
5.1.5 Financial Reports
From the date of this Agreement until Closing, and subject to applicable Laws, Seller will provide Buyer with copies of the monthly summary MFR file (reported not standalone adjusted) relating to the Business (including such business of Seller or its Subsidiaries to the extent carried out in India), in a form and at such times as prepared and shared with Seller management in the Ordinary Course. Seller will use reasonable best efforts to deliver to Buyer (a) on or prior to December 31, 2019, the Annual Financial Statements for fiscal years ending December 31, 2017 and December 31, 2018, and the Interim Financial Statements for the periods ending September 30, 2018 and September 30, 2019, (b) on or prior to March 29, 2020, Annual Financial Statements for the fiscal year ending December 31, 2019, (c) on or prior to May 31, 2020, the Interim Financial Statements for the periods ending March 31, 2019 and March 31, 2020, and (d) for any financial quarter ending after March 31, 2020 and on or prior to Closing, the Interim Financial Statements for each such financial quarter (and for the comparable period of the prior fiscal year) on or prior to the date that is 60 (sixty) days following the end of such financial quarter; provided, however, that with respect to the latest financial quarter ending on or prior to the Closing Date, the applicable Annual Financial Statements and Interim Financial Statements shall be provided (i) with respect to the applicable Interim Financial Statements, no later than 60 days after such quarter and (ii) with respect to the applicable Annual Financial Statements, no later than 90 days after the end of the applicable calendar year.
5.1.6 Third Party Consents
Seller will use reasonable best efforts to promptly obtain all consents, approvals, authorizations of, and to timely provide notice to, all third parties as may be required by any applicable Contract in connection with the consummation of the Transactions.
5.1.7 Access to Information
From the date of this Agreement until the Closing Date, upon reasonable prior notice, Seller shall, and shall cause its Affiliates to (a) afford to Buyer and its advisors reasonable access, during normal business hours, to the properties, personnel and the information of Seller and its Affiliates to the extent in furtherance of the Transactions and related to the Business, and (b) furnish to Buyer and its advisors additional financial and operating data and other information regarding the Business as Buyer and the Financing Sources may from time to time reasonably request; provided that (w) such access shall be subject to Section 5.4.2, (x) no information shall be granted to the extent that it would unreasonably interfere with the conduct of the business of Seller or its Affiliates, (y) Buyer shall bear all of the out-of-pocket costs and expenses (including attorneys’ fees) incurred in connection with the foregoing, and (z) Seller shall not be required to provide any information (i) which is subject to a third-party contractual confidentiality obligation and not relevant to the Business, or (ii) the disclosure of which is prohibited or restricted by applicable Law or legal proceeding or that is legally privileged and disclosure of which would be reasonably likely to result in a loss of privilege as determined by Seller in good faith. All requests for data or information pursuant to this Section 5.1.7 shall be made to Seller’s general counsel or any Person designated by Seller’s general counsel for purposes of providing such access or information and any information so accessed or provided shall be subject to the Confidentiality Agreement.

5.1.8 German Property Sale Agreement
Promptly after signing of this Agreement, Seller and Buyer shall procure that German Seller and German Buyer, respectively, execute the asset purchase agreement in the form attached to this Agreement as Annex 5.1.8 concerning the German Property Sale (the German Property Sale Agreement) and have the German Property Sale Agreement duly notarized by the applicable Governmental Authority; provided, however, that if such agreement requires a purchase price due to applicable Law, Buyer and Seller shall agree to such purchase price prior to Closing
5.2 Conduct of Business between Signing and Closing
Except, alternatively, (a) as provided herein or in the SID, (b) as Fairly Disclosed in Section 5.2 of the Disclosure Letter, (c) as required to comply with mandatorily applicable Laws or the terms of a Contract existing as of the date of this Agreement, (d) as contemplated in the most recent budgets of the Company provided to Buyer prior to the date of this Agreement, (e) with prior consent of Buyer (or, if applicable Laws do not so permit, prior consultation with Buyer), or (f) in connection with completing the Separation in accordance with the terms of this Agreement and the Separation Concept, Seller shall use reasonable best efforts to procure that, until Closing, the Business continues to be operated as a going concern, in the Ordinary Course subject to any deviations thereof in connection with the Separation. In particular, Seller shall not, and shall use reasonable best efforts to procure that the Current Group and the Target Group Companies shall not, subject to clauses (a) – (f) of the first sentence of this Section 5.2, from the date of this Agreement through the Closing Date, take any of the actions described in Section 7(b) of Annex 4.1 or: (i) agree to purchase or sell any securities of the Target Group Companies (including shares of capital stock, options, warrants or rights to purchase), including, in each case, by way of merger, (ii) borrow any amount or incur or become subject to any Debt except (A) current Liabilities reflected in the calculation of the Estimates, (B) borrowings under lines of credit existing as of the date of this Agreement or any new lines of credit terminable without penalty at or prior to Closing and (C) any Debt provided by Seller or its Subsidiaries, subject to Section 5.4.13, (iii) guarantee the indebtedness of any third party or release any material claim possessed by Seller, the Current Group or the Target Group Companies with respect to the Business, (iv) materially increase the salary, wages or other compensation rates of any officer, manager or director or consultant, (v) make or grant any material increase in any Employee Benefit Plan or Employee Benefit Arrangement, or amend or terminate any existing Employee Benefit Plan, or adopt any new Employee Benefit Plan, all other than as required by Law or an existing Contract, (vi) make any commitment to incur any Liability to any labor organization, (vii) authorize or make any non-budgeted capital expenditures or commitments in excess of CHF 2,000,000 individually or CHF 20,000,000 in the aggregate per calendar year, (viii) modify or amend, in any material respect, or terminate, release, assign or waive any material rights or claims under any Material Contract or enter into any Contract that would be a Material Contact, (ix) modify or amend, in any material respect, any certificate of incorporation, bylaws or equivalent organizational documents with respect to any Current Subsidiary or any Target Subsidiary, (x) declare or make or pay any dividend in kind or other distribution of profits, payable in kind (which for the avoidance of doubt shall not include the distribution of loans), with respect to the Shares, the Current Subsidiary Shares, the JV Shares or the Target Subsidiary Shares, or (xi) agree to do any of foregoing actions described in clauses (i)-(x). For the purpose of this Section 5.2, reference to "Target Group" or "Target Group Company" shall include the Dedicated JV Subsidiaries.

5.3 Tax Covenant and Tax Indemnity
5.3.1 Tax Cooperation and Procedures
Without limitation to the generality of Section 5.4.3:
a.
i.Seller shall prepare and timely file, or cause to be prepared and timely filed, all Tax Returns for the Target Group or otherwise relating to the Business that are required to be filed on or prior to the Closing Date. Seller shall timely remit, or cause to be timely remitted, to the applicable Tax Authority all Taxes shown as due and owing on such Tax Returns.
ii.Seller shall prepare, or cause to be prepared, at Seller’s expense, all Tax Returns for the Target Group for any taxable period ending on or prior to the Closing Date (a Pre-Closing Tax Period) that are required to be filed after the Closing Date, as well as all Tax Returns for the Target Group for any taxable period commencing on or before, and ending after, the Closing Date (a Straddle Period) that report any Separation Transaction (including carve-in and carve-out transactions) and that are required to be filed after the Closing Date (such Tax Returns for the Pre-Closing Tax Period and the Straddle Period, Seller Post-Closing Returns), and Buyer shall prepare, or cause to be prepared, all Tax Returns for the Target Group for any Straddle Period that are not Seller Post-Closing Returns (such Tax Returns for the Straddle Period, Buyer Post-Closing Returns and, together with Seller Post-Closings Returns, Post-Closing Returns). Seller and Buyer shall each bear half of the costs and expenses of preparing all Tax Returns and allocation of Taxes to be prepared by Seller or Buyer for a Straddle Period in accordance and compliance with this Section 5.3.1(a)(ii) and Section 5.3.1(b); provided, however, that (a) in the case of preparing any such allocation of Taxes, Buyer shall bear half of only reasonable out-of-pocket third party costs and expenses and (b) Seller shall solely bear the costs and expenses with respect the Separation Valuations and any related Tax rulings. Annex 5.3.1(a)(ii) sets forth a list of Tax Returns that, as of the date hereof, Seller reasonably expects to constitute a Seller Post-Closing Return or a Buyer Post-Closing Return, and Seller, in consultation with Buyer, shall revise Annex 5.3.1(a)(ii) prior to the Closing Date.
iii.All Tax Returns prepared pursuant to Section 5.3.1(a) shall be prepared in a manner consistent with past custom and practice, except as otherwise required by Law or this Agreement. Buyer and Seller shall cooperate, as and to the extent reasonably requested, with each other and use their reasonable best efforts to obtain from any Governmental Authority and any other third party all necessary information as well as all confirmations, certificates, acknowledgements and similar documents for the filing of the Post-Closing Returns.
iv.The Party that controls the preparation of any Post-Closing Return pursuant to Section 5.3.1(a)(ii) (the Preparing Party) shall submit to the other Party (the Reviewing Party)

a draft of any such Tax Return, in the case of an income Tax Return, at least 60 (sixty) days and, in the case of a non-income Tax Return, at least 30 (thirty) days prior to the due date (taking into account applicable automatic extensions and extensions validly obtained as of such time (the Due Date)) for such Tax Return (or, in each case, such shorter period of time as the Due Date for any such Tax Return may reasonably require), and the Parties shall cooperate in good faith to resolve any disputes with respect to, and finalize, any such Tax Return; provided, however, if the Parties are not able to resolve any item that is not a Material Tax Item, then such item shall be reported on the applicable Tax Return in the manner determined by the Preparing Party; provided, further, however, if the Parties are not able to resolve any Material Tax Item, then, in the case of an income Tax Return, 30 (thirty) days and, in the case of a non-income Tax Return, 15 (fifteen) days prior to the Due Date for such Tax Return, the Parties shall submit such Tax Return to the Accounting Firm (or, if the Accounting Firm) is not available or otherwise unwilling or unable to resolve the dispute, another internationally recognized independent public accounting firm mutually agreeable to the Parties) (the Tax Referee) for resolution of any such Material Tax Item and the Parties shall instruct the Tax Referee to render its final determination prior to the Due Date for such Tax Return or as soon as reasonably practicable thereafter. For purposes of this Agreement, a Material Tax Item is any item of income, gain, loss, deduction or credit for applicable Tax purposes (excluding, for the avoidance of doubt, determination of valuations to be utilized to report Separation Transactions, which valuation issues are governed by Section 5.3.1(a)(v)) that, if reported in the manner determined by Seller, could reasonably be expected to result in USD 250,000 or more of Taxes that are not Indemnified Taxes or, if reported in the manner determined by Buyer, could reasonably be expected to result in at least USD 250,000 or more of Indemnified Taxes.
v.With respect to any Seller Post-Closing Return for a Target Group Company that reports any Separation Transaction, for purposes of reporting the Tax consequences of such Separation Transaction to such Target Group Company, the Parties shall use the applicable Material Separation Valuations (subject to Section 2.7.3(b)) or, if a valuation for the Target Group Company is not set forth on Annex 2.7.3(b), the valuation determined by Seller (together with the Material Separation Valuations, the Separation Valuations). For the avoidance of doubt, the Separation Valuations shall be utilized to establish, in the case of a carve-in Separation Transaction, the applicable Target Company’s initial Tax basis in the assets acquired in such Separation Transaction and, in the case of a carve-out Separation Transaction, the capital gains or losses resulting from such Separation Transactions.
vi.Buyer shall file or cause to be filed all Post-Closing Returns as finally prepared pursuant to Section 5.3.1; provided that, with respect to any Post-Closing Return that is submitted to the Tax Referee pursuant to Section 5.3.1(a)(iv), if the Tax Referee has not rendered its final determination by the Due Date for any such Tax Return, then Buyer shall be entitled to file any such Tax Return in the manner determined by Buyer, and upon receipt of the Tax Referee’s final determination, Buyer shall amend any such Tax Return to reflect such final determination.

vii.In the case of Post-Closing Returns, Seller shall, on a quarterly basis, calculate and remit to Buyer an amount equal to any Taxes to be indemnified in accordance with Section 5.3.2(a) (i) that the Seller reasonably expects to become due and owing in the form of a prepayment in the following quarter or (ii) that is shown as due and owing on the respective Tax Return after deduction of any prepayments made pursuant to clause (i) of this Section 5.3.1(a)(vii). To the extent the amount of Taxes to be indemnified in accordance with Section 5.3.2(a) shown as due and owing on any such Tax Return as filed with the applicable Tax Authority is lower than the amount paid pursuant to clause (i) of this Section 5.3.1(a)(vii), any such difference shall be applied against, and reduce, future payments pursuant to this Section 5.3.1(a)(vii) and ultimately refunded if not used. Provided, that, if any such Tax Return is submitted to the Tax Referee pursuant to Section 5.3.1(a) and the Tax Referee has not rendered its final determination prior to the Due Date for such Tax Return, then, solely for purposes of calculating the amount to be remitted by Seller to Buyer pursuant to this Section 5.3.1(a)(vii), the item submitted to the Tax Referee for resolution shall be deemed to be resolved in the manner determined by Seller.
viii.In making its determination, the Tax Referee shall serve as an expert, and not as an arbitrator, and any determination by a Tax Referee pursuant to Section 5.1.3(a) shall be final and binding on the Parties, and the fees, costs, and other expenses of the Tax Referee shall be borne equally by Buyer and Seller.
b.For purposes of this Agreement, in the case of any Straddle Period, Taxes shall be allocated to the portion of the Straddle Period ending on the Closing Date as follows: (i) in the case of property taxes (real, personal, or otherwise) and other similar ad valorem Taxes, based upon a fraction the numerator of which is the number of days in the Straddle Period ending on and including the Closing Date and the denominator of which is the total number of days in the Straddle Period; and (ii) in the case of any other Taxes (including income, payroll, employment, sales, value added, and withholding Taxes) based on an interim closing of the books basis as if such Tax period ended as of the close of business on the Closing Date; provided that exemptions, allowances or deductions that are calculated on an annual basis (including depreciation and amortization deductions) shall be allocated between the period ending on the Closing Date and the period beginning after the Closing Date in proportion to the number of days in each period.
c.Announcement 7 Filing:
i.Promptly after the date hereof (and in any event within 30 days) Seller shall file, in the joint names of Seller and Buyer (if Buyer so elects) and at Seller’s own expense, the Announcement 7 Reporting Package, to the applicable Governmental Authority in accordance with applicable Law. Seller shall submit a draft of the Announcement 7 Reporting Package to Buyer for review and comment not less than 10 days prior to the date such filing is to be made, and Seller shall incorporate into the Announcement 7 Reporting Package all reasonable comments made by Buyer. Within five days after the submission of Announcement 7 Reporting Package, Seller shall deliver to Buyer a complete copy of the as-filed Announcement 7 Reporting Package and, if available within such time period, an acknowledgement of receipt issued by the applicable Governmental Authority.
ii.Seller shall keep Buyer informed with respect to the commencement, status and nature of any communications with any applicable Governmental Authority with respect to the Announcement 7 Reporting Package (including by providing to Buyer copies of all material correspondence, reports and filings).
iii.If Seller is required to pay any Tax relating to the filing of the Announcement 7 Reporting Package or otherwise imposed by the applicable People’s Republic of China Governmental Authority in connection with the Transactions, Seller shall file, or cause to be filed, appropriate Tax Return(s) and pay such Tax in accordance with applicable Tax Law. Seller shall deliver to Buyer copies of (A) such Tax Return(s) (where applicable) and (B) the receipt of Tax payment within ten days after receiving the Tax payment receipt. If the applicable Governmental Authority determines that no Tax is payable by Seller as a result of filing the Announcement 7 Reporting Package, Seller shall inform, and provide reasonable evidence of such determination to Buyer within ten days after receipt thereof.
d.Buyer may, in its sole discretion, make one or more elections pursuant to Section 338(g) of the US Code (and any analogous election under applicable US state or local Law) with respect to the purchase of the Shares (including, as applicable, with respect to any Subsidiary of the Company, but excluding, for the avoidance of doubt, the US Target as it is not a Subsidiary of the Company), (each, a Section 338(g) Election). In the event that Buyer determines to make a Section 338(g) Election, Buyer will prepare an allocation of the Preliminary Consideration (less an amount equal to the sum of the Fixed Loan Consideration, the US Purchase Price, the Peru Purchase Price, and the portion of the Preliminary Consideration allocable to the German Property Sale) and any other relevant amounts treated as consideration for US federal income (and other applicable) tax purposes among the assets of the Company (and, as applicable, any Subsidiary of the Company), in accordance with Sections 338 and 1060 of the US Code and the Treasury Regulations thereunder, which may be adjusted from time to time by Buyer. Buyer will provide a copy of any such allocation to Seller.
e.With the exception of Section 5.3.1(f), Buyer shall notify Seller without undue delay, but at latest within 45 (forty-five) Business Days, of Buyer’s (or an Affiliate’s) receipt of written notice of any Tax Audit of a Target Group Company received from a Tax Authority for a Pre-Closing Tax Period or a Straddle Period. The failure to give notice in accordance with this Section 5.3.1(e) shall not exclude Seller's liability hereunder (Verwirkung); provided, however, that Seller shall not be liable for any Losses if and to the extent the same is caused by Buyer’s failure to give timely notice within the time period set forth in this Section 5.3.1(e). Buyer shall provide Seller promptly with copies of any notices or other material correspondence provided by the Tax Authority in connection therewith solely to the extent relating to a Pre-Closing Tax Period or the portion of a Straddle Period ending on the Closing Date. In the case of such a Tax Audit for a Pre-Closing Tax Period or a Straddle Period, Buyer and Seller shall cooperate on a reasonable basis in the Tax Audit process and Seller may participate on a reasonable basis at Seller's own expense in the dealings with the respective Tax Authority. Seller shall be entitled to appoint an

auditor and|or a tax advisor at Seller’s own expense to participate in the Tax Audit who shall exercise Seller's rights provided in this Section 5.3.1(e) in connection therewith. Buyer shall not enter into any binding acknowledgement or settlement in any Tax Audit relating to a Pre-Closing Tax Period or the portion of a Straddle Period ending on the Closing Date without the prior written consent of Seller, such consent not to be unreasonably withheld.
f.Buyer shall notify Seller without undue delay, but at latest within 10 (ten) Business Days after any of the Target Group Companies has received a written notice of any Tax assessment or following decision by the Tax Authority or a court for a Pre-Closing Tax Period that could reasonably be expected to result in an indemnity obligation of Seller for Indemnified Taxes under this Agreement. The failure to give notice in accordance with this Section 5.3.1(f) shall not exclude Seller’s liability hereunder (Verwirkung); provided, however, that Seller shall not be liable for any Losses if and to the extent the same is caused by Buyer’s failure to give timely notice within the time period set forth in this Section 5.3.1.(f).
g.Seller shall, with notice to Buyer, have the right to request, at Seller's own expense, the filing of appeals by Seller against the assessment of Taxes or any court decisions which result from any such Tax Audit for a Pre-Closing Tax Period, unless any such appeal could reasonably be expected to result in Taxes other than Indemnified Taxes. In the event that Seller elects to exercise such right, Buyer shall grant any necessary powers of attorney and make available to Seller or cause to be made available all relevant documentation reasonably necessary for the filing of such appeals. Seller shall provide Buyer promptly with copies of any notices or other material correspondence provided by the Tax Authority in connection therewith, Buyer may participate on a reasonable basis in the dealings with the respective Tax Authority, and Buyer shall be entitled to appoint an auditor and|or a tax advisor to participate in the Tax Audit who shall exercise Buyer's rights provided in this Section 5.3.1(g) in connection therewith. Seller shall not enter into any binding acknowledgement or settlement in any such procedure before the Tax Authorities or a court, without the prior written consent of the Buyer, such consent not to be unreasonably withheld.
h.Each Party agrees to retain all of its books with respect to Taxes relating to any taxable period beginning before Closing until the expiry of the statute of limitations (and any extensions thereof) for any such taxable period, and to abide by, and comply with, all record retention Contracts entered into with any Tax Authority.
i.This Section 5.3.1, and not Section 7.1.5, shall control with respect to Tax Audits for Pre-Closing Tax Periods and Straddle Periods.
j.The Parties acknowledge and agree that the purchase and sale of the equity interests in US Target is intended to be treated as a taxable purchase and sale of the assets of US Target for US federal (and applicable US state and local) income tax purpose, and the Parties will not, and will cause their Affiliates not to, take any position inconsistent with such intended tax treatment on any Tax Return, in any Tax Audit or otherwise before any Tax Authority unless otherwise required by a determination within the meaning of Section 1313 of the US Code.
k.

5.3.2 Tax Indemnities and Tax Refunds
a.Subject to Section 8.2(b), (c) and (d), but without limiting the generality of Section 7, Seller shall indemnify and hold harmless the Indemnified Parties from and against any and all Losses arising out of or resulting from, directly or indirectly: (i) Taxes (A) of any Target Group Company (including, for the avoidance of doubt, US Target) or with respect to the German Real Property, the Peruvian Business or otherwise with respect to the Business for any Pre-Closing Tax Period and the portion of any Straddle Period ending on the Closing Date, (B) of any member of an affiliated, consolidated, combined, unitary, fiscal unity, VAT or other similar Tax group of which any Target Group Company (or any predecessor of any of the foregoing) is or was a member on or prior to the Closing Date, including pursuant to Treasury Regulation Section 1.1502-6 or any analogous or similar US state or local, or non-US Law, (C) of any person (other than any Target Group Company) imposed on a Target Group Company as a transferee or successor, by contract or pursuant to any Law, which Taxes relate to an event or transaction occurring before Closing, (D) of Seller or any Excluded Subsidiary or with respect to any Excluded Asset for any Tax period, or (E) arising out of the Separation or any Separation Transaction; (ii) Taxes imposed under Announcement 7 or any other direct or indirect capital gains Taxes imposed or arising in connection with the Transactions, including any Taxes imposed on Buyer or any Affiliate of Buyer as a method of collecting such Taxes; or (iii) any reasonable third-party costs and expenses incurred by Buyer or any of its Affiliates, including the Target Group Companies in settling, defending, mitigating and|or rejecting a claim that would give rise to a claim by Buyer against Seller in accordance with items (i), (ii) or (iii) of this Section 5.3.2(a) (collectively, Indemnified Taxes), provided, however, that no indemnity shall be provided for any Indemnified Taxes, to the extent that such Taxes (u) are reflected as a liability in Net Debt or Net Working Capital in the Final Completion Accounts, (v) would not have arisen but for the breach by Buyer of the covenants contained in Section 2.7.3 above on the use of the US Valuation, the Asset Allocation, and the Separation Valuations, or (w) result from the failure after Closing of any Target Group Company to comply with any Blocking Periods or Tax arrangements (including binding Tax rulings), in each case, that are specifically disclosed in Annex 5.3.2(a); (x) are attributable to any amended Tax Return filed by a Target Group Company after the Closing Date for a Pre-Closing Tax Period or a Straddle Period without the prior written consent of Seller, such consent not to be unreasonably withheld, (y) in the case of a Straddle Period, are directly attributable to any change in the accounting policies or practices of a Target Company made after the Closing Date, including any change of any accounting treatment of the Separation after the Closing Date, in particular with respect to the valuation of assets or the allocation of values; or (z) are US federal (or US state and local) income Taxes attributable to any Section 338(g) Election or other Taxes attributable to any other Tax elections for a Pre-Closing Tax Period made after the Closing Date by a Target Group Company outside the Ordinary Course of the Target Group except as otherwise required by applicable Law or as required or permitted by this Agreement.
b.Buyer shall indemnify and hold harmless Seller from and against, and shall pay to Seller any amount equal to, any Taxes which Seller and|or any of its Affiliates is required to pay to the extent such Taxes are a result of (i) the failure after Closing of any Target Group Company to comply with any Blocking Periods or Tax arrangements (including binding Tax rulings) that are specifically disclosed in Annex 5.3.2(a), (ii) the breach by Buyer of the covenants contained in

Section 2.7.3 above on the use of the US Valuation, the Asset Allocation and the Separation Valuations (iii) any Section 338(g) Election (limited in the case of this clause (iii) to US federal income Taxes), or (iv) any other Tax elections for a Pre-Closing Tax Period made after the Closing Date by a Target Group Company outside the Ordinary Course of the Target Group except as otherwise required by applicable Law or as required or permitted by this Agreement.
c.Buyer shall pay to Seller within 10 (ten) Business Days after receipt of any Tax refund (or credit in lieu thereof) realized or received in cash (i.e., by way of receipt of a payment or by way of a reduction of a Tax that otherwise would have become payable) by any Target Group Company after the Closing Date (i) relating to any Target Group Company for any Pre-Closing Tax Period and the portion of any Straddle Period ending on the Closing Date, or (ii) attributable to an amount paid by Seller pursuant to Section 5.3.2(a) above (a Tax Refund); provided, however, that no Tax Refund shall be provided pursuant to this Agreement (x) for any Taxes that are reflected (as receivable or asset) in the Final Completion Accounts in Net Working Capital or Net Debt, (y) that is attributable to the carryback of a loss, credit, or other Tax attribute generated in a Tax period (or portion thereof) beginning after the Closing Date or (z) that is required to be paid over to another person (other than a Target Group Company) pursuant to a legally binding commitment in effect on the Closing Date. Buyer shall provide a notice to Seller as soon as reasonably practicable upon receipt of any such Tax Refund. Seller may, within 30 (thirty) days of receiving such notice, request from Buyer a certification by the respective Target Group Company's auditor (at the expense of Seller) detailing the amount of such Tax Refund. Any Tax Refund paid to Seller pursuant to this Section 5.3.2(c) shall be paid without interest (other than interest received from the applicable Tax Authority in connection with such Tax Refund) and net of all out-of-pocket costs and expense (including Taxes) incurred by Buyer and its Affiliates in obtaining or receiving such Tax Refund. In the event that any Tax Refund paid over to Seller is subsequently disallowed in whole or in part, then Seller shall pay or cause to be paid to Buyer (or, at Buyer’s direction, a Target Group Company designated by Buyer) such Tax Refund (or portion thereof) that was disallowed. Buyer shall, at Seller’s sole cost and expense, cooperate with Seller, as and to the extent reasonably requested by Seller, to obtain any Tax Refunds to be paid to Seller in accordance with this Section 5.3.2(c), including, without limitation, to apply for all relevant Tax rulings and confirmations and file any requests for refund. Subject to the limitations in Section 5.4.4, Buyer shall provide upon request of Seller any information relevant for Seller to determine whether there is, has been or should have been any Tax Refund. If any dispute arises as to whether there is, has been or should have any Tax Refund or as to the amount thereof, then the Parties shall cooperate in good faith to resolve any such dispute for a period of 30 (thirty) days; provided, however, if the Parties are not able to resolve fully any such dispute within such 30-day period, then such dispute shall be referred for determination to a third party expert as agreed by Buyer and Seller in good faith (the Expert), who in making such determination shall act as expert and not arbitrator and whose decision shall, in the absence of manifest error, be final and binding on Buyer and Seller. The Expert may make such enquiries as he shall think fit in order to make such determination and shall also determine how the costs of obtaining his opinion should be paid and borne by the Parties, taking into account the reasonableness of their respective arguments;
d.Buyer shall pay or cause to be paid to Seller an amount equal to any reduction in income Taxes payable by any Target Group Company in the portion of any Straddle Period beginning after the

Closing Date or in any of the five immediately succeeding taxable periods to the extent attributable to the utilization in such taxable period (or portion thereof) of any net operating loss carryforward generated in a taxable period (or portion thereof) ending on or prior to Closing, determined on a “with and without” basis. Any payment due under this Section 5.3.2(d) shall be calculated based on, and paid by Buyer to Seller within 30 days of the filing of, the as-filed annual income Tax Return for the applicable Target Company reflecting such reduction in cash Taxes payable.
e.Any Tax rulings or other similar agreements or arrangements with respect to Taxes that were issued to a Target Company or which a Target Company is party to or bound by shall be included in the books and records of such Target Company.
f.Within 5 (five) Business Days of receiving each CH80 Tax Ruling (as defined in Annex 5.3.2(a)), Seller shall deliver to Buyer a copy of all excerpts of the CH80 Tax Rulings that are relevant to the Company and the other Target Group Companies or could otherwise affect Buyer’s ability to restructure the Company and its Subsidiaries after the Closing. With respect to each CH80 Tax Ruling, in the event that Seller, the Company or any Affiliate thereof receives any notice or other communication from the applicable Tax Authority prior to final issuance of such CH80 Tax Rulings, and such notice or other communication relates to a portion of such CH80 Tax Ruling that could reasonably be expected to affect the Company or any other Target Company or otherwise affect Buyer’s ability to restructure the Company and its Subsidiaries after Closing, then (i) Seller shall notify Buyer as soon as reasonably practicable and provide Buyer with a copy of any such notice or other communication and (ii) Seller shall incorporate into the preparation of any response to such notice or other communication all reasonable comments made by Buyer.
5.4 Other Covenants
5.4.1 Public Announcements
Buyer and Seller shall not, and shall cause their respective Affiliates and representatives to not, without the approval of the other, make any press release or other public announcement concerning the Transactions, except as and to the extent that any such Party shall be so obligated by Law, in which case the other Party shall be advised and the Parties shall use their reasonable best efforts to cause a mutually agreeable release or announcement to be issued; provided, however, that the foregoing shall not preclude communications or disclosures (a) necessary to comply with accounting or SEC disclosure obligations or the rules of any stock exchange, or (b) with public stockholders or analysts in the Ordinary Course for transactions of the type contemplated by this Agreement.
5.4.2 Confidentiality
a.Subject to Section 5.4.1, each Party undertakes to keep, and shall procure that its employees, representatives, and advisors keep, in strict confidence the existence and content of this Agreement, the Ancillary Agreements, the Transactions, all information and documents received from the other Party or any of its Affiliates including in particular, without limitation, any information and documents relating to the Business or the Excluded Businesses; except to the extent that (i) disclosure is required by applicable Law (provided that such disclosing Party notifies the other Party in advance of such disclosure and uses its reasonable best efforts to maintain confidential treatment of the information), (ii) disclosure is necessary in a proceeding brought by a Party in pursuit of its rights hereunder, or (iii) such information becomes known to the public without any fault of, or breach of any confidentiality undertaking by, the disclosing Party. This confidentiality obligation shall continue to be in effect after termination of this Agreement.
b.In the event this Agreement is terminated, upon the request of the other Party, each Party will, and will cause its Affiliates and their respective employees, representatives and advisors to, promptly return or cause to be returned all copies of documents and information, including the Disclosure Documents any documents and information furnished by the other Party in connection with this Agreement or the Transactions.
c.Notwithstanding any provision of the Confidentiality Agreement, the Confidentiality Agreement shall automatically terminate and be superseded by this Agreement with effect from the date of this Agreement.
5.4.3 Duty to Cooperate
The Parties shall, and shall procure that their respective Affiliates will, cooperate in good faith with respect to reasonable requests made by the other Party regarding this Agreement, any proceeding, Tax Return or other Tax filing, Tax Refund, Tax Audit or the preparation of financial statements.
5.4.4 Document Retention and Access
Seller and Buyer agree that they shall keep and cause the Excluded Subsidiaries and the Target Group Companies, respectively, to keep all books and records of the Target Group Companies and the Excluded Subsidiaries (in the case of the Excluded Subsidiaries only such books and records related to the Business) and existing as per Closing (other than Tax records, the retention of which shall be governed by Section 5.3.1(h)) for the longer of 10 (ten) years and the period required by applicable Laws. During such period and without limitation to the generality of Section 5.4.3, each of the Parties shall, and shall procure that, as applicable, the Target Group Companies and the Excluded Subsidiaries shall, grant the other Party and its advisors access, during normal business hours and upon reasonable notice, to such books and records, and making employees available (to the extent not unreasonably interfering with their respective ongoing operations) on a mutually convenient basis to provide additional information and explanation of any material provided hereunder, to the extent necessary or relevant in connection with any proceeding, Tax Return or other Tax filing, Tax Audit, preparation of financial statements, inquiry or dispute arising out of or in connection with this Agreement, any Ancillary Agreement or as otherwise reasonably requested by the Party (including to the extent necessary to remove Excluded Assets from Buyer’s or its Affiliates’ premises, in connection with any claims relating to Excluded Liabilities, regulatory reporting obligations, etc. and to SAP modules, ticketing systems and other applications in connection with GBS, operations SOPs and work instruction relating to the execution of global business services (GBS) transaction processes using Seller’s systems in connection with GBS and ticketing systems to the extent reasonably necessary for Buyer to transition the Business and the Target Group off of Seller’s GBS model); provided that (a) such access shall be subject to Section 5.4.2, (b) no access shall be granted to the extent that it would unreasonably interfere with the conduct of the business of the party granting access, (c) the Party requesting access shall bear all of the out-of-pocket costs and expenses (including attorneys’ fees) incurred in connection with the foregoing, and (d) such access shall not require either Party to provide any information the disclosure of which is prohibited or restricted by applicable Law or legal proceeding or that is legally privileged and disclosure of which would be reasonably likely to result in a loss of privilege as determined by such Party in good faith, and (e) in case of the Buyer requesting access, such access shall only be granted with respect to matters to the extent related to the Business.
5.4.5 No Claims against Directors and Officers
a.Buyer shall procure that, as soon as practicable and in any event within 45 (forty-five) Business Days following Closing, each Target Group Company (i) removes its respective directors and officers, to the extent they do not pertain to the Business after Separation, and (ii) grants unconditional discharge to its respective directors and officers for their conduct of business in the period up to and including Closing.
b.Without prejudice to any rights of Buyer under this Agreement, Buyer shall not, and shall procure that the Target Group Companies will not, make any claim (to the extent not based on fraud or intentional misconduct) (i) against any directors or officers of Seller or the Target Group Companies in connection with their mandate(s) or activities for Seller or the Target Group Companies (as applicable) in the period up to and including Closing or in connection with the Transactions; (ii) against any of Seller’s Affiliates in connection with their acts or omissions as the Target Group Companies’ Affiliates in the period up to and including Closing or in connection with the Transactions; or (iii) without prejudice to Buyer's right to bring a claim against Seller under this Agreement, against Seller in connection with Seller's position as direct or indirect shareholder of any of the Target Group Companies.
5.4.6 Permits and Licenses
a.To the extent permitted by applicable Laws and regulations, prior to Closing and to the extent reasonably necessary or appropriate, Seller and its Affiliates will use reasonable best efforts to assist Buyer in obtaining (whether by transfer to Buyer, by new issuance by a Governmental Authority to Buyer, or otherwise) any Permit necessary or advisable to continue the operation of the Business after the Closing in the Ordinary Course (if any), including directing its employees to cooperate with such efforts and making any notifications required to be sent by Seller or any of its Affiliates.
b.To the extent that applicable Laws and regulations require Buyer or any Target Group Company to take actions, measures or steps in respect of any Permit in order to have the benefit of such Permit (including, if necessary, by procuring the replacement of such Permit with a new Permit of the same type) at or after Closing (each such action, measure or step a Permit Completion Action) (if any), for a period of 12 (twelve) months following the Closing Date, Seller shall provide commercially reasonable assistance to Buyer or any Target Group Company as reasonably requested by Buyer to perform any required Permit Completion Action in accordance with applicable Laws and regulations at Buyer’s sole cost and expense.

5.4.7 Re-Naming of Target Group Companies and Post-Closing Use of Clariant Trademarks and Company Names
a.To the extent applicable, Buyer shall, and shall procure that its Affiliates will use reasonable best efforts, as soon as practicable after Closing, but in any case not later than within the 12 months following the Closing Date, to re-name the Target Group Companies and the Dedicated JV Subsidiaries in such way that their company names as identified in Annex B will no longer include any “Clariant” designations or names, or any derivatives or components thereof, or any confusingly similar designations.
b.To the extent required, the Target Group Companies and the Dedicated JV Subsidiaries may continue to use the designation or logo “Clariant” or any derivatives or components thereof in e-mail addresses, domain names, business cards, letterheads or other business documents, existing marketing materials and brochures and existing Inventory, products and raw materials already labelled, irrespective of whether used online or offline, for a transitional period of up to 3 (three) months following the Closing Date. Upon expiration of such period, the relevant Target Group Companies and Dedicated JV Subsidiaries shall cease and desist using the designation, name and logo “Clariant” or any derivatives or components thereof or any confusingly similar designations, names or logos for any of the foregoing purposes, provided that the Target Group Companies and the Dedicated JV Subsidiaries shall be permitted to use the designation “Clariant” or any derivatives or components thereof for the sole purpose of identifying and|or referring to any relevant Target Group Company and Dedicated JV Subsidiary by its company name as identified in Annex B to the extent its respective re-naming pursuant to Section 5.4.7(a) has not yet been effected.
c.Subject to the terms of this Agreement, Seller shall have no responsibility for claims by a third party arising out of the use of any “Clariant” company name, designations or logos (or derivatives or components thereof) by Buyer and its Affiliates after the Closing Date. Notwithstanding anything to the contrary in this Agreement, (i) to the extent the use of items listed in Section 5.4.7(b) is permitted hereunder in the context of conducting business, the personnel of Buyer or its Affiliates will not, and will have no authority to, hold themselves out as officers, employees or agents of the Seller or its Affiliates and (ii) none of Buyer or its Affiliates shall have any responsibility for claims arising out of the use of any “Clariant” company name, designations or logos (or derivatives or components thereof) by Seller or its Affiliates after the Closing Date.
d.Buyer shall, and shall procure that the relevant Target Group Companies will, use reasonable best efforts to perform as soon as practicable after the Closing Date, and in any event such time period as may be required under any applicable local Law to perform, all notifications, filings and other actions required to comply with the obligations set forth in this Section 5.4.7.
5.4.8 Removal of Authorized Signatories
Seller shall take all necessary actions to remove any directors, officers, authorized signatories or employees of the Target Group Companies that are not part of or related to the Business after the

Separation from any (internal or public) registers (such as commercial registers, company house or equivalent registers) at or prior to the Closing Date.
5.4.9 Non-Competition and Non-Solicitation
a.During the Restricted Period Seller shall not, and shall ensure that its Subsidiaries will not:
i.conduct or engage in any Restricted Business;
ii.acquire in whole or in part any business that conducts or engages in any Restricted Business; or
iii.solicit, hire or otherwise engage any employees of the Company or of one of the Company's Subsidiaries (collectively, the Restricted Employees; provided that the restrictions in this Section 5.4.9(a)(iii) shall not apply to the hiring or engagement of any Restricted Employee if such Restricted Employee (x) responds to a bona fide general recruitment advertisement that was not specifically targeting any Restricted Employee, or (y) is under notice of termination of its employment as of the date of this Agreement, or (z) has been given notice of termination by his or her employer.
b.Nothing in this Section 5.4.9 shall prevent Seller and|or any of its Affiliates from (in each case, in good faith):
i.acquiring, or owning an investment of less than 10% of the issued and outstanding securities or interests convertible into securities in a Business that is engaged in Restricted Business;
ii.acquiring or owning an investment in a business that is engaged in Restricted Business, provided that the revenues of such Restricted Business do not exceed 10% of the overall revenues of such acquired or owned business; or
iii.conducting any business as conducted by Seller or any of its Subsidiaries, other than the Business sold pursuant to this Agreement, on or prior to the Closing Date.
c.This Section 5.4.9 shall not apply to any Person that directly or indirectly acquires Seller or any of its Affiliates.
d.If any court determines that any of the provisions of this Section 5.4.9 is excessive in duration or scope or is unreasonable or unenforceable under applicable Law, it is the intention of the Parties that such restriction may be modified or amended by the court to render it enforceable to the maximum extent permitted by the Laws of that jurisdiction.
5.4.10 Notices of Certain Events
In addition to the notice required under Section 6.3, prior to Closing, each Party shall inform the other Party promptly of (a) any written notice or other written communication from any Person alleging that the consent of such Person is or may be required in connection with the Transactions and (b) any material written communication from any Governmental Authority in connection with the Transactions.
5.4.11 Insurance
Seller shall keep the Insurance Policies, or suitable replacements therefor substantially on the same terms as in effect as of the date of this Agreement, in full force and effect through Closing. Buyer acknowledges and agrees that, from and after the Closing Date, the Business and the Target Group shall cease to be insured by, have access or availability to, be entitled to make claims on, be entitled to claim benefits from or seek coverage under any of Seller’s insurance policies (including, for the avoidance of doubt, any self-insured program or captive insurance provider), and Buyer shall be solely responsible for all insurance coverage and related risk of loss after the Closing Date with respect to the Business, the Target Group and the Business Employees. Notwithstanding the foregoing, with respect to events or circumstances relating to the Business, the Target Group Companies or the Business Employees arising prior to Closing that are covered by Seller’s or its Affiliates’ (excluding the Target Group) occurrence-based insurance policies (such insurance policies, the Seller Insurance), after the Closing Date, Buyer and the Target Group Companies may, and Seller shall or shall cause its Affiliates to use its reasonable best efforts to make claims under the Seller Insurance to the extent such coverage and limits are available to Seller, the Target Group or otherwise in respect of the Business, the Target Group or the Business Employees under the Seller Insurance. In the event any insurer under any Seller Insurance denies or refuses to acknowledge coverage with respect to any such claim, Seller shall reasonably cooperate with efforts of Buyer to pursue such coverage, at Buyer’s sole cost and expense.
5.4.12 Post-Closing Sale and Transfer of Minority Shareholdings
a.Promptly after Closing, Seller and Buyer shall procure, at Seller’s sole cost and expense, that EBITO Chemiebeteiligungen AG and an Affiliate of Buyer designated by Buyer, respectively, enter into a sale and transfer agreement regarding the sale and transfer of 6 (six) shares in P.T. Clariant Plastics & Coatings Indonesia by EBITO Chemiebeteiligungen AG to such Affiliate of Buyer at a purchase price of USD 10, substantially in the form attached hereto as Annex 5.4.12(a).
b.As soon as practicable after Closing, Seller any Buyer shall procure, at Seller's sole cost and expense, that each of Daniel Hug and Andreas Walti (the Pakistan Sellers) on one hand and the directors of Clariant Chemical Pakistan (Private) Limited (Pakistan Target) to be appointed by Buyer as soon as practicable after Closing on the other hand enter into a sale and transfer agreement regarding the sale and transfer of the respective 1 (one) share held by each of the Pakistan Sellers to such newly appointed directors at a purchase price of PKR 10, substantially in the form attached hereto as Annex 5.4.12(b).
5.4.13 Intergroup Transactions
(a)Prior to Closing, the Target Group Companies shall use reasonable best efforts to repay in full any outstanding intergroup loans (excluding for the avoidance of doubt, the Shareholder Loans and any loans between Target Group Companies) and to terminate and settle (i) any cash pool arrangements such intergroup loans are part of, and (ii) all Affiliate Transactions (other than the

Ancillary Agreements, the Post-Separation Agreements, the Shareholder Loans or any Affiliate Transaction that is not an intergroup loan to the extent reflected in the Completion Accounts). If such outstanding intergroup loan is not repaid prior to Closing, it shall be reflected in the Completion Accounts.
(b)Prior to Closing, in accordance with the terms of this Agreement, the Separation Concept and the SID, Seller may enter into, modify or amend any Shareholder Loan; provided that no later than 5 (five) Business Days prior to the anticipated Closing Date Seller shall deliver to Buyer an update to Annex C to reflect each Shareholder Loan and the principal amount outstanding under each Shareholder Loan as of the Closing Date, together with interest accrued thereon and any other information related thereto (including copies of each such Shareholder Loan) as may be reasonably requested by Buyer.
5.4.14 Employee Protections
From and after the Closing until December 31, 2020, Buyer shall use reasonable best efforts, unless otherwise expressly permitted by this Agreement, to provide the Transferred SU Employees who remain actively employed with the Target Group Companies after the Closing with:
(a)compensation and benefits (including insurance coverage) that are substantially similar in the aggregate or more favorable when compared to the terms to which they were entitled immediately prior to Closing;
(b)their full service with Seller and its Affiliates (as applicable) recognized for the purposes of benefit eligibility (including vacation benefit and service awards) and vesting in relation to all forms of variable compensation and severance pay calculations; and
(c)benefit from a waiver of any benefit plan restrictions relating to pre-existing medical conditions in respect of applicable Employee Benefit Plans operated by Buyer or its Affiliates.
Notwithstanding any provision of this Section 5.4.14 or Sections 5.4.17 and 5.4.18 to the contrary, no provision in this Agreement shall (i) create any third-party beneficiary or other rights in any employee (including any beneficiary or dependent thereof) of Seller, the Business, the Target Group, or Buyer or in any other Person other than the Parties hereto and their respective successors and permitted assigns, (ii) constitute or create an employment agreement, or (iii) constitute or be deemed to constitute an amendment to any Employee Benefit Plan or any other benefit or compensation policy, plan, or arrangement sponsored or maintained by Buyer or its Affiliates.
5.4.15 Consultation
Prior to Closing, Seller will take all actions necessary to ensure that the representation set forth in Section 13(f) of Annex 4.1 is true and correct in all respects as of Closing.

5.14.16 Pre-Closing Bonus Amounts
Seller shall, or shall cause its Affiliates to, timely pay in the Ordinary Course on or prior to Closing any and all Pre-Closing Bonus Amounts to the extent due on or prior to Closing. Buyer shall, or shall cause its Affiliates to, timely pay in the Ordinary Course after Closing any and all Pre-Closing Bonus Amounts to the extent due after Closing and such payments shall be subject to indemnification under Section 7.1.1(a)(iii).
5.4.17 Acquired Plans – Transfer of Assets and Liabilities
(a)Subject to Section 5.4.17(b), on and following the Closing, the Target Group Companies will be responsible for each DBO (as defined in the Preparation Guide) Liability of Seller or its Affiliates, or a Target Group Company that is set forth on Annex 5.4.17(a), by jurisdiction and benefit plan name, to the extent such DBO Liabilities are with respect to Business Employees or Former Business Employees as set forth on Annex 5.4.17(a), or other participants in a DBO that cannot be excluded under applicable law as indicated on Annex 5.4.17(a) (collectively, the Transferred DBO Participants). For purposes of this Agreement, the Former Business Employees are former employees of the Target Group Companies who are not employed by the Target Group Companies on the Closing and who worked in the Business immediately prior to terminating employment with the Target Group Companies, other than employees who are employed by Seller or its Affiliates immediately after Closing. Seller will take all actions necessary prior to Closing so that as of Closing, the Target Group Companies have no Liabilities for any DBO other than any DBO with respect to the Transferred DBO Participants (the Acquired DBO). Subject to Section 5.4.17(b), prior to Closing, where applicable, Seller will take all actions necessary to transfer the assets held in the trust or funding vehicle associated with the Acquired DBO to a trust or funding vehicle maintained by a Target Group Company in compliance with all formalities (including prior approvals by regulatory authorities) that may be required in accordance with applicable Law, to the extent such transfer is required by applicable statutory or regulatory transfer rules (the DB Acquired Plan Assets). For the avoidance of doubt, all DB Acquired Plan Assets will be transferred in cash, unless Buyer determines that all or a portion of the DB Acquired Plan Assets be transferred in kind.
(b)Seller shall take all actions necessary to cause the Clariant Plastics & Coatings USA LLC Combined Retirement Plan (the P&C DB Plan) to transfer as of the close of business on December 31, 2019 (the DB Transfer Date) to a defined benefit plan that is intended to qualify under Section 401(a) of the US Code and a related trust that is exempt under Section 501(a) of the US Code sponsored or maintained by Seller or an Affiliate that is not a Target Group Company (such plan and trust, the Seller DB Plan) all Liabilities for benefits (including ancillary benefits) accrued under the P&C DB Plan by the Excluded Participants so that as of the Closing, the P&C DB Plan will have Liability only with respect to Business Employees and Former Business Employees (or their beneficiaries or alternate payees). For purposes of this Agreement, the Excluded Participants are any participants (or beneficiaries or alternate payees of such participants) of the P&C DB Plan that are not Business Employees or Former Business Employees. Seller and Buyer agree that such transfer shall comply with the requirements of Sections 401(a)(12) and 411(d)(6) of the US Code. Without limiting the generality of the foregoing, following the DB Transfer Date, the Excluded Participants shall not be participants in the P&C DB Plan, and the Seller DB Plan shall provide to the Excluded Participants all benefits (including ancillary benefits) earned by such individuals under the P&C DB Plan up to the DB Transfer Date. The transfer of assets from the P&C DB Plan trust to the Seller DB Plan with respect to the Excluded Participant Liabilities shall be conducted in accordance with Section 414(l) of the US Code and US Treasury Regulation Section 1.414(l)-1, and the value of benefit liabilities taken into account for purposes of such transfer of assets shall be determined by the enrolled actuary for the Seller DB Plan using the actuarial assumptions used by the Pension Benefit Guaranty Corporation at the time of transfer, in accordance with the requirements of Section 414(l) of the US Code. To the extent the transfer of assets from the P&C DB Plan to the Seller DB Plan determined in accordance with the preceding sentence occurs after Closing, Buyer agrees to reasonably cooperate with Seller and the enrolled actuary for the Seller DB Plan to complete such transfer.
(c)As of the Closing Date, the US Target and Clariant Plastics & Coatings Canada Inc. (Canada Target) will assume and be responsible for all retiree welfare benefits (including, but not limited to, medical and death benefits) Liabilities set forth on Annex 5.4.17(a) for Business Employees and Former Business Employees of US Target and Canada Target (Acquired Retiree Benefits Liability). Where applicable, prior to the Closing Date, Seller shall take all reasonable actions necessary to transfer all retiree welfare benefit (including, but not limited to, medical and death benefits) Liabilities other than Acquired Retiree Benefits Liability from the US Target and Canada Target to Seller or one of its Affiliates that is not a Target Company so that as of the Closing no Target Company has any Liabilities associated with retiree welfare benefits maintained in the US or Canada other than the Acquired Retiree Benefits Liability.
(d)Promptly following the date of this Agreement, the Parties shall cooperate in good faith to negotiate and promptly enter into an agreement pursuant to which the actions contemplated by this Section 5.4.17(d) will occur. Effective as of January 1, 2020:
i.Seller shall cause the Canada Target to establish and register a new registered pension plan of which it is the sponsoring employer and administrator solely for Business Employees and Former Business Employees (such newly established pension plan and its pension fund, the Canada Target Plan);
ii.Seller shall cause to be transferred the rights, duties and obligations of the sponsor and administrator of the Clariant Plastics & Coatings Canada Inc. and Affiliated Employers, Ontario registration 1025352 (such plan and its pension fund, the Clariant Canada Plan) to Seller or an Affiliate that is not a Target Group Company so that, as of the Closing, neither Canada Target nor any other Target Group Company is the sponsor of, or has any liabilities with respect to, the Clariant Canada Plan, and shall cause notice thereof to be given on a timely basis to applicable Governmental Authorities and relevant Business Employees, Former Business Employees and collective bargaining agents; and
iii.Seller shall cause the transfer from the Clariant Canada Plan to the Canada Target Plan of all Liability for pension benefits accrued under the Clariant Canada Plan (including ancillary benefits and defined contribution benefits) of Business Employees and Former Business Employees and a related amount of assets so that the Canada Target Plan has Liability only with respect to Business Employees and Former Business Employees, it being agreed that: (i) such transfer of assets shall only be made with applicable regulatory approval pursuant to an agreement among Canada Target, the sponsoring employer or administrator of the Clariant Canada Plan, and the Buyer or an Affiliate designated by it; and (ii) Canada Target shall assume such Liability only when such transfer of assets is made.
5.4.18 Release of Target Group Companies from Debt or Lien
Except as otherwise set forth in this Agreement, at or prior to Closing, Seller shall deliver to Buyer, customary payoff letter, Lien (other than any Permitted Lien) and collateral releases and other documents to evidence the release of each Target Group Company from any Debt of the type described in clauses (a) and (c) of the definition thereof or Lien (other than any Permitted Lien) reasonably requested by Buyer or the Debt Financing Sources at least 60 (sixty) calendar days prior to Closing.
5.4.19 Closing Balance Sheet
Within (a) 14 (fourteen) Business Days following the Closing Date if the Closing Date is the last day of any financial quarter or (b) 20 (twenty) Business Days following the Closing Date if the Closing Date is not the last day of a financial quarter, Seller shall deliver to Buyer the unaudited balance sheets of (i) the Target Group Companies, and (ii), with respect to the Business (including such business of Seller or its Subsidiaries to the extent carried out in India), Clariant Chemicals (India) Limited (in the case of (i) detailed by each Seller designated entity code set forth on Annexes B-1, B-2(i), B-2(ii), B-3 and B-4 and in case of both (i) and (ii) at the B_10 account level with intragroup balances, e.g. inventory, identified) as of the Closing Date.
5.4.20 Environmental Assessments
(a)Promptly after the date of this Agreement, Buyer shall engage an expert (selection of such expert subject to approval by Seller, not to be unreasonably withheld, conditioned or delayed) and instruct (after reasonable consultation with Seller) such expert, at Buyer's sole cost and expense, to conduct a phase 1 environmental assessment on each Real Property determined by Buyer in its sole discretion (each a Phase 1 Assessment). Based on the result of such Phase 1 Assessment, the following shall apply:
i.If the result of the Phase 1 Assessment does not contain any recognized environmental conditions or indicia as to the presence of any potential or suspect Contamination (RECs), the relevant Real Property shall not be an Indemnified Site.
ii.Subject to Section 5.4.20(a)(iii), if pursuant to a Phase 1 Assessment Contamination is determined to exist, the relevant Real Property shall be an Indemnified Site.
iii.If the result of the Phase 1 Assessment does contain any RECs, the Buyer shall promptly engage an expert (selection of such expert subject to approval by Seller, not to be unreasonably withheld, conditioned or delayed) and instruct (after reasonable consultation with Seller) such expert, at Buyer's sole cost and expense, to conduct a phase 2 environmental assessment on such Real Property (each a Phase 2 Assessment). Buyer will use its reasonable best efforts (and Seller shall, and shall procure that its Affiliates will, cooperate in good faith) to complete each Phase 2 Assessment prior to Closing; provided, however, that the failure to complete any Phase 2 Assessment prior to Closing shall not impact either Party’s rights hereunder. If pursuant to a Phase 2 Assessment no Contamination is determined to exist, the relevant Real Property shall not be an Indemnified Site. However, if pursuant to a Phase 2 Assessment Contamination is determined to exist, the relevant Real Property shall be an Indemnified Site.
(b)With respect to the Indemnified Sites that shall be owned by a Target Group Company at Closing, Seller shall have the right to carve out such sites from the Target Group prior to Closing in such way that, after Closing, (i) an Affiliate of Seller (other than any Target Group Company) will be the owner of such site, and (ii) a Target Group Company will have a perpetual lease of such site against a consideration of USD 1 per annum.
5.4.21 Cash Treatment
Seller shall use its reasonable best efforts to (i) have a sufficient level of Cash to support the Business’s working capital needs and (ii) not have excess Cash at Closing.
6.Separation
6.1 Performance of Separation
(a)Seller shall complete the Separation in accordance with all applicable Laws, the terms of this Agreement and, in all material respects, the principles and provisions set out in the separation concept, attached hereto as Annex 6.1(a), as may be amended in accordance with the terms of Section 6.1(b) (the Separation Concept). Prior to Closing, Seller shall use commercially reasonable best efforts to separate each Shared Contract, such that a Target Group Company shall be a party to a Contract directly with the relevant third Person that is party to such Shared Contract on terms substantially similar as the Business Portion of each such Shared Contract. If any Shared Contract is not so separated prior to Closing, Seller will, to the extent permissible under the relevant Shared Contract, hold the Business Portion of such Shared Contract in trust for the benefit of Buyer until such Shared Contract is so separated or terminated in accordance with its terms and Buyer will perform and discharge the obligations thereunder.
(b)Seller may, in its reasonable discretion, reassess, change, modify or amend the Separation Concept to reflect the respective operative requirements in connection with the Separation, provided that any such amendment (i) does not materially affect the scope of the Separation and (ii) is, in the aggregate, not to the economic detriment of Buyer. Seller shall provide Buyer with such amended Separation Concept within 5 (five) Business Days upon such change, modification or amendment is determined or, where required, internally approved.
(c)Seller shall provide Buyer with the legal documentation implementing any transfer of material assets or Liabilities intended to implement each Separation Transaction and any Post-Separation Agreement, demonstrating the completion of each such Separation Transaction and

Post-Separation Agreement, to the extent executed, by February 1, 2020, or as soon as reasonably practicable following completion thereof.
(d)Prior to Closing, Seller will use reasonable best efforts to provide or obtain, or cause to be provided or obtained, in compliance with applicable Laws or Contracts, all notices, approvals, authorizations, waivers, registrations, or filings required in connection with each Separation Transaction (including all required notices to any applicable Governmental Authority or employee of the Business).
(e)Prior to Closing, Seller will use reasonable best efforts to enter into, or cause to be entered into, all Contracts, deeds, instruments of conveyance or any other applicable documents required in connection with each Separation Transaction.
(f)As part of the Separation, to fill the employment positions identified in Annex 6.1(a), Seller will nominate (which nomination may not include, for the avoidance of doubt, offering more favorable terms of employment, including higher compensation, except as contemplated by the SID) certain of its or its Affiliates’ service unit employees, each of which will be, at Closing, qualified to perform the functions of the position for which such employee is nominated (the SU Employees) for employment with a Target Group Company, and such nominated SU Employees may elect to either accept or reject such nomination for employment with a Target Group Company; provided that any such SU Employee that accepts such nomination shall be deemed a Business Employee and Seller shall as promptly as practicable notify Buyer of such acceptance and include such SU Employee on any required update to Annex 4.1.13, and the number of SU Employees shall not exceed the number of positions identified on Annex 6.1(a). For the avoidance of doubt, SU Employees that do not accept a nomination will not be considered “Business Employees” or “Former Business Employees.”
(g)Seller shall enter into the Post-Separation Agreements, as reasonably determined by Seller, to the extent reasonably necessary or appropriate to effect the Separation and in accordance with the Separation Concept and the SID and the economic principles set forth therein. The Post-Separation Agreements are listed in Annex 6.1(g)(i), which Seller shall update when delivering the copies of the Separation Agreements, as well as within five Business Days of the delivery of the Separation Completion Notice and at Closing. Seller shall not amend, modify or terminate the Post-Separation Agreements listed on Annex 6.1(g)(ii), without the prior consent of Buyer (which shall not be unreasonably withheld). From and after Closing, if Buyer reasonably requests to amend any Post-Separation Agreement (excluding any Post-Separation Agreements that have been Made Available) to maintain the economic and commercial relationships of the Business, on the one hand, and Seller and its Affiliates, on the other, reflected in the Separation Concept and|or the SID, Seller shall, and shall cause any of its Affiliates that is a party thereto, to enter into good faith negotiations to amend such Post-Separation Agreement, and if the Parties are unable to agree to terms of an amendment, either Party may terminate the Post-Separation Agreement on 30 days’ notice without penalty.

6.2 Transitional Services
(a)In accordance with and as set forth in the Separation Concept, Seller, its Affiliates and|or third parties will provide transitional services to the Target Group Companies for a certain period of time as from Closing (the Transitional Services) on the terms and as set forth in the transitional services agreement, substantially in the form as attached hereto in Annex 6.2 (the Transitional Services Agreement).
(b)Within 30 (thirty) days after the date of this Agreement, and at least once every two weeks thereafter until Closing (unless otherwise agreed by the Parties), the Parties will use their reasonable best efforts to procure that their respective designees to the Transitional Services Planning Team meet in person or telephonically to discuss the Transitional Services and Seller shall, and shall procure that its Affiliates will, cooperate in good faith with respect to resolving any questions of Buyer or its Affiliates concerning the Transitional Services, including by providing Transitional Services Information to Buyer promptly upon Buyer’s reasonable request and the Parties will cooperate in good faith in updating the schedules to the Transitional Services Agreement prior to Closing as necessary to reflect any changes to the Transitional Services arising out of any such meeting.
6.3 Separation Completion
(a)Except for the Separation Transactions relating to Italy, Mexico and Japan and involving the demerger of the Company, each of which shall be completed no later than 5 (five) Business Days prior to Closing, Seller shall use its reasonable best efforts to have the Separation and all Separation Transactions completed by January 1, 2020, and in any event, will have the Separation and all Separation Transactions completed for accounting purposes effective as of January 1, 2020. Without prejudice to the provisions of Section 6.3(b), as soon as the condition set out in Section 3.2.1(c) is satisfied, Seller shall provide written notice to Buyer confirming completion of such condition (the Separation Completion Notice).
(b)If, for any reason, Seller reasonably believes that one or several particular aspects of the Separation are not capable of being completed prior to or at Closing, then Seller shall promptly notify Buyer. For a period of 24 (twenty-four) months from and including Closing, Seller shall continue to use all reasonable best efforts to complete such aspect of the Separation at Seller’s sole cost and expense. If the completion of such aspect of the Separation is not possible (or is excessively cumbersome for the Parties) prior to or following Closing, each Party shall use reasonable best efforts to (i) agree and implement or execute, at Buyer's sole discretion after consultation with Seller, an alternative approach for completing such aspect of the Separation, which has a substantially similar commercial, economic and beneficial effect as the approach set out in the Separation Concept and (ii) agree, in good faith, any compensation that is reasonably payable by Seller to Buyer (or, if applicable, by Buyer to Seller) in light of such alternative approach.
(c)For the avoidance of doubt, the completion of the Separation shall not act to modify or waive any other rights or obligations of the Parties under this Agreement (including the representations of Seller in Section 4.1 (including Annex 4.1)).

(d)As part of the Separation and prior to Closing, (i) Seller will cause each Target Group Company to transfer and convey to Seller or any of its Subsidiaries (other than a Target Group Company) all Excluded Assets that it owns, leases or has any right to use, and Seller will accept from such Target Group Company, and will cause any of its Subsidiaries (other than a Target Group Company) to accept from such Target Group Company, all such respective right, title and interest in and to any and all of such Excluded Assets and (ii) Seller will cause each Target Group Company to assign any Excluded Liability for which it is otherwise responsible to Seller or any of its Subsidiaries (other than a Target Group Company), and Seller will assume, perform and fulfill when due, and to the extent applicable, comply with, or will cause the or any of its Subsidiaries (other than a Target Group Company) to assume, perform and fulfill when due and, to the extent applicable, comply with, all of such Excluded Liabilities in accordance with their respective terms (the activities of Seller or its Affiliates under this Section 6.3(d), Separation Clean Up Activities).
6.4 Separation Costs
(a)Unless otherwise set forth herein, all costs (including, but subject to the limitations in clauses (u)-(z) of Section 5.3.2(a), Taxes), whether internal or external, relating to the Separation or any Separation Transaction (including costs incurred pursuant to Section 6.5), shall be borne by Seller.
(b)Unless otherwise set forth herein, all costs, whether internal or external, relating to the integration of the Business into Buyer's group after the Closing shall be borne by Buyer.
6.5 Additional Items
(a)Without prejudice to the other provisions of this Agreement, if either Party identifies within 24 (twenty-four) months following the Closing Date any asset, Contract or right existing as of the Closing Date forming part of or required for the operation of the Business and which (a) is owned or held by Seller or its Affiliates (other than the Target Group) and (b) according to the principles set forth in the SID relates to the Business (each such asset, Contract or right, together with any and all liabilities attaching to any such asset, Contract or right, being a Business Additional Item), then, upon request of either Party, such Business Additional Item shall be transferred to the Buyer or an Affiliate designated by Buyer for zero consideration, provided that if such transfer of a Business Additional Item is not possible or reasonably likely to be excessively cumbersome and result in a material expense to Seller and|or its Affiliates, the Parties shall use reasonable best efforts to implement or execute an alternative approach for transferring the benefit and any Liabilities arising after such transfer attaching to such Business Additional Item to Buyer or an Affiliate designated by the Buyer, which has a substantially similar commercial, economic and beneficial effect. To the extent the Parties agree to transfer any Business Additional Item to the Buyer or an Affiliate designated by the Buyer following Closing, but prior to the date the Completion Accounts are agreed or determined in accordance with Annex 2.4, such Business Additional Item shall (for the purposes of the Completion Accounts) be considered to have been transferred to the Buyer or an Affiliate designated by the Buyer as of Closing.

(b)Without prejudice to the other provisions of this Agreement, if either Party identifies within 24 (twenty-four) months following the Closing Date any asset, Contract or right existing as of the Closing Date forming part of or required for the operation of the Excluded Business and which (a) is owned or held by Buyer or its Affiliates (including the Target Group) and (b) according to the principles set forth in the SID relates to the Excluded Business (each such asset, Contract or right, together with any and all liabilities attaching to any such asset, Contract or right, being an Excluded Business Additional Item), then, upon request of either Party, such Excluded Business Additional Item shall be transferred to Seller or an Affiliate designated by Seller for zero consideration, provided that if such transfer of an Excluded Business Additional Item is not possible or reasonably likely to be excessively cumbersome and result in a material expense to Buyer and|or its Affiliates, the Parties shall use reasonable best efforts to implement or execute an alternative approach for retransferring the benefit and any liabilities arising after such retransfer attaching to such Excluded Business Additional Item to Seller or an Affiliate designated by Seller, which has a substantially similar commercial, economic and beneficial effect. To the extent the Parties agree to transfer any Excluded Business Additional Item to Seller or an Affiliate designated by Seller following Closing, but prior to the date the Completion Accounts are agreed or determined in accordance with Annex 2.4, such Additional Item shall (for the purposes of the Completion Accounts) be considered to have been transferred to Seller or an Affiliate designated by Seller as of Closing.
6.6 Cash Settlement Procedure for Misdirected Funds
If, after Closing:
(a)any cash or funds relating to the Business is received by Seller or its Affiliates (other than the Target Group) and such cash or funds is (i) properly and reasonably for the account of Buyer or any of its Affiliates and (ii) if related to a pre-Closing period, is reflected in the Completion Accounts, then Seller shall pay (or procure that the Affiliate pays) such cash or funds to Buyer or any of its relevant Affiliates within 10 (ten) Business Days of the end of the month in which such cash or funds is received by Seller or its Affiliates (other than the Target Group);
(b)any cash or funds relating to the Business is paid by Seller or its Affiliates (other than the Target Group) and such cash or funds (i) should properly and reasonably have been paid by Buyer or any of its Affiliates and (ii) if related to a pre-Closing period, is reflected in the Completion Accounts, then Buyer shall pay (or procure that its relevant Affiliate pays) such cash or funds to Seller within 10 (ten) Business Days of the end of the month in which such cash or funds is paid by Seller or its Affiliates (other than the Target Group), provided that Buyer shall only be required to pay Seller pursuant to this paragraph (b) in respect of any cash or funds relating to the Business paid by Seller or its Affiliates (other than the Target Group) if Seller (or its Affiliate) has provided Buyer with an invoice (or other reasonable evidence of payment) and reasonable details of the nature of the relevant payment made by Seller or its Affiliates (other than the Target Group);
(c)any cash or funds relating to the Excluded Business is received by Buyer or its Affiliates (including the Target Group) and such cash or funds is (i) properly and reasonably for the account of Seller or any of its Affiliates and (ii) not reflected in the Completion Accounts, then

Buyer shall pay (or procure that the Affiliate pays) such cash or funds to Seller or any of its relevant Affiliates within 10 (ten) Business Days of the end of the month in which such cash or funds is received by Buyer or its Affiliates (including the Target Group); or
(d)any cash or funds relating to the Excluded Business is paid by Buyer or its Affiliates (including the Target Group) and such cash or funds (i) should properly and reasonably have been paid by Seller or any of its Affiliates and (ii) is not reflected in the Completion Accounts, then Seller shall pay (or procure that its relevant Affiliate pays) such cash or funds to Buyer within 10 (ten) Business Days of the end of the month in which such cash or funds is paid by Buyer or its Affiliates (including the Target Group), provided that Seller shall only be required to pay Buyer pursuant to this paragraph (d) in respect of any cash or funds relating to the Business paid by Buyer or its Affiliates if Buyer (or its Affiliate) has provided Seller with an invoice (or other reasonable evidence of payment) and reasonable details of the nature of the relevant payment made by Buyer or its Affiliates.
7.Remedies and Liability
7.1 Remedies of Buyer
7.1.1 Indemnification by Seller, Seller's Right to Cure and Seller's Liability
(a)Subject to the provisions of this Section 7.1, effective as of and after Closing, Seller shall indemnify, defend and hold harmless Buyer and each of Buyer's Affiliates (including the Target Group Companies) and each of their respective legal successors and permitted assigns (collectively, the Indemnified Parties), from and against any Losses resulting from (i) any breach or inaccuracy of any representation or warranty of Seller contained in Section 4.1 (including Annex 4.1), (ii) any breach of nonfulfillment of any covenant contained in this Agreement (other than the Ancillary Agreements), and (iii) any Excluded Liabilities.
(b)With respect to any misrepresentation or other breach of this Agreement notified by Buyer to Seller pursuant to Section 7.1.2, Seller shall have the right, within 45 (forty-five) days after the receipt of the Notice of Breach, to cure such breach or put Buyer in the same position in which it would have been if no such misrepresentation or breach had occurred.
(c)If and to the extent such cure is not effected within the period set forth in Section 7.1.1(b), Seller shall pay to Buyer or, if so designated by Buyer, to Buyer's Affiliate, subject to the exclusions and limitations set forth in this Agreement, including this Section 7.1, on a USD-per-USD basis the full amount of any Losses recoverable pursuant to Section 7.1.1(a).
7.1.2 Notice of Breach
(a)Buyer shall deliver to Seller a notice in writing describing, with regard to each claim under this Agreement, the underlying facts in reasonable detail to the extent then known, referring to the provision of this Agreement being invoked and stating the amount of anticipated Losses relating to each claim, as well as disclosing to Seller such documents and information as reasonably available to support the respective claims (the Notice of Breach), in each case at the earlier of:

i.30 (thirty) Business Days after Buyer or Buyer's Affiliates, (including following Closing, any of the Target Group Companies) has obtained knowledge of the facts and circumstances that are reasonably likely to give rise to such claim; or
ii.10 (ten) Business Days after Buyer or Buyer's Affiliates, (including following Closing, any of the Target Group Companies) has received written notice of any Third Party Claim; and
iii.in case of a submission (to the extent known by Buyer or Buyer's Affiliates, (including following Closing, any of the Target Group Companies)) to, or a decision or order by, any Governmental Authority that may give rise to such claim, promptly upon receipt of any such submission, decision or order but in any event Buyer will use, and will cause any relevant Buyer's Affiliate to use, its reasonable best efforts to provide such documents and information within such period as to afford Seller reasonable opportunity to respond to such submission, or lodge a timely appeal or challenge against such decision or order.
(b)This Section 7.1.2 shall supersede the provision of article 201 CO, which shall not be applicable to this Agreement.
(c)Failure to give Notice of Breach in accordance with Section 7.1.2(a) shall not exclude Seller's Liability hereunder (Verwirkung), provided, however, that Seller shall not be liable for any Losses to the extent the same is caused or increased by Buyer's failure to give duly and timely notice within the time period set forth in Section 7.1.2(a).
7.1.3 Time Limitations
(a)Any claim by Buyer against Seller for misrepresentation or breach of warranty under Section 7.1.1(a)(i) shall be time-barred (verjährt) and precluded and forfeited (verwirkt), unless and to the extent Buyer timely delivers to Seller a Notice of Breach in accordance with Section 7.1.2(a) with respect to such claim on or before:
i.with regard to the representations and warranties in Sections 8 (Taxes) and 14 (Pensions and Benefit Plans, Social Security) of Annex 4.1 (to the extent related to compliance with Tax Laws) the date that is 60 (sixty) days after the relevant statute of limitation expires with respect to such matter;
ii.with regard to the representations and warranties in Section 11 (Environment) of Annex 4.1, the date that is 5 (five) years after the Closing Date;
iii.with regard to Fundamental Representations (excluding the representation and warranty in Section 23(a) (Title to Assets), the 10th (tenth) anniversary of the Closing Date; and
iv.with regard to all other representations and warranties, 18 (eighteen) months after the Closing Date.
(b)Any claim by Buyer against Seller for breach or nonfulfillment of any covenant or agreement of this Agreement under Section 7.1.1(a)(ii) (except with respect to Sections 5.3.1, 5.3.2, 5.4.9 and

8.2) shall be precluded and forfeited (verwirkt), unless and to the extent Buyer timely delivers to Seller a Notice of Breach in accordance with Section 7.1.2(a) with respect to such claim on or before the earlier of (i) the date that is one year after the date such covenants or agreements are fully satisfied and require no further performance or forbearance, or (ii) the date that is one year after the date as the rights of a Party or the terms of such covenant or agreement expire by the terms thereof.
(c)Any claim by Buyer against Seller under Section 7.1.1(a)(ii) for breach or nonfulfillment of any covenant or agreement in Sections 5.3.1, 5.3.2 or 8.2 shall be precluded and forfeited (verwirkt), unless and to the extent Buyer delivers to Seller a Notice of Breach on or before the date that is 60 (sixty) days after the relevant statute of limitation expires with respect to such matter.
(d)Any claim by Buyer against Seller under Section 7.1.1(a)(ii) for breach or nonfulfillment of any covenant or agreement in Section 5.4.9 shall be precluded and forfeited (verwirkt), unless and to the extent Buyer delivers to Seller a Notice of Breach on or before the date that is one year after the Restricted Period expires.
(e)Any claim by Buyer against Seller under Section 7.1.1(a)(iii) relating to an Environmental Loss shall be precluded and forfeited (verwirkt), unless and to the extent Buyer delivers to Seller a Notice of Breach on or before the date that is 5 (five) years after the Closing Date.
(f)Notwithstanding the foregoing, any claims by Buyer against Seller under this Agreement (other than with respect to a Third Party Claim) shall be precluded and forfeited (verwirkt) if the Parties are unable to resolve the matter after negotiating in good faith and Buyer fails to properly commence formal proceedings against Seller with respect to such claims in accordance with Section 9.2 (Arbitration) of this Agreement within 18 (eighteen) months after Buyer's respective Notice of Breach.
(g)This Section 7.1.3 shall supersede the provision of article 210 CO, which shall not be applicable to this Agreement.
7.1.4 Exclusion of Liability
(a)All matters and information, which have been Fairly Disclosed
i.in this Agreement; or
ii.in the disclosure letter, dated as of the date of this Agreement, delivered to Buyer prior to the execution of this Agreement (the Disclosure Letter), including any documents attached to the Disclosure Letter, as set forth in Annex 7.1.4(a)(ii)
(such information pursuant to subsections (i)-(ii) above, the Disclosure Documents), shall solely to the extent Fairly Disclosed operate as an exclusion of or a limitation to or qualification of the representations of Seller in Section 4.1 (including Annex 4.1) and to Buyer's remedies available pursuant to Section 7.1.1(a)(i), and, accordingly, Seller shall be under no liability and Buyer shall not be entitled to be paid any sum pursuant to Section 7.1.1(a)(i).

(b)The fact that certain matters, facts or circumstances may have been specifically disclosed in any of the Disclosure Documents or against a specific provision of Section 4.1 (including Annex 4.1) shall neither be construed to limit the effect of any Fair Disclosure of other matters, facts or circumstances in general or against any other provisions of Section 4.1 (including Annex 4.1) nor to limit the effect of the matters, facts or circumstances specifically disclosed against a specific provision of Section 4.1 (including Annex 4.1) in relation to any other provisions of Section 4.1 (including Annex 4.1) (as applicable).
(c)This Section 7.1.4 shall supersede the provision of article 200 CO, which shall not be applicable to this Agreement.
7.1.5 Third Party Claims
(a)In case of any claim brought or threatened by a third party (including Governmental Authorities) against any Indemnified Party that is reasonably likely to give rise to an indemnification claim against Seller under this Agreement (such claim a Third Party Claim), Buyer shall notify Seller as soon as reasonably practicable with reasonable detail of the Third Party Claim (which shall indicate the amount (estimated, if necessary and to the extent feasible) of the Loss that has been or may be suffered by the Indemnified Party). Seller may, by written notice within 30 Business Days after receipt of the applicable notice by Buyer, assume and conduct the defense of the Third Party Claim provided that: (i) the defense of such Third Party Claim by Seller will not, in the reasonable judgment of the Indemnified Party, have a material adverse effect on the Indemnified Party or the Business; (ii) the Third Party Claim involves only money damages and does not seek any injunctive or other equitable relief or include criminal charges; (iii) Seller has sufficient financial resources, in the reasonable judgment of the Indemnified Party, to satisfy the amount of any adverse monetary judgment that is reasonably likely to result; (iv) if the named parties in any Third Party Claim include both Seller or any of its Affiliates and Buyer or any of its Affiliates, representation by the same counsel would, in the reasonable judgment of Buyer of the Indemnified Party, still be appropriate notwithstanding any actual or potential differing interests between them; (v) such Third Party Claim does not involve a Material Customer or Material Supplier; and (vi) Seller has confirmed to Buyer in writing that such Third Party Claim is one in respect of which it is obligated to indemnify Buyer hereunder subject to the limitations set out in this Section 7 and expressly agrees in writing to be fully responsible for all Losses relating to such Third Party Claim. Seller shall actively and diligently proceed with the defense of any Third Party Claim that it assumes and shall keep Buyer informed with respect to the status of the Third Party Claim. It is understood that Seller may waive at any time its right to assume and conduct the defense with respect to any particular Third Party Claim. If Seller does not assume, or is prohibited from assuming, the defense of a Third Party Claim in accordance with this Section 7.1.5(a), the Indemnified Party must defend the Third Party Claim. If Seller has assumed the defense of a Third Party Claim as provided in this Section 7.1.5(a), Seller will not be liable for any legal expenses subsequently incurred by the Indemnified Party in connection with the defense of the Third Party Claim; provided, however, that if all of the conditions set forth in Section 7.1.5(a)(i)-(v) cease to be met or Seller fails to diligently defend such Third Party Claim, the Indemnified Party may assume its own defense, and Seller will be liable for all reasonable costs or expenses paid or incurred in connection with such defense. The

Indemnified Party has the right to participate in (but not control), at its own expense, the defense of any Third Party Claim that Seller is defending as provided in this Agreement.
(b)If Seller does not assume the defense of a Third Party Claim, at Buyer’s request, Seller may, in its sole discretion, assist the Indemnified Party in the defense of a Third Party Claim at the Indemnified Party’s cost and expenses.
(c)Buyer shall not, and shall ensure that the Indemnified Party will not, settle any Third Party Claim without Seller's prior written consent, such consent not to be unreasonably conditioned, withheld or delayed. Notwithstanding the foregoing, but subject to Sections 7.1.5(a) and (b), Buyer and any Indemnified Party are free to conduct any such proceedings in a way other than as reasonably instructed by Seller and to settle any Third Party Claim without Seller's prior written consent, in which cases, however, Buyer shall be deemed to have forfeited its claim against Seller under this Agreement in relation to such Third Party Claim.
(d)Seller shall not settle any Third Party Claim without Buyer's prior written consent, such consent not to be unreasonably conditioned, withheld or delayed. Notwithstanding the foregoing, Seller may, in its sole discretion and upon consultation with Buyer, settle any Third Party Claim for which Seller has assumed the defense in accordance with this Section 7.1.5 with the respective third party in full or in part, provided that such settlement does not impose any obligation or liability on Buyer or its Affiliates, provides for a full and unconditional release of Buyer's or its Affiliates’ obligations vis-à-vis the third party that are covered by such settlement, does not include a statement or admission of fault, culpability or failure to act by or on behalf of Buyer or its Affiliates and does not grant injunctive or equitable relief.
(e)Subject to any constraints under Laws applicable to Buyer or its Affiliates (including contractual restrictions), and without limiting the generality of Section 5.4.4, Buyer shall use reasonable best efforts, to make available to Seller and its advisors, at Seller’s expense, any information or documents necessary for Seller to diligently proceed with the Third Party Claim for which it has assumed the defense.
(f)Notwithstanding anything in this Section 7.1.5, Seller shall be solely responsible for defending any Known Proceedings, and with respect to any Known Proceedings involving a Material Customer or a Material Suppler, Buyer shall be reasonably consulted by Seller in connection with such defense.
7.1.6 Threshold and De Minimis Amount
(a)For purposes of determining any breach or inaccuracy of any representation of Seller contained in Section 4.1 (including Annex 4.1), any “materiality” or any similar qualifications in the representations and warranties, shall be disregarded except for such qualifiers in Sections 3(b) (Organization), 4(b) (Authorization), 5(d) (Subsidiaries), 6 (Deal Financial Statements), 7(a)(ii) and (b)(ii) (Conduct of Business), 9(b) (Real Estate), 10(a) (Intellectual Property and Know How), 11(i) (Environmental), 14(a) and (b) (Pensions and Benefit Plans, Social Security), 15(a)(vi), (vii) and (ix), (b) and (d) (Material Contracts), the second sentence of 18(b) (Compliance with Laws), 22 (Inventory), the first use of the word “material” in and the second sentence of

23(a) (Title to Assets), the first use of the word “material” in the 23(b) (Condition of Assets Fixed), 24(e) (No Undisclosed Liabilities) and 28 (Completion of Separation) of Annex 4.1, and when used in the defined terms, “Material Contract,” “Hazardous Materials,” “Material Customer Agreement” and “Material Supply Agreement.”
(b)Except for claims brought against Seller for breach or inaccuracy of the Fundamental Representations or the representation in Section 8 (Taxes) of Annex 4.1, Seller shall not be liable to the Indemnified Parties for claims asserted by the Indemnified Parties against Seller under Section 7.1.1(a)(i) unless (a) each such claim on a stand-alone basis, or series of related claims, exceeds USD 1,500,000 (the De Minimis Amount) and (b) the aggregate amount of all such claims which exceed the De Minimis Amount exceeds USD 15,000,000 (the Threshold). If the Threshold has been exceeded, Seller's liability to Buyer shall be for the aggregate of all claims (or series of related claims) without giving effect to the De Minimis Amount which is in excess of the Threshold.
7.1.7 Cap
Except for claims brought against Seller for breach or inaccuracy of the Fundamental Representations, the representations in Section 8 (Taxes) of Annex 4.1, for breach or nonfulfillment of any covenant or agreement of this Agreement under Section 7.1.1(a)(ii) or for Excluded Liabilities under Section 7.1.1(a)(iii) (other than arising from an Excluded Liability referenced in clauses (a), (b), (c) or (e) of the definition of Excluded Liability, which are not subject to any cap), in which case Seller's aggregate liability shall not exceed 100% of the Preliminary Consideration, Seller's liability under this Agreement shall in no event exceed 15% of the Preliminary Consideration (the Cap).
7.1.8 Other Limitations to Seller's Liability
(a)Seller's liability with respect to any Losses for which any Indemnified Party seeks reimbursement against Seller under the terms of this Agreement shall be excluded or reduced, as the case may be, if, and to the extent:
i.an Indemnified Party has failed to comply with its statutory duty to mitigate such Losses (provided that such limitation shall only apply to the extent such Losses are directly caused by the failure to mitigate and shall not apply to expenses incurred by any Indemnified Party to mitigate such Losses);
ii.Buyer or any of its Affiliates (including, following Closing, any of the Target Group Companies) has recovered from any third party, including an insurer, such Losses; provided that Buyer shall use its commercially reasonable efforts to avail itself its insurance policies;
iii.Buyer would recover from Seller, under this Agreement or otherwise, more than the amount of such Losses actually incurred;
iv.a provision, liability, accrual, reserve or valuation allowance has been or is made or included for such Loss in the Final Completion Accounts;

v.the facts, matters or circumstances which give rise to a claim against Seller under this Agreement result in a financial benefit (other than any Tax benefit) for Buyer or any of its Affiliates (including, following Closing, any of the Target Group Companies);
vi.such liability (or its increase) results from or is attributable to an intentional act, omission, transaction, change of past practice or arrangement of Buyer or any of its Affiliates (including, following Closing, any of the Target Group Companies) not in compliance with Laws or Contracts;
vii.such liability results from or is increased by the passing of, or any change in, any law, statute, ordinance, rule, regulation or administrative practice of any Governmental Authority taking effect after Closing (provided, however, that this clause (vii) shall not apply with respect to any Excluded Liability); or
viii.any Tax payable by Buyer or any of its Affiliates (including, following Closing, the Target Group Companies) in the taxable year in which any such Loss is paid or incurred, or in any of the three immediately succeeding taxable years, is actually reduced as a result of a claim by Buyer under this Agreement or the facts underlying such claim, determined on a “with and without” basis.
(b)If Seller pays to Buyer an amount in respect of any claim asserted by Buyer against Seller under this Agreement and Buyer or any of its Affiliates (including, following Closing, any of the Target Group Companies) subsequently recovers from any third party, including an insurer, a sum which is referable to such claim, Buyer shall repay to Seller such sum (net of any collection expenses).
(c)Notwithstanding anything to the contrary in this Agreement, nothing in this Agreement, including this Section 7.1, shall prevent an Indemnified Party from bringing any claim against (or claiming indemnification under this Section 7.1 from) against any Person based on fraud or intentional misconduct, intentional misrepresentation or intentional breach of warranty.
7.1.9 Limitations to Seller's Liability for Environmental Losses
Without prejudice to the provisions of this Section 7.1 (excluding Section 7.1.8), Seller shall not be liable for any Environmental Losses to the extent that the relevant Environmental Losses have arisen or been increased, exacerbated or caused as a result of any of the following occurring after Closing:
(a)any act or omission of Buyer or any of its Affiliates (or their respective officers, employees, agents or contractors) that causes a Release which first occurs after Closing;
(b)any change, or proposed change, of use of part or all of the Indemnified Sites to a residential, hospitality or educational use that is more environmentally sensitive according to planning Laws, zoning Laws or land use Laws than the use that is being made of the Indemnified Sites at the Closing Date;

(c)information provided by or on behalf of Buyer or any of its Affiliates (or their respective officers, employees, agents or contractors) to a Governmental Authority except;
i.where such information has been provided in accordance with past practice prior to Closing;
ii.where there is an obligation to provide such information under any Environmental Law or Permit issued pursuant to any Environmental Law;
iii.where the information is provided to comply with a Governmental Requirement;
iv.where required by any judgment or order from a Governmental Authority;
v.where Seller has approved this course of action in writing; or
vi.where reasonably necessary in connection with the operation of the Business in the ordinary course, including any proposed or planned changes or modifications to Business operations, facilities, structures or equipment and any related Permit obligations or amendments as may be necessary or any obligations under any Environmental Law or Governmental Requirement;
(d)the carrying out by, or on behalf of, Buyer or any of its Affiliates of any voluntary soil or groundwater sampling in, on, at, under or adjacent to any of the Indemnified Sites, except when such sampling is:
i.required by any Environmental Law, Permit (issued pursuant to any Environmental Law) or any Governmental Requirement;
ii.reasonably necessary to defend against or respond to any Environmental Third Party Claim; or
iii.reasonably necessary to investigate conditions that may pose an imminent or substantial risk to human health or the environment;
(e)any Remedial Action that is conducted by or on behalf of Buyer or any of its Affiliates that goes beyond the standard under Environmental Law, Governmental Requirement or a Permit relating to Environmental Laws for industrial land uses unless a more environmentally sensitive use was occurring at the Indemnified Sites at Closing;
(f)the potable use of groundwater from wells at an Indemnified Site to the extent groundwater was not previously used for potable purposes at the Indemnified Site prior to Closing; or
(g)the long-term or permanent closure or decommissioning of substantially all operations at any Indemnified Site including the cleaning out of any plant or equipment or the removal and disposal of any Hazardous Materials upon such closure or decommissioning, unless such site is set forth on Annex 7.1.9(g).

7.1.10 Limitations Cumulative
The limitations to Seller's liability set forth in this Section 7.1 shall be cumulative.
7.2 Remedies of Seller
The provisions of Section 7.1 (Remedies of Buyer), shall apply mutatis mutandis with respect to any claims by Seller based on (i) any breach or inaccuracy of any representation of Buyer contained in Section 4.2 (including Annex 4.2), or (ii) any breach or nonfulfillment of any covenant or agreement of Buyer contained in this Agreement. For the avoidance of doubt, the provisions of Section 7.1 (Remedies of Buyer) shall not apply mutatis mutandis to any claims by Seller under Sections 5.3.2(c) and 5.3.2(d).
7.3 Remedies Exclusive
The remedies of the Parties set forth in this Agreement (including Section 8.10) shall be in lieu of, and not in addition to, the remedies and termination rights provided for under statutory Law. All other remedies, including (a) any and all rights pursuant to articles 192 et seq. and 197 et seq. CO and any rights of a similar nature, (b) the right to rescind this Agreement (Wandelung) under article 205 CO or otherwise, (c) the right to challenge the validity of this Agreement for fundamental error under articles 23 et seq. CO, and (d) any remedies under the theory of culpa in contrahendo shall not apply and are hereby expressly waived.
8.General Provisions
8.1 Payments; Currency Conversion
Except as explicitly otherwise provided in this Agreement, in particular in Annex 2.4 Part 2, Part A, 2(d)(ix), all payments under this Agreement shall be paid by or on behalf of the relevant Party by wire transfer in immediately available funds in CHF to the bank account(s) designated in writing by the Party entitled to the respective payment. To the extent any Loss is made in a currency other than CHF, such amount shall be converted to CHF based on the applicable conversion rate, as reported on Bloomberg, available at the close of the Business Day immediately prior to such payment being made.
8.2 Taxes
(a)Except as otherwise provided in this Agreement and subject to Sections 8.2(b), (c) or (d) below, each Party shall bear all Taxes (other than, for the avoidance of doubt, Indemnified Taxes, which shall be the responsibility of Seller), including transaction taxes, for which it is primarily liable under applicable Law and which are incurred by or levied on it in connection with the Transactions.
(b)Each of Seller and Buyer shall pay half of the securities transfer stamp tax (Umsatzabgabe) payable in connection with the Transactions (excluding the Separation and the purchase and sale of the Shareholder Loans, which securities transfer stamp taxes, if any, are solely the responsibility of Seller).

(c)Each of Seller and Buyer shall pay half of the stamp duties and transfer taxes on real estate (including Handänderungssteuern and Grunderwerbsteuer or under Peruvian Law), if any, payable in connection with the Transactions (excluding the Separation, which transfer taxes, if any, are solely the responsibility of Seller).
(d)Each of Seller and Buyer shall pay half of any VAT payable in connection with the Transactions (excluding the Separation) to the extent that such VAT is not refundable or otherwise recoverable under applicable Law.
(e)The Parties shall cooperate on a reasonable basis to prepare and file any Tax Returns required to be filed with respect to Taxes described in Section 8.2(b), (c) or (d) and to reduce, eliminate or claim an exemption from any such Taxes.
8.3 Costs and Expenses
Except as otherwise provided in this Agreement, each Party shall bear its own costs and expenses (including advisory and legal fees) incurred in the negotiation, preparation and completion of this Agreement.
8.4 Effect on Third Parties
Except as otherwise expressly provided in this Agreement, no Person other than the Parties (and Indemnified Parties with respect to Sections 7.1 and 7.2) shall have any rights or benefits under this Agreement, and nothing in this Agreement is intended to confer on any Person other than the Parties any rights, benefits or remedies; provided, that the Debt Financing Sources shall be express third-party beneficiaries of and shall be entitled to rely upon the Xerox Provisions and each Debt Financing Source may enforce such provisions.
8.5 Notices
(a)All notices, requests or other communications to be given under or in connection with this Agreement shall be made in writing and delivered by registered, certified or express mail (return receipt requested), an internationally recognized courier, electronic mail or facsimile transmission as follows:

if to Seller:	Clariant AG Att.: General Counsel Rothausstrasse 61 4132 Muttenz, Switzerland E-mail: alfred.muench@clariant.com
with a copy to:	Homburger AG Att.: Frank Gerhard and Daniel Hasler Hardstrasse 201 8005 Zurich, Switzerland E-mail: frank.gerhard@homburger.ch daniel.hasler@homburger.ch
if to Buyer:	PolyOne Corporation 33587 Walker Road Avon Lake, Ohio 44012 Att.: Lisa Kunkle Joel Rathbun E-mail: lisa.kunkle@polyone.com joel.rathbun@polyone.com with a copy to:
Jones Day
250 Vesey St.
New York, New York 10281
Att.:  James P. Dougherty
E-mail: jpdougherty@jonesday.com

and

Jones Day
901 Lakeside Avenue
Cleveland, Ohio 44114
Att.:  Benjamin L. Stulberg
E-mail: blstulberg@jonesday.com

or such other address as any Party may notify to the other Party in accordance with the above. Any notice to be given hereunder shall be given prior to the expiry of a term or deadline (if any) set forth in this Agreement or by applicable Law.
(b)Any notice to be given hereunder shall be effective only if it was (i) timely and duly given in accordance with Section 8.5(a) and (ii) actually received by the Party to whom it is addressed, irrespective of whether such notice was received prior to or after the expiry of the respective term or deadline (if any).
8.6 Entire Agreement
This Agreement, including the Annexes and any other documents referred to herein constitute the entire agreement and understanding among the Parties with respect to the subject matter of this Agreement, and shall supersede all prior oral and written agreements and understandings of the Parties relating hereto.
8.7 Amendments and Waivers
This Agreement may only be modified or amended by a document signed by the Parties. Any provision contained in this Agreement may only be waived by a document signed by the Party waiving such provision. Notwithstanding the foregoing, to the extent any modification, amendment or waiver to a Xerox Provision is sought that is adverse to the rights of any of the Debt Financing Sources, the prior written consent of the Debt Financing Sources shall be required before such modification, amendment or waiver is rendered effective.
8.8 Assignment
Except as otherwise expressly provided in this Agreement, a Party shall not assign this Agreement or any rights or obligations hereunder, including, but not limited to, by way of a demerger (Spaltung) or bulk transfer (Vermögensübertragung) or similar transaction, to any third party without the prior written consent of the other Party; provided, however, that either Party may assign this Agreement and any or all rights hereunder, in whole or in part, to one or more of its wholly owned Subsidiaries without the prior written consent of the other Party, provided that any such assignment shall not relieve such assigning Party of any of its obligations hereunder.
8.9 Severability
If any part or provision of this Agreement or the application of any such part or provision to any Person or circumstance shall be held to be invalid, illegal or unenforceable in any respect by any competent Governmental Authority, (a) such invalidity, illegality or unenforceability shall not affect any other part or provision of this Agreement or the application of such part or provision to any other Person or circumstances, and (b) the Parties shall endeavor to negotiate a substitute provision that best reflects the economic intentions of the Parties without being invalid, illegal or unenforceable, and shall execute all agreements and documents required for its implementation.
8.10 Specific Performance
Each Party’s obligation under this Agreement is unique. If any Party should breach its covenants, agreements, warranties, representations or other obligations under this Agreement, the Parties each acknowledge that it would be impossible to measure the resulting damages. Accordingly, the non-breaching Party, in addition to any other available rights or remedies it may have under the terms of this Agreement, will be entitled to specific performance or to obtain an injunction or injunctions to prevent breaches of this Agreement, and each Party expressly waives the defense that a remedy in damages will be adequate and acknowledges that the non-breaching Party would be irreparably harmed by such breach; provided, however, that if a Party obtains specific performance or other equitable remedies of the sort described in this Section 8.10, then such Party shall also be entitled to all Losses incurred in connection with obtaining such specific performance or such other equitable remedies; provided, further, that Seller shall be entitled to specific enforcement against Buyer to consummate the Closing if, and only if, (a) all conditions set forth in Sections 3.2.1 and 3.2.3 have been satisfied (other than those conditions that by their terms are to be satisfied at Closing, each of which is reasonably capable of being satisfied at Closing, (b) Buyer fails to complete the Closing by the date that Closing should have occurred pursuant to Section 3.1, assuming satisfaction of the conditions that by their terms are to be satisfied at Closing, (c) the Debt Financing has been funded, or will be funded, at Closing, and (d) Seller has irrevocably confirmed in writing to Buyer that if specific performance is granted and the Debt Financing is funded, the Closing will occur.
8.11 Further Assurances
Following Closing, Seller and its Affiliates and Buyer and its Affiliates each shall use reasonable best efforts to execute, acknowledge and deliver such documents and other papers and take or cause to be taken such further action as may reasonably be required to carry out the provisions of this Agreement and the Ancillary Agreements and to fully effectuate the Transactions.
8.12 Lender Limitations
Notwithstanding anything to the contrary contained in this Agreement, each of the Parties: (a) agrees that it will not bring or support any Person in any legal proceeding, cross claim or third-party claim of any kind or description, whether at Law or in equity, whether in contract or in tort or otherwise, against any of the Debt Financing Sources in any way relating to this Agreement, the Ancillary Agreements or the Transactions, including any dispute arising out of or relating in any way to the Debt Financing Commitments or the performance thereof or the Debt Financing contemplated thereby, in any forum other than the US federal and New York state courts located in the Borough of Manhattan within the City of New York; (b) agrees that, except as specifically set forth in the Debt Financing Commitments, all legal proceedings (whether at Law, in equity, in contract, in tort or otherwise) against any of the Debt Financing Sources in any way relating to the Debt Financing Commitments or the performance thereof or the Debt Financing contemplated thereby, shall be exclusively governed by, and construed in accordance with, the internal Laws of the US State of New York, without giving effect to principles or rules or conflict of Laws to the extent such principles or rules would require or permit the application of Laws of another jurisdiction; and (c) hereby irrevocably and unconditionally waives any right such Party may have to a trial by jury in respect of any litigation (whether in Law or in equity, whether in contract or in tort or otherwise) directly or indirectly arising out of or relating in any way to the Debt Financing Commitments or the performance thereof or the Debt Financing contemplated thereby. Notwithstanding anything to the contrary contained in this Agreement, (i) Seller and the Target Group Companies and their respective Affiliates, directors, officers, employees, agents, partners, managers, members or stockholders shall not have any rights or claims against any Debt Financing Source, in any way relating to this Agreement, the Transactions, the Debt Financing or the transactions contemplated thereby, or in respect of any other document or any of the transactions contemplated thereby, or in respect of any oral or written representations made or alleged to have been made in connection herewith or therewith, including any dispute arising out of or relating in any way to the Debt Financing Commitments or the performance thereof or the Debt Financing contemplated thereby, whether at Law or equity, in contract, in tort or otherwise, and Seller (on behalf of itself, the Company, and each of Seller’s and the Company’s Subsidiaries and any of their respective Affiliates, directors, officers, employees, agents, partners, managers, members, representatives or stockholders) agrees not to commence (and if commenced, agrees to dismiss or otherwise terminate) any legal proceeding against any Debt Financing Source in connection with this Agreement or the Transactions (including any legal proceeding relating to the Debt Financing or the Debt Financing

Commitments) and (ii) no Debt Financing Source shall have any Liability (whether in contract, in tort or otherwise) to Seller, the Company, any of the Company’s Subsidiaries or any of their respective Affiliates, directors, officers, employees, agents, partners, managers, members, representatives or stockholders for any obligations or liabilities of any Party under this Agreement or for any claim based on, in respect of, or by reason of, the Transactions or in respect of any oral or written representations made or alleged to have been made in connection herewith or therewith, including any dispute arising out of or relating in any way to the Debt Financing Commitments or the performance thereof or the Debt Financing contemplated thereby, whether at Law or equity, in contract, in tort or otherwise; provided that nothing in this Section 8.12 shall limit the Liability or obligations of the Debt Financing Sources to Buyer and its Affiliates (and it successors and assigns) under the Debt Financing Commitments or any definitive debt financing agreement. Further, nothing in this Section 8.12 shall in any way limit or qualify the liabilities of the parties to the Debt Financing to each other thereunder or in connection therewith.
8.13 Construction
Unless otherwise expressly provided herein, for purposes of this Agreement, the following rules of interpretation shall apply:
(a)when calculating the period of time before which, within which or following which any act is to be done or step taken, the date that is the reference date in beginning the calculation of such period shall be excluded (for example, if an action is to be taken within two calendar days of a triggering event and such event occurs on a Tuesday, then the action must be taken by the end of the day on Thursday) and if the last day of such period is a non-Business Day, the period in question shall end on the next succeeding Business Day;
(b)any reference to gender shall include all genders, and words imparting the singular number only shall include the plural and vice versa;
(c)the provision of a Table of Contents, the division into Articles, Sections and other subdivisions and the insertion of headings are for convenience of reference only and shall not affect or be utilized in construing or interpreting this Agreement and all references in this Agreement to any “Article” or “Section” are to the corresponding Article or Section of this Agreement;
(d)unless otherwise specified, references to any Law or other statute, rule, regulation or form (including in the definition thereof) shall be deemed to include references to such Law or other statute, rule, regulation or form as amended, modified, supplemented, replaced or interpreted from time to time (and, in the case of any statute, include any rules and regulations promulgated under such statute), and all references to any section of any statute, rule, regulation or form include any successor to such section;
(e)words such as “herein,” “hereinafter,” “hereof,” “hereto” and “hereunder” refer to this Agreement as a whole and not merely to any particular section or provision of this Agreement;
(f)the word “including” and any variation thereof means “including without limitation” and shall not be construed to limit any general statement that it follows to the specific or similar items or matters immediately following it;

(g)the word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not simply mean “if”;
(h)all references to any period of days are to the relevant number of calendar days unless otherwise specified;
(i)where an indemnity is given for a claim under this Agreement from a compensating party to a compensated party pursuant to Section 7.1.1(a)(i) or Section 7.1.1(a)(iii), such indemnity shall be given within the meaning of article 111 CO (selbständige Garantie) irrespective of any fault, disclosure or knowledge (save as expressly provided otherwise in Section 7.1.4 (Exclusion of Liability)) on the part of the compensating party;
(j)unless otherwise specified, a reference to any other document is a reference to that other document as amended, revised, varied, novated or supplemented at any time;
(k)unless otherwise specified, a reference to any person includes a reference to any Person as well as to any of its successors, assignees and transferees;
(l)to the extent this Agreement and the Preparation Guide conflict, this Agreement shall control;
(m)where this Agreement provides that a Party shall cause, procure or ensure a certain action or situation, such Party shall be strictly liable for such action or situation being effected or realized, without regard to negligence or other fault (verschuldensunabhängige Erfolgshaftung);
(n)each Party has participated in the drafting of this Agreement, which each Party acknowledges is the result of negotiations among the Parties (as sophisticated Persons), and consequently, this Agreement shall be interpreted without reference to any Laws to the effect that any ambiguity in a document be construed against the drafter; and
(o)to the extent there is any conflict between the terms of this Agreement and those of any Ancillary Agreement, Post-Separation Agreement or Shareholder Loan entered into after the date of this Agreement, the terms of this Agreement shall control.
9.Governing Law and Arbitration
9.1 Governing Law
This Agreement shall be exclusively governed by and construed in accordance with the substantive Laws of Switzerland, excluding its conflict of Laws principles and excluding the UN Convention on Contracts for the International Sale of Goods.
9.2 Arbitration
Any dispute, controversy or claim arising under, out of or in relation to this Agreement (or subsequent amendments thereof), in particular as to its existence, validity, interpretation, performance, breach or termination, including tort claims, shall be referred to and finally determined by arbitration in accordance with the Swiss Rules of International Arbitration of the Swiss Chambers of Commerce as in force on the date on which notice of Arbitration is submitted. The arbitral tribunal shall consist of three arbitrators. The two arbitrators appointed by the Parties shall designate within 10 (ten) Business Days the chairperson of the arbitral tribunal. In case of default of the respondent or if the two arbitrators appointed by the Parties fail to designate a chairperson, the chairperson shall be designated by the President of the Zurich Chamber of Commerce. The language to be used in the arbitral proceedings shall be English. The place of arbitration shall be Stockholm, Sweden.

[Signatures on the next page]

Executed as of the date written on the cover page to this Agreement.

Clariant AG
_____/s/ Alexander Gehrt ______________	_____/s/ Alfred Münch__________________
Dr. Alexander Gehrt Head of Group Mergers & Acquisitions	Alfred Münch General Counsel

PolyOne Corporation
____/s/ Joel R. Rathbun_________________
Joel R. Rathbun Senior Vice President, Mergers & Acquisitions

[Signature Page to Share Purchase Agreement]

Annex 1 | Definitions
A. Terms Defined in the Body of this Agreement

ABAC Laws	Annex 4.1	Indemnified Taxes	33
Accounting Firm	Annex 2.4	Insurance Policies	Annex 4.1
Acquired DBO	43	Interim Financial Statements	24
Acquired Retiree Benefits Liability	44	JV Shares	Annex 4.1
Alternate Debt Financing	23	Leased Real Property	Annex 4.1
Annual Financial Statements	24	Licensed IP Rights	Annex 4.1
Appraiser	Annex 2.4	Long Stop Date	15
Asset Allocation	12	Material Contracts	Annex 4.1
Business	7	Material Separation Valuations	13
Business Additional Item	49	Material Tax Item	30
Business Employees	Annex 4.1	MFR Excerpts	Annex 2.4
Buyer	1	NewCo Subsidiary	7
Buyer Lenders	Annex 4.2	Notice of Breach	51
Buyer Post-Closing Returns	29	Notice of Disagreement	Annex 2.4
Canada Target	44	Owned IP Rights	Annex 4.1
Canada Target Plan	44	Owned Real Property	Annex 4.1
Cap	56	P&C DB Plan	43
CH80 Tax Rulings	Annex 5.3.2(a)	Pakistan Sellers	41
Clariant Canada Plan	44	Pakistan Shares	Annex 4.1
Closing Date Notice	14	Pakistan Target	41
Company	7	Parties	1
Current Group	7	Party	1
Current Subsidiaries	7	Permit Completion Action	38
Current Subsidiary Shares	Annex 4.1	Peru Allocation	12
Cut-Off Time	Annex 2.4	Peru Purchase Price	12
DB Acquired Plan Assets	43	Peruvian Business	8
DB Transfer Date	43	Peruvian Business Sale	9
De Minimis Amount	55	Peruvian Business Sale Agreement	19

Debt Financing	Annex 4.2	Peruvian Buyer	8
Debt Financing Commitments	Annex 4.2	Phase 1 Assessment	45
Dedicated JV Subsidiary	7	Phase 2 Assessment	45
Dedicated Wholly Owned Subsidiary	7	Post-Closing Returns	29
Direct-Sale Subsidiary	7	Pre-Closing Tax Period	29
Disclosure Documents	53	Preliminary Consideration	9
Disclosure Letter	53	Preparation Guide	10
Due Date	30	Preparing Party	29
Estimates	10	Proposed Adjustment	Annex 2.4
Excluded Business Additional Item	50	Proposed Completion Accounts	Annex 2.4
Excluded Businesses	7	Real Property	Annex 4.1
Excluded Participants	43	Real Property Leases	Annex 4.1
Excluded Subsidiaries	7	RECs	45
Existing Business Subsidiaries	7	Reference Balance Sheet	Annex 2.4
Expert	35	Required Information	24
Final Adjustment	Annex 2.4	Restricted Employees	40
Final Completion Accounts	Annex 2.4	Reviewing Party	29
Fixed Loan Consideration	10	SDBP	Annex 2.4
Former Business Employees	43	Section 338(g) Election	32
General Enforceability Exceptions	Annex 4.1	Seller	1
German Buyer	8	Seller DB Plan	43
German Property Sale	9	Seller Insurance	41
German Property Sale Agreement	28	Seller Post-Closing Returns	29
German Seller	8	Seller’s Swiss Pension Plans	Annex 2.4
Governmental Approvals	14	Separation	7
Indemnified Parties	51	Separation Clean Up Activities	46

Separation Completion Notice	48	US Valuation	12
Separation Concept	46
Separation Valuations	30
Share	7
Shared Wholly Owned Subsidiary	7
Shareholder Loans	7
SLTIP	Annex 2.4
Specific Accounting Policies	Annex 2.4
SSTIP	Annex 2.4
Straddle Period	29
SU Employees	47
Swiss Buyers	8
Target Group	7
Target Group Companies	7
Target Group Company	7
Target Subsidiaries	7
Target Subsidiary Shares	Annex 4.1
Tax Referee	30
Tax Refund	35
Termination Fee	16
Third Party Claim	54
Threshold	56
Transferred DBO Participants	43
Transitional Services	48
Transitional Services Agreement	48
US Allocation	12
US Purchase Price	12
US Sale	9
US Seller	8
US Target	8
US Target Shares	Annex 4.1

B. Other Definitions

Accounting Principles shall mean the preparation, valuation and classification principles according to, unless specified otherwise in this Agreement, IFRS, as applied by Seller as noted in its ECAM Manual.

Affiliate shall mean another Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person. For purposes of this definition, “control” (including, with correlative meanings, the terms “controlled by” and “under common control with”), as used with respect to any Person means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by Contract or otherwise

Affiliate Transaction shall mean any Contract (other than this Agreement, the Shareholder Loans, and the Ancillary Agreements) between Seller or one or more of its Affiliates (other than any Target Group Company or Dedicated JV Subsidiaries), on the one hand, and one or more Target Group Companies or Dedicated JV Subsidiaries, on the other hand.

Agreement shall mean this Share Purchase Agreement including all of its Annexes and the Disclosure Letter.
Amendments to Supply Agreements shall mean each of (a) the amendment to the Framework Supply Agreement, dated as of August 27, 2019, between the Company and Colorants International Ltd and (b) the amendment to the Framework Supply Agreement, dated as of August 27, 2019, between the Company and Clariant International Ltd, substantially in the forms attached hereto as Annex 3.5.2(j).

Ancillary Agreements shall mean each of (a) the Transitional Services Agreement, (b) the Amendments to Supply Agreements, (c) the German Property Sale Agreement, (d) the Peruvian Business Sale Agreement, and (e) the Post-Separation Agreements.

Announcement 7 shall mean the Announcement of the State Administration of Taxation on Several Issues Concerning the Corporate Income Tax on the Indirect Transfers of Properties by Non-Resident Enterprises, SAT Announcement (2015) No. 7, promulgated by the State Administration of Taxation of China on February 3, 2015, as amended, supplemented, modified or interpreted from time to time by any implementing rules and regulations, and any successor rule or regulation thereof under the Laws of the People’s Republic of China.

Announcement 7 Reporting Package shall mean all materials and information to be submitted to the applicable Governmental Authority pursuant to Article 9 of Announcement 7 relating to the Transactions, including the indirect transfer of the equity interests of Clariant Chemicals (Guangzhou) Ltd. and Clariant Masterbatches (Shanghai) Ltd. as a result of Buyer’s purchase of the Shares.

Blocking Period shall mean any blocking period, statutory holding period, disposal restriction or similar restrictions relating to previous restructurings of Seller and its Affiliates and|or the Target Group Companies or Dedicated JV Subsidiaries (including the Separation) and which is specifically disclosed in Annex 5.3.2(a).

Business Day shall mean any day, other than a Saturday or a Sunday, on which the commercial banks in Zurich, Switzerland and the City of New York, New York are open for business throughout the day.
Business Portion shall mean, with respect to any Shared Contract, the rights and obligations under such Shared Contract to the extent in respect of the Business; provided that, for the avoidance of doubt, in no event shall any Excluded Business Portion of a Shared Contract be deemed to constitute a Business Por-tion of such Shared Contract.

Cash shall mean all cash and cash equivalents including bank and other depository accounts and safe deposit boxes, demand accounts, checks, money orders, marketable securities, short-term investment, certificates of deposit, time deposits, negotiable instruments, securities and brokerage accounts, of each Target Company and Dedicated JV Subsidiary as of the Effective Time excluding (a) any item included in the calculation of Net Working Capital pursuant to the terms of the Agreement, and (b) any Excluded Asset or Excluded Liability, all calculated in accordance with Parts A and C of the Preparation Guide. Cash will also include any other amounts identified as Cash in Part A and C of the Preparation Guide.

CH80 shall mean the Company.
CHF shall mean Swiss Francs, being the lawful currency of Switzerland.
Closing shall mean the consummation of the US Sale, the German Property Sale, the Peruvian Business Sale and the sale and purchase of the Shares and the Shareholder Loans upon the consummation of the actions set forth under Section 3.5.

Closing Date shall mean the date on which Closing actually occurs.
CO shall mean the Swiss Code of Obligations (Obligationenrecht) (SR 220).
Completion Accounts shall mean the Proposed Completion Accounts and|or the Final Completion Ac-counts, as the case may be.
Confidentiality Agreement shall mean the Transaction Confidentiality and Exclusivity Agreement between the Parties of January 18, 2019, including the first amendment thereof of July 1, 2019, the second amendment thereof of July 27, 2019 and the third amendment thereof of October 2, 2019.

Contamination shall mean the presence of any Hazardous Materials in any ambient or indoor air, soil, land, soil gas, surface water and|or groundwater (including any sediments) and building structure at an Indemnified Site at any time before or on the Closing Date.

Contract shall mean any agreement, contract, commitment, instrument, undertaking, lease, note, mort-gage, indenture, sales or purchase order, license, arrangement or other obligation that is legally binding, whether written or oral.

Data Protection Laws shall mean any Law relating to the processing of personal data by the Company, the Business, the Existing Business Subsidiaries with respect to the Business, the Dedicated JV Subsidiar-ies and the Target Subsidiaries, in any jurisdiction in which they operate, including the General Data Pro-tection Regulation (EU 2016/679) (GDPR).

Deal Financial Statements shall mean the unaudited pro-forma financial statements of the Business as per the 12 months periods ending December 31, 2016, 2017 and 2018 set forth in pages 19, 102 and 110 of the document Made Available under reference no. 16.01.02.01, including the assumptions made there-in, and prepared in accordance with the Accounting Principles, disclosing selected financial information of the Business as if the Separation were completed as at the respective record dates of such pro-forma financial statements.

Debt shall mean any liability of any Target Company or Dedicated JV Subsidiary as of the Effective Time (a) for borrowed money (including the current portion thereof), (b) payable under a letter of credit, bankers’ acceptance or note purchase facility, but solely to the extent drawn, (c) payable under a bond, note, de-benture or similar instrument, (d) for leases as set forth in Section 2(s) of the Specific Accounting Policies contained in the Preparation Guide, (e) for all or any unpaid part of the deferred purchase price of property or services (other than trade payables), including any “earnout” or similar payments payable at or after the Effective Time, (f) payable under interest rate swap, hedging or similar agreements, (g) any employee retention bonus (including the amounts referred to in paragraph 4.4(b) of Part C of the Preparation Guide) payable that is not a transaction expense, or (h) the DBO-related amount detailed in Section 3.1(f) of Part C of the Preparation Guide, or (i) in relation to the preceding subclauses (a)-(h) ((i) including, for the avoidance of doubt, (A) any and all liabilities for unpaid accrued interest, success fees, prepayment premi-ums, make-whole premiums or penalties and fees or expenses (including attorneys’ fees) due to the pre-payment of any Debt on or prior to Closing, (B) cash, book or bank account overdrafts, and (C) an amount equal to the Fixed Loan Consideration, and (ii) excluding, for the avoidance of doubt, any Excluded Liabil-ity), all calculated in accordance with and subject to the requirements of, Parts A and C of the Preparation Guide.

Debt Financing Sources shall mean the Persons (including the Buyer Lenders) that have committed to provide the Debt Financing, any debt being issued in lieu of any portion of the Debt Financing or any Alter-native Debt Financing in connection with the Transactions pursuant to the Debt Financing Commitments, or have otherwise entered into agreements in connection with the Debt Financing and any joinder agree-ments, indentures or credit agreements entered into pursuant thereto or relating thereto, together with their respective Affiliates, and their and their Affiliates’ respective officers, directors, employees, partners, trustees, shareholders, controlling persons, agents and representatives of the foregoing, and their respec-tive successors and assigns.

Economic Sanctions Law means any economic or financial sanctions Laws, including any Laws and regulations administered or enforced by the US (including by OFAC or the US Department of State), the United Nations Security Council, the EU and|or Switzerland.

Effective Time shall mean 23:59 CET on the Closing Date.
Effects shall mean any change, effect, development, circumstance, condition, state of facts, event or oc-currence.
Employee Benefit Arrangements shall mean material severance, salary continuation, retention, change in control, termination, incentive, fringe benefit or other similar arrangements, in each case (a) in respect of any present or former employees, directors or officers of the Business, (b) that are (or after completion of the Separation will be) sponsored or maintained by a Target Group Company, or Dedicated JV Subsidi-ary or with respect to which any Target Group Company or Dedicated JV Subsidiary has made or is (or after completion of the Separation will be) required to make payments, transfer or contributions, or (c) with respect to which Buyer or any of its Affiliates (including the Target Group Companies and Dedicated JV Subsidiaries) will have any Liability after Closing.

Employee Benefit Plans shall mean pension, retirement, death benefit, welfare plans, incentive, equity based, deferred compensation or other employee benefit plans, funds, or plans of any kind (excluding, for the avoidance of doubt, any such plans which are required by Law), whether or not funded, in each case (a) in respect of any present or former employees, directors or officers of the Business, (b) that are (or after completion of the Separation will be) sponsored or maintained by a Target Group Company or Dedi-cated JV Subsidiary or with respect to which any Target Group Company or Dedicated JV Subsidiary has made or is (or after completion of the Separation will be) required to make payments, transfer or contribu-tions, or (c) with respect to which Buyer or any of its Affiliates (including the Target Group Companies and Dedicated JV Subsidiaries) will have any Liability after Closing.

Environment shall mean soil, surface waters, groundwater, drinking water, land, stream sediments, natu-ral resources, surface or subsurface strata, ambient air or indoor air, including any material or substance used in the physical structure of any building or improvement.

Environment Third Party Claim shall mean, to the extent related to any Contamination, any civil, crimi-nal, regulatory, administrative or other formal (including arbitral) proceedings, or any claims, complaints or demands or threatened proceedings brought or made by any third party against Buyer or any of its Affili-ates.

Environmental Condition shall mean any condition of the Environment with respect to (a) the Owned Real Property, (b) the Leased Real Property, (c) any property previously owned, leased or operated by Target Group Companies to the extent such condition of the Environment existed at the time of such own-ership, lease or operation, or (c) any other real property at which any Hazardous Material generated by the operation of the Target Group Companies prior to Closing has been treated, stored or disposed of, or has otherwise come to be located, which in each case of (a), (b), (c) or (d) violates any Environmental Law or results in any Release, or threat of Release, order or Liability.

Environmental Law shall mean any Law relating to: public or workplace health and safety; protection of the Environment; Releases or threats of Releases of Hazardous Materials; the presence, storage, use, treatment, transportation, management, handling, generation, production, manufacture, importation, ex-portation, sale, distribution, labeling, recycling, processing, testing, control or cleanup of Hazardous Mate-rials (or products containing Hazardous Materials); or injury or harm to Persons relating to exposure to Hazardous Materials.

Environmental Losses shall mean any Losses incurred by Buyer or any of its Affiliates after the Closing Date arising out of any Contamination triggered by:
(a) receipt by Buyer or any of its Affiliates of a Governmental Requirement
(b) receipt by Buyer or any of its Affiliates of a notification of any Environment Third Party Claim; and/or
(c) an obligation under Environmental Laws or a Permit (relating to Environmental Laws) or a Contract entered into prior to Closing to carry out Remedial Action
ERISA shall mean the US Employee Retirement Income Security Act of 1974.
ERISA Affiliate shall mean, with respect to any entity, any trade or business (whether or not incorporated) (a) under common control within the meaning of Section 4001(b)(1) of ERISA with such entity or (b) which together with such entity is treated as a single employer under Section 414(t) of the US Code.

Estimated Net Debt shall mean Seller’s estimate of the Net Debt as at the Effective Time prepared in good faith and on a basis consistent with the Preparation Guide.

Estimated Net Working Capital shall mean Seller’s estimate of the Net Working Capital as at the Effective Time prepared in good faith and on a basis consistent with the Preparation Guide.
EU shall be the European Union and its member states.
Excluded Asset shall mean (a) the equity interests of the Excluded Subsidiaries after giving effect to the Separation, (b) the Excluded Businesses after giving effect to the Separation, (c) any asset owned, used or held for use by Seller or any of its Subsidiaries not used, according to the principles set forth in the SID, in the conduct of the Business, and (d) any Non-transferring JV.

Excluded Benefit Plan shall mean any Employee Benefit Plan or Employee Benefit Arrangement (a) that is not sponsored or maintained by a Target Group Company or Dedicated JV Subsidiary (including, for the avoidance of doubt, the Clariant Long-term Incentive Plan (CLIP)) or (b) with respect to which any Target Company or Dedicated JV Subsidiary has not made or is not required to make payment, transfer or contri-butions.

Excluded Business Portion shall mean, with respect to any Shared Contract, all rights and obligations under such Shared Contract other than the Business Portion of such Shared Contract.
Excluded Liability shall mean, (a) any and all Liabilities related to the Excluded Businesses whether aris-ing before, on or after the Closing Date, (b) any and all Liabilities related to any Excluded Subsidiary or Non-transferring JV whether arising before, on or after the Closing Date, (c) any and all Liabilities related to the Excluded Assets whether arising before, on or after the Closing Date, (d) any and all Liabilities aris-ing out of (1) a Third Party Claim that any Separation Transaction has been performed in violation or breach of applicable Law or Contract or (2) any Separation Clean Up Activity to the extent not completed prior to Closing, (e) the Indemnified Taxes, (f) the following specific Liabilities related to the Business or the Transactions: (i) any and all Liabilities relating to an Excluded Benefit Plan, including any Liabilities under Seller’s long-term incentive plans and short-term incentive plans, (ii) any and all Liabilities relating to Pre-Closing Bonus Amounts, (iii) all Liabilities relating to any defined benefit plan or arrangement or other DBO that are not Acquired DBO, (iv) all Liabilities with respect to retiree welfare benefits maintained in the US or Canada, other than Acquired Retiree Benefits Liability, and (v) all Liabilities arising out of withdrawals on or prior to Closing by Seller or its Subsidiaries (or as a result thereof) from any multiemployer plan in connec-tion with the Separation or Closing, (g) any and all Losses arising out of Known Proceedings, (h) any Envi-ronmental Losses, and (i) any and all Losses arising out of the matter disclosed in Section 9 of the Disclo-sure Letter concerning title to the site in Naas, Ireland.

Fairly Disclosed shall mean a disclosure of a fact or circumstance in a manner which allowed or would reasonably be expected to allow an experienced business person to reasonably identify and assess the impact of such fact or circumstance on any of the Target Group Companies and the Business.

FCPA shall mean the US Foreign Corrupt Practices Act.
Final Net Debt shall mean the Net Debt as set out in the Final Completion Accounts.
Final Net Working Capital shall mean the Net Working Capital as set out in the Final Completion Accounts.
Fundamental Representations shall mean the representations and warranties in Sections 1 (Ownership), 2 (Shareholder Loans), 3 (Organization), 4 (Authorization), 5 (Subsidiaries) and 23(a) (Title to Assets) of Annex 4.1.

GAAP shall mean US Generally Accepted Accounting Principles.
German Real Property shall mean the owned real property located in Lahnstein, Germany, registered with the land register of the Amtsgericht Lahnstein (Grundbuch Oberlahnstein) under page no. 8536, and the owned real property located in Ahrensburg, Germany, registered with the land register of the Amtsgericht Ahrensburg (Grundbuch Ahrensburg) under page no. 3405.

Governmental Authority shall mean any foreign, domestic, federal, territorial, state or local governmental authority, quasi-governmental authority, instrumentality, court, government or self-regulatory organization, commission, tribunal or organization or any regulatory, administrative or other body or agency, or any polit-ical or other subdivision, department or branch of any of the foregoing.

Governmental Requirement shall mean any lawful judicial or administrative decree, ruling, judgment, injunction or order or written notice brought, made or issued by a Governmental Authority to or against Buyer of any of its Affiliates.

Hazardous Materials shall mean any substance, material, or waste which is regulated or could give rise to liability under any Environmental Law, including any (a) asbestos or asbestos-containing materials, (b) petroleum or petroleum-containing or petroleum-derived materials, (c) radiation or radioactive materials, (d) harmful biological agents, including mold present at levels or in conditions that causes adverse health effects, (e) polychlorinated biphenyls, and (f) any material, substance, or waste which is defined as a “hazardous waste,” “hazardous material,” “regulated substance,” “hazardous substance,” “extremely hazardous waste,” “restricted hazardous waste,” “contaminant,” “pollutant,” “toxic waste,” “toxic substance” or similar term under any Environmental Law.

IFRS shall mean the International Financial Reporting Standards as promulgated by the International Ac-counting Standards Board.
Indemnified Sites shall mean all real property owned, leased or subleased or encumbered with a similar right to use at Closing (including the Real Property) by the Target Group, the Dedicated JV Subsidiaries or the Current Subsidiaries relating to the Business, except for any Real Property which is not an Indemnified Site pursuant to Section 5.4.20, provided that any real property at a site set forth on Annex 7.1.9(g) shall always remain an Indemnified Site.

Information Systems shall mean all computer hardware, databases and data storage systems, computer, data, database and communications networks (other than the Internet), architecture interfaces and fire-walls (whether for data, voice, video or other media access, transmission or reception) and other appa-ratus used to create, store, transmit, exchange or receive information in any form.

Intellectual Property shall mean all of the following items: (a) all inventions, all improvements thereto, and all patents, patent applications, and patent disclosures, together with all provisionals, reissuances, continu-ations, continuations in part, divisionals, revisions, extensions, and reexaminations thereof; (b) all trade-marks, service marks, trade dress, logos, trade names, and corporate names, together with all transla-tions, adaptations, derivations, and combinations thereof, and all applications, registrations, and renewals in connection therewith; (c) all copyrightable works, all copyrights, and all applications, registrations, and renewals in connection therewith; (d) computer software (including data and related documentation); (e) all rights in or to any technology; and (f) all internet domain names.

Inventory shall mean all raw materials, work-in-progress, finished goods, traded goods, parts, spare parts, replacement parts, packaging materials, goods in transit and consignment stock.

IRS shall mean the US Internal Revenue Service.
JV Adjustment shall mean an amount equal to the net proceeds received by Seller or its Affiliates attributable to the sale of any JV Shares; provided that in no event shall such amount be less than the fair market value of any such JV Shares at the time of the sale of such JV Shares (such fair market value to be reasonably agreed to by the Parties, or, if the Parties are unable to agree on such value, the fair market value shall be determined in a manner consistent with the procedures set forth in Section 1(c) of Annex 2.4 Part 1).

Key Persons shall mean all level 1 and 2 employees (i.e., the head of Seller's business unit Masterbatches minus one level) within the Business.
Know How shall mean any information in any form relating to the Business that: (i) is not, as a body or in the precise configuration and assembly of its components, generally known among or readily accessible within the circles that normally deal with the kind of information in question; (ii) has commercial value because it is secret; and (iii) has been subject to reasonable steps under the circumstances, by the Person(s) lawfully in control of such information, to keep it secret.

Known Proceedings shall mean each matter set forth on Annex 4.1.17.
Law shall mean any and all (a) laws, constitutions, treaties, statutes, codes, ordinances, orders, decrees, rules, regulations, and municipal by-laws, (b) judicial, arbitral, administrative, ministerial, departmental or regulatory judgments, orders, decisions, rulings or awards of any Governmental Authority, and (c) policies, guidelines and protocols to the extent they have force of law.

Leases shall mean the Contracts pursuant to which Leased Real Property is leased, subleased or, licensed or otherwise used or occupied.
Liability shall mean any debts, liabilities, guarantees, assurances and commitments, whether fixed, contingent or absolute, asserted or unasserted, matured or unmatured, liquidated or unliquidated, accrued or not accrued, known or unknown, due or to become due, in each case regardless of whether the same would be required by IFRS to be reflected in financial statements or disclosed in the notes thereto.

Lien shall mean any lien, encumbrance and other security interest, mortgage, pledge, hypothecation, deed of trust, right of first refusal, claim, easement, servitude, proxy, title defect, title retention agreement, voting trust agreement, transfer restriction, community property interest, option, charge or similar restrictions or limitations, irrespective of whether such Lien arises under a Contract, by operation of Law or by means of a judgment or decree.

Losses shall mean any losses, Taxes, damages, costs, penalties, fines, suits, actions, judgments, awards or expenses (including reasonable attorneys’ fees) but excluding any punitive damages and, to the extent not proximately caused (adäquat kausal verursacht), any indirect or consequential damages.

Made Available shall mean the posting of such document or item of information to the “[10862] INDIGO” virtual data room hosted by Imprima iRooms Limited and established by Seller in connection with the Transactions and accessible by Buyer and its representatives at least two Business Days prior to the date of this Agreement.

Marketing Period shall mean the period of 15 consecutive Business Days after the date of this Agreement throughout and at the end of which (a) Buyer shall have all of the Required Information and (b) the conditions set forth in Section 3.2 shall be satisfied (not including conditions which, by their nature, can only be satisfied at Closing) and nothing has occurred and no condition exists that would cause any of the conditions set forth in Section 3.2 to fail to be satisfied assuming Closing were scheduled at any time during such period; provided that (i) July 3, 2020, November 26, 2020 and November 27, 2020 shall not constitute Business Days (but for the avoidance of doubt, the exclusion of such dates shall not restart the Marketing Period, (ii) if the Marketing Period has not been completed on or prior to December 20, 2019, such 15 consecutive Business Day period shall not commence prior to January 3, 2020, (iii) if the Marketing Period has not been completed on or prior to August 21, 2020, such 15 consecutive Business Day period shall not commence prior to September 9, 2020, and (iv) the Marketing Period shall not be deemed to have commenced if, prior to the Closing Date, (w) the Interim Financial Statements included in the Required Information become stale under Regulation S-X, in which case the Marketing Period shall not be deemed to commence unless and until the earliest date on which Seller has furnished Buyer with updated Required Information, (x) PricewaterhouseCoopers AG, Basel, shall have withdrawn in writing its audit report with respect to any of the Annual Financial Statements, in which case the Marketing Period shall be deemed not to commence unless and until, at the earliest, a new unqualified audit report is issued with respect to such financial statements by PricewaterhouseCoopers AG, Basel, or another nationally-recognized independent public accounting firm, (y) any of the historical financial statements of the Company that are included in the Required Information shall have been restated or Seller, the Company or any of their respective Subsidiaries shall have publicly announced that a restatement of any historical financial statements of the Company is required, or the board of directors (or similar governing body) of Seller, the Company or any of their respective Subsidiaries shall have determined to restate historical financial statements of the Company, in which case the Marketing Period shall not be deemed to commence unless and until, at the earliest, such restatement has been completed or the board of directors (or similar governing body) of Seller subsequently concludes that no such restatement shall be required in accordance with GAAP or (z) the Required Information, taken as a whole, contains any untrue statement of a material fact or omits to state any material fact, in each case with respect to the Company, necessary in order to make the statement contained in the Required Information, in the light of the circumstances under which it was made, not materially misleading, the Marketing Period shall not be deemed to commence unless and until the Required Information is updated or supplemented such that it does not contain any untrue statement of a material fact or omit to state any material fact, in each case with respect to the Company, necessary in order to make the statement contained in the Required Information, in the light of the circumstances under which it was made, not materially misleading. If Seller reasonably believes (in good faith) that the Marketing Period has commenced, it may deliver to Buyer a written notice to that effect (stating when it believes such period commenced), in which case, the “Marketing Period” shall be deemed to have commenced on the date specified in such notice, unless Buyer reasonably believes (in good faith) that the Marketing Period has not commenced and, within five Business Days after the delivery of such notice by Seller, Buyer delivers a written notice to Seller to that effect (stating with specificity why the Marketing Period has not commenced).

Masterbatch Seller shall mean each of Seller, German Seller, Peruvian Seller and US Seller.

Material Adverse Effect shall mean any Effects that, individually or in the aggregate, has, or would reasonably be expected to have, a material adverse effect on (a) the assets, liabilities, condition (financial or otherwise), business or results of operations of the Business, taken as a whole, or (b) the ability of Seller (or its applicable Subsidiaries) to consummate the Transactions in a timely manner; provided, however, that with respect to clause (a) no Effect, to the extent resulting or arising from the following, either alone or in combination, shall be deemed to constitute a Material Adverse Effect: (i) any changes or global economic conditions, (ii) conditions (or changes therein) in any industry or industries or market in which the Business operates, (iii) general legal, Tax and|or regulatory conditions affecting financial, credit or capital market conditions, or (iv) Effects arising out of changes in geopolitical conditions, acts of terrorism (other than cyber-terrorism) or sabotage, war (whether or not declared), the commencement, continuation or escalation of a war, acts of armed hostility, weather conditions or other similar force majeure events, including any material worsening of such conditions threatened or existing as of the date of this Agreement (other than any of the foregoing to the extent that it (x) causes any direct damage or destruction, or renders physically unusable or inaccessible, any facility or property of the Business or (y) adversely impacts the Business in a disproportionate manner relative to other participants in the industry of the Business).

Material Customer shall mean any customer of the Business with a turnover exceeding CHF 1,000,000 per annum.
Material Supplier shall mean any supplier to the Business with a turnover exceeding CHF 500,000 per annum.
Material Customer Agreements shall mean all customer Contracts pertaining to the Business with a turnover exceeding CHF 1,000,000 per annum.
Material Supply Agreements shall mean all supply Contracts pertaining to the Business with a turnover exceeding CHF 500,000 per annum.
Merger Control Laws shall mean Laws designed to govern foreign investment or competition, or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization, lessening of compe-tition or restraint of trade.

Net Debt shall mean the net of Cash and Debt (each as determined in accordance with the Preparation Guide).
Net Working Capital shall mean the net working capital determined in accordance with the Preparation Guide.
Net Working Capital Target Amount shall mean CHF 138.2 million, to be converted into USD at the spot rate on the Closing Date using the same data source that the Seller uses for its normal month end accounting.

OFAC shall mean the US Department of the Treasury, Office of Foreign Assets Control.
Ordinary Course shall mean the ordinary and usual course of normal day-to-day operations of the Business, consistent with past custom and practice (including with respect to quantity and frequency).
Permit shall mean all permits, licenses, certifications, franchises, orders and other authorizations, consents, clearances, and approvals of a Governmental Authority necessary to conduct the Business (including with respect to the Owned Real Property and the Leased Real Property) in the Ordinary Course and in compliance with all applicable Laws.

Permitted Liens shall mean (a) statutory Liens for current Taxes or other governmental charges not yet due and payable as of the Closing Date or the amount or the validity of which is being contested in good faith and for which adequate accruals or reserves have been established on the Annual Financial Statements and the Interim Financial Statements; (b) mechanics’, carriers’, workers’, repairers’ and similar statutory Liens arising or incurred in the Ordinary Course for amounts which are not delinquent, the validity of which is being contested in good faith or for which adequate accruals or reserves have been established on the Annual Financial Statements and the Interim Financial Statements; (c) other Liens arising pursuant to liabilities incurred in the ordinary course or easements, title defects, covenants or restrictions which: (i) do not materially affect any assets of the Target Group Companies or the Dedicated JV Subsidiaries and (ii) do not materially interfere with the conduct of the Business as presently conducted, and; (d) any Liens or privilege vested in any lessor for rent or other obligations of the Target Group Companies or the Dedicated JV Subsidiaries under any Contracts that relate to the lease of tangible assets of the Target Group Companies or the Dedicated JV Subsidiaries arising in the ordinary course of business, and (e) with respect to the German Property Sale, the Liens assumed by the Buyer (as defined in the German Property Sale Agreement) pursuant to Section 4.2 (a) of the German Property Sale Agreement.

Person shall mean any natural person, corporation, limited liability company, general or limited partner-ship, trust, unincorporated organization, Governmental Authority, joint venture or any other natural person or entity doing business.

PKR shall mean Pakistani Rupees.
Post-Separation Agreements shall mean the Contracts entered into in connection with the Separation between Seller or one or more of its Affiliates (other than any Target Group Company or Dedicated JV Subsidiary), on the one hand, and one or more Target Group Companies or Dedicated JV Subsidiaries, on the other hand, in each case, entered into and in accordance with the Separation Concept, the SID and this Agreement, in substantially the same form as the Contracts set forth on Annex 6.1(g).

Pre-Closing Bonus Amounts shall mean with respect to each Employee Benefit Plan or Employee Benefit Arrangement (other than an Excluded Benefit Plan) that is a bonus or incentive plan, program, or arrangement, the amount of the bonus or incentive that is payable for the performance period in which the Closing Date occurs multiplied by a fraction, the numerator of which is the number of days in such performance period that occurred on and prior to the Closing Date and the denominator of which is the total number of days in such performance period.

Regulation S-X shall mean Regulation S-X promulgated by the SEC.
Regulatory Documentation shall mean all regulatory documentation pertaining to the Business, including any required for the post-Closing operation thereof, whether in the possession of Seller, its representatives or contractors, including (a) all submissions, notifications, applications, certificates, material correspondence, reports, clinical data, protocols, investigator brochures or other documents to or from any Govern-mental Authority with regard to the products of the Business and all Permits, (b) all internal and external inspection or audit reports, including pertaining to any facility utilized in the manufacturing or development of any product, (c) all documents related to any alleged non-compliance (including pertaining to any facility utilized in the manufacturing or development of the products) or product complaint matters, (d) all adverse event reports for the product, and (e) all backup and supporting documents with respect to any of the foregoing.

Release shall mean any releasing, spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, migrating, disposing, depositing or dumping of a Hazardous Material on or into the Environment (including the abandonment or discarding of barrels, containers and other closed receptacles containing any Hazardous Material).

Remedial Action shall mean:
(a) the carrying out of such works as are reasonably necessary to investigate, assess, monitor, remediate, abate, contain, control or treat the effects of any harm to the Environment or human health as a result of Hazardous Materials at, on, under, in or which have emanated from any Indemnified Site where, and to the extent, such Hazardous Materials existed at, in, on or under or were emanating from any Indemnified Site prior to closing; and
(b) the making of subsequent inspections and operation maintenance of remediation works from time to time for the purpose of keeping under review the sufficiency of the works under (a) above.
Restricted Business shall mean any business competing with the Business by (a) producing, or having produced by a third party, and selling, or (b) distributing on behalf of a third party (i) masterbatches containing colorants or (ii) masterbatches containing a combination of colorants and functional additives, in each case for use in the plastics processing industry; For the avoidance the doubt, the development, production and distribution of samples shall not be restricted.

Restricted Period shall mean the three-year period commencing on the Closing Date.
Sanctioned Person shall mean any Person, organization, or vessel:
(a) Designated or listed on OFAC's Specially Designated Nationals and Blocked Persons List, the EU Consolidated list of persons, groups and entities subject to EU financial sanctions, or any other restricted party list issued under Economic Sanctions Laws or Trade Control Laws;
(b) that is, or is part of, a government of a Sanctioned Territory;
(c) that is, directly or indirectly, owned or controlled by, or acting on behalf of, any of the foregoing;
(d) located within, residing in, or operating within a Sanctioned Territory; or
(e) otherwise targeted under any Economic Sanctions Laws or Trade Control Laws.
Sanctioned Territory shall mean any country, region or other territory that is or has been during the last five years subject to a comprehensive embargo under any Economic Sanctions Laws.
SEC shall means the US Securities and Exchange Commission.
Seller's Best Knowledge shall mean the actual knowledge of each Person listed in the table below:
Function and Name
Tax - Gion Job
IPR - Norbert Schwenk
Environment - Joachim Eigenmeier
Pension | HR - Klementina Pejic
Litigation - Alfred Munch

Compliance - Sandra Middel
Patrick Jany
Bernd Hoegemann
Mauricio Tamura
Martin Seifert

Separation Transaction(s) shall mean each step or transaction of the Separation, as described in Section 6.
Shared Contract shall mean any Contract pursuant to which both the Business and any Excluded Busi-nesses receive any material benefit or have any material obligation.
SID shall mean the seller information document Made Available under reference no. 16.01.02.01.
Solvent shall mean that, as of any date of determination, such Person will be able to pay its Liabilities, as they mature.
Subsidiary shall mean, with respect to any Person, any corporation, limited liability company, partnership or other organization, whether incorporated or unincorporated, of which (a) at least a majority of the out-standing shares of capital stock of, or other equity interests, having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corpo-ration or other organization is directly or indirectly owned or controlled by such Person or by any one or more of its Subsidiaries, or by such Person and one or more of its Subsidiaries or (b) with respect to a partnership, such Person or any other Subsidiary of such Person is a general partner of such partnership.

Tax(es) shall mean all tax liabilities, including income (personal or corporate), capital, stamp duties (both on the issuance and on the transfer or securities), withholding, value added, real estate gains, transfer, property and land, business, customs duties, gross receipts, license, payroll, employment, excise, sever-ance, occupation, premium, windfall profits, environmental, franchise, profits, social security (or similar), unemployment, disability, personal property, escheat, unclaimed or abandoned property, sales, use, regis-tration, alternative or add-on minimum, estimated and all other taxes, duties, levies or imposts of any kind whatsoever payable to any competent Tax Authority as well as any related interest, penalties, costs, addi-tions and expenses thereto, whether disputed or not.

Tax Audit shall mean any audit, examination, investigation, inquiry or other proceedings initiated by the relevant Tax Authority with regard to Tax(es).
Tax Authority shall mean any taxing or other authority competent to assess, impose, administer, collect or reimburse any Tax(es).
Tax Return shall mean any returns (including informational returns), reports (including transfer pricing documentation), declarations, statements and forms that are required to be filed with any Governmental Authority or Tax Authority for any Taxes payable or reimbursable.

Trade Control Laws shall mean all US and non-US Laws relating to export, reexport, transfer, import controls and anti-boycott.
Transactions shall mean the transactions contemplated by this Agreement.

Transferred SU Employees shall mean the SU Employees who have been nominated by Seller for em-ployment with a Target Group Company and have accepted such employment with a Target Group Com-pany.
Transitional Services Information shall mean each of the following: (a) access to the appropriate personnel and information related to the Business’ financial statement close process (encompassing monthly, interim and annual periods); (b) an example extract from the Business’ monthly financial reporting (MFR) (excluding MFR as of January 31) with field definitions for each of the Target Group Companies and the Dedicated JV Subsidiaries and, with respect to the Business (including such business of Seller or its Subsidiaries to the extent carried out in India), Clariant Chemicals (India) Limited; (c) an updated list of Business Employees; and (d) all other information related to the Business necessary to prepare to receive the Transitional Services and transfer off of such services.

Transitional Services Planning Team shall mean each designee of Buyer and of Seller listed in the table below, as may be updated from time to time, and shall include any other designee of either Buyer or Seller upon the prior written consent of the Party, such consent not to be unreasonably withheld or delayed.

Role	Functions	Seller	Buyer
Contract Manager (TSA Manager)		Martin Seifert Michael Trimborn	Buyer to provide name of designee(s) within 30 (thirty days of the date of this Agreement.
Functional Service Manager	Finance	Marc Danner	Buyer to provide name of designee(s) within 30 (thirty days of the date of this Agreement.
	IT	Marc Mario Weilert	Buyer to provide name of designee(s) within 30 (thirty days of the date of this Agreement.
	HR	Leonardo Marinelli	Buyer to provide name of designee(s) within 30 (thirty days of the date of this Agreement.
	GPS	Gregor Hain	Buyer to provide name of designee(s) within 30 (thirty days of the date of this Agreement.
	CSRA	Joachim Eigemeier	Buyer to provide name of designee(s) within 30 (thirty days of the date of this Agreement.
	GBS	Dirk Hamm Frederic Stalder	Buyer to provide name of designee(s) within 30 (thirty days of the date of this Agreement.
	GBS - Logistics	Serena Guo	Buyer to provide name of designee(s) within 30 (thirty days of the date of this Agreement.
	GBS - SSCs	Justyna Sapieja	Buyer to provide name of designee(s) within 30 (thirty days of the date of this Agreement.

Treasury Regulations shall mean the US Treasury regulations promulgated under the US Code.
US shall mean the United States of America.
US Code shall mean the US Internal Revenue Code of 1986.
USD shall mean United States Dollars.
VAT shall mean any value added Tax.
Xerox Provisions shall mean Sections 3.4(g) (solely with respect to the proviso therein), 3.4(h) (solely with respect to the references to Sections 3.4(g), 3.4(h), 5.1.4(d), 8.4, 8.7 and 8.12), 8.4, 8.7 and 8.12 of this Agreement and with respect to any of the foregoing sections, any of the defined terms used therein.

Annex 4.1 | Representations of Seller
1.Ownership
(a)(i) Seller is the sole legal and beneficial owner of the Shares, and (ii) US Seller is the sole legal owner of the equity interests of the US Target (the US Target Shares). All of the Shares and the US Target Shares are free and clear of any Liens, are validly issued and fully paid in up to their par value, if any, and represent the entire equity interests of the Company and US Target, as applicable. There are no shares of capital stock, voting securities or other equity securities of the Company or the US Target issued, reserved for issuance or outstanding, other than the Shares and the US Target Shares, as applicable. At Closing, (y) Seller will transfer valid title to, and Buyer will acquire, all the Shares, free and clear of all Liens, and (z) US Seller will transfer valid title to, and Buyer or its designated Affiliate will acquire, all the US Target Shares, free and clear of all Liens.
(b)There are no shares of capital stock, voting securities or other equity securities of the Company or US Target issued, reserved for issuance or outstanding, other than the Shares and the US Target Shares, as applicable. There are no outstanding or authorized options, warrants, rights (including repurchase rights, rights of first refusal, redemption rights and “tag-along” and “drag-along” rights), stock-settled performance units, undertakings, calls, subscriptions, claims of any character, Contracts, obligations, convertible or exchangeable securities, or other commitments, contingent or otherwise, relating to the equity interests in the Company or US Target or rights relating to the Shares or the US Target Shares pursuant to which the Company or US Target are or may become obligated to (i) issue, deliver, redeem, acquire or sell, or caused to be issued, delivered, redeemed, acquired or sold, any equity interests or any securities convertible into, exchangeable for, or evidencing the right to subscribe for, any equity interests or (ii) provide funds to or make any equity investment in any other Person which is not a Target Group Company. There is no outstanding indebtedness that could convey to any Person the right to vote or that is convertible into or exercisable for any equity interests of the Company or US Target. There are no stockholder Contracts, proxies or other Contracts or undertakings in effect with respect to the voting, dividend rights or transfer of any of the Shares or the US Target Shares.
1.Shareholder Loans
At Closing, the Shareholder Loans that will be set forth in Annex C (as updated prior to Closing) will be outstanding and enforceable subject to applicable bankruptcy, reorganization, insolvency or other Laws affecting the enforcement of creditors' rights generally (the General Enforceability Exceptions) or of shareholder loans in particular. Each such Shareholder Loan will be entered into on terms that are arm’s length, contain interest rates that fall within the statutory safe harbor and, for the avoidance of doubt, the debt to equity ratio of each party to a Shareholder Loan does not to violate applicable thin-cap rules.
2.Organization
(a)Each Masterbatch Seller is duly incorporated, organized and validly existing under the applicable Laws of its country of incorporation or organization and has the full corporate or applicable power and authority to own or use its assets and properties and to conduct its business as currently conducted.

(b)Each Masterbatch Seller is duly qualified to do business, and in good standing, in each jurisdiction in which the character of the properties owned or leased by it or in which the conduct of the Business requires it to be so qualified, except where the failure to be so qualified or to be in good standing would not individually or in the aggregate, have, or would reasonably be expected to have, a Material Adverse Effect.
(c)Seller has Made Available copies of (i) the articles of association of the Company and (ii) the bylaws of US Target. Such documents have not been subsequently amended or rescinded and are in full force and effect. The Company and US Target are not in material violation of any of the aforementioned documents.
3.Authorization
(a)Seller has the right and capacity to execute this Agreement, and Seller, or its applicable Affiliates, have the right and capacity to execute each Ancillary Agreement to which it is a party and to perform its obligations hereunder and thereunder. When executed, this Agreement and each Ancillary Agreement to which Seller, or its applicable Affiliates, are a party will constitute valid and binding obligations of each Masterbatch Seller, or Seller’s applicable Affiliates, enforceable against such Masterbatch Seller or Seller’s applicable Affiliates, in accordance with their terms, subject to the General Enforceability Exceptions. The execution, delivery and performance by each Masterbatch Seller of this Agreement and by Seller or its applicable Affiliates of each Ancillary Agreement to which they are a party and the consummation by each Masterbatch Seller or Seller’s applicable Affiliates of the Transactions or transactions contemplated thereby have been duly authorized by all necessary corporate or other applicable action on the part of each Masterbatch Seller and Seller’s applicable Affiliates.
(b)The execution, delivery and performance by each Masterbatch Seller of this Agreement and by Seller or its applicable Affiliate of each Ancillary Agreement and the consummation by each Masterbatch Seller and Seller’s Affiliates, as applicable, of the Transactions or transactions contemplated by any Ancillary Agreement do not and will not (i) conflict with or violate any Masterbatch Seller’s organizational or governing documents, (ii) conflict with or violate any Law applicable to the Target Group, the Dedicated JV Subsidiaries or the Business, or (iii) result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both would become a default) or result in the loss of a benefit under, or give rise to any right of termination, cancellation, amendment or acceleration of, or, except for the Governmental Approvals, require any consent or notice with respect to, any Material Contract or Permit, except for any such conflict, violation, breach, default, loss, right or other occurrence that would not, individually or in the aggregate, reasonably be expected to have a material and adverse effect the Target Group, the Dedicated JV Subsidiaries or the Business.
4.Subsidiaries
(a)Seller is, or will be at Closing with respect to the NewCo Subsidiaries, the beneficial owner of all of the equity interests in the German Seller, the Peruvian Seller and Target Subsidiaries (other than the minority equity interests held by the Pakistan Sellers in Pakistan Target as set forth in Annex B-2(i) (the Pakistan Shares)), which are, or will be at Closing (including the Pakistan

Shares), respectively, free and clear of any Liens. All of the shares of the Current Subsidiaries are validly issued and fully paid to their par value, if any, and represent the entire equity interests of the Current Subsidiaries (the Current Subsidiary Shares).
(b)Subject to the completion of the Separation and to the completion of all required registration or filing procedures, at Closing, the Company will directly or indirectly own all of the equity interests in the Target Subsidiaries (other than the Pakistan Shares) (such shares, including the Pakistan Shares, the Target Subsidiary Shares), which are, and will be at Closing, free and clear of any Liens. The Company is the sole legal owner of the equity interests in each of the Dedicated JV Subsidiaries as set forth in Annex B-3 (the JV Shares), which are, and will be at Closing, free and clear of any Liens. All of the Target Subsidiary Shares are (or, with respect to the NewCo Subsidiaries will be upon issuance) and the JV Shares are validly issued and fully paid to their par value, if any, and together with the equity interests owned by the minority shareholders in the Dedicated JV Subsidiaries as set forth in Annex B-3, represent the entire equity interests of the Target Subsidiaries.
(c)There are no shares of capital stock, voting securities or other equity securities of the Target Subsidiaries or the Dedicated JV Subsidiaries issued, reserved for issuance or outstanding, other than the Target Subsidiary Shares and the JV Shares. There are no outstanding or authorized options or rights relating to the equity interests in the Target Subsidiaries or the Dedicated JV Subsidiaries pursuant to which the Target Subsidiaries or the Dedicated JV Subsidiaries are or may become obligated to (i) issue, deliver, redeem, acquire or sell, or caused to be issued, delivered, redeemed, acquired or sold, any equity interests or any securities convertible into, exchangeable for, or evidencing the right to subscribe for, equity interests. There is no outstanding indebtedness that could convey to any Person the right to vote or that is convertible into or exercisable for any equity interests of the Target Subsidiaries or the Dedicated JV Subsidiaries. There are no stockholder Contracts or proxies in effect with respect to the voting, dividend rights or transfer of any of the Target Subsidiary Shares.
(d)At Closing, the Target Subsidiaries and the Dedicated JV Subsidiaries (i) will be duly incorporated, organized and validly existing under the applicable Laws of their respective country of incorporation or organization, (ii) will have the full corporate or other applicable power and authority to carry on their businesses as currently conducted, and (iii) will be duly qualified to do business, and in good standing, in each jurisdiction in which the character of the respective properties owned or leased by them or in which the conduct of its business requires it to be so qualified, except where the failure to be so qualified or to be in good standing would not individually or in the aggregate, have, or would reasonably be expected to have, a Material Adverse Effect.
(e)None of the Target Subsidiaries or the Dedicated JV Subsidiaries are in material violation of any of their certificates of incorporation or bylaws or equivalent organizational documents and each of the Target Subsidiaries and the Dedicated JV Subsidiaries is Solvent.
5.Deal Financial Statements
The Deal Financial Statements have been prepared in good faith and in accordance with the Accounting Principles. The Deal Financial Statements reasonably present, in all material respects, based on the assumptions and limitations stated therein and subject to completion of the Separation, the financial positions, results of operations, net assets, and cash flows of the Business as at their respective record dates. Buyer acknowledges that the materiality levels applied to the financial data used for purposes of establishing the Deal Financial Statements are different from those that may have been applied had the Business, as at the respective record dates, been effectively operated on a stand-alone basis.
6.Conduct of Business
(a)Since December 31, 2018, subject to the Separation, (i) the Business has been carried out in the Ordinary Course and (ii) there have been no Effects that have had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.
(b)Since December 31, 2018, other than in connection with the Separation (completed in accordance with the terms of this Agreement and the Separation Concept), the Company, the Existing Business Subsidiaries, the Dedicated JV Subsidiaries and the Target Subsidiaries:
1.have not granted any purchase option or conversion rights on their equity;
2.have not, with respect to the Business, other than (a) in the Ordinary Course, (b) as set forth herein or (c) as required to comply with mandatorily applicable Laws, purchased, acquired, sold, assigned, transferred (including transfers to Seller or its Affiliates), licensed or disposed of any tangible or intangible assets or properties material to the Business to any Person which is not a Target Group Company;
3.have not engaged in a merger, demerger, spin-off or similar transaction with any Person which is not a Target Group Company; and
4.have not agreed to do any of the foregoing.
7.Taxes
(a)All Tax Returns required to be filed by or with respect to the Target Group or otherwise with respect to the Business have been timely filed. All such Tax Returns (i) have been prepared in the manner required by applicable Law and (ii) are true, correct and complete in all material respects.
(b)All Taxes due and owing by or with respect to the Target Group or otherwise with respect to the Business (whether or not shown on any Tax Return) have been paid. The reserves for Taxes of the Target Group or otherwise with respect to the Business are sufficient for all accrued but unpaid Taxes of the Target Group and with respect to the Business. All Taxes required to be withheld, collected or deposited and paid over to the appropriate Tax Authorities by the Target Group or otherwise with respect to the Business in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party have been properly withheld, collected or deposited and paid over (or are properly being held for such timely payment) in accordance with applicable Law, and all information reporting and backup withholding requirements have been satisfied, including maintenance of required records with respect thereto.

(c)Each Target Group Company has complied with all statutory requirements, regulations, notices, orders, directions and conditions relating to Taxes and to maintaining and preserving complete, accurate and up to date records in respect of Tax.
(d)There are no ongoing, pending or, to the Seller's Best Knowledge, threatened Tax Audits with respect to any Target Group Company or otherwise with respect to the Business, and there are no Tax assessments or deficiencies with respect to any Target Group Company or otherwise with respect to the Business that have not been paid, settled or otherwise resolved in full. No jurisdiction in which a Target Group Company does not pay Taxes or file Tax Returns, or in which the Current Group does not pay Taxes or file Tax Returns with respect to the Business, has claimed that a Target Group Company or the Business is or may be subject to taxation by that jurisdiction, including a duty to withhold or collect and remit Taxes to such jurisdiction. There are no waivers or extensions of applicable statutes of limitations with respect to Taxes for any year with respect to the Target Group or the Business. There are no Liens for Taxes upon any of the assets of the Target Group or with respect to the Business, other than statutory Liens for Taxes that are not yet due and payable.
(e)There is no pending request for any Tax ruling or similar determination by or before any Tax Authority relating to Taxes of the Target Group or the Business (except as disclosed in writing prior to Closing), and no power of attorney, currently in force, that has been executed by or on behalf of any Target Group Company or with respect to the Business with respect to any matter relating to Taxes will be binding on the Target Group or the Business after Closing.
(f)Seller and each of the Target Group Companies is in compliance with all Tax rulings obtained from any Tax Authority.
(g)Each of the Target Group Companies, as may be applicable, is duly registered for purposes of VAT and has complied in all material respect with all requirements relating to VAT.
(h)None of the Target Group Companies is a party to or bound by, and the Business is not otherwise subject to, any Blocking Periods or Tax rulings or any Tax allocation, Tax sharing, Tax abatement, Tax holiday, Tax reduction or other similar Contract or arrangement with a Tax Authority, except for any such Contract or arrangement that is specifically disclosed in Annex 5.3.2(a). No Target Group Company (i) has been a member of any affiliated, consolidated, combined, unitary, fiscal unity, VAT or other similar Tax group or (ii) has any liability for the Taxes of any Person (other than Target Group Company) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local, or non-US law), as a transferee or successor, by contract, or otherwise.
(i)None of the Target Group Companies has (i) failed to file any disclosure pursuant to Section 6662 of the US Code or comparable provisions of state, local or foreign Tax Law that would otherwise prevent the imposition of penalties with respect to any Tax reporting position taken on any Tax Return if such disclosure were properly filed, (ii) engaged in a “reportable transaction,” as defined in Treasury Regulation Section 1.6011-4(b), and (iii) been the “distributing corporation” or the “controlled corporation” (in each case, within the meaning of Section 355(a)(1) of the US Code) with respect to a transaction intended to be described in Section 355 of the US Code (in each case except as disclosed prior to Closing).

(j)Each of the Target Group Companies has only ever been a resident for Tax purposes in its jurisdiction of organization and none of the Target Group Companies has a place of business, permanent establishment or taxable presence, in any jurisdiction outside the jurisdiction of its organization.
(k)None of the Target Group Companies will be required to include any item of income in, or exclude any item of deduction from, taxable income for any period (or any portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting for a taxable period ending on or prior to the Closing Date; (ii) use of an improper method of accounting for a taxable period ending on or prior to the Closing Date; (iii) intercompany transaction or excess loss account described in Treasury Regulations under Section 1502 of the US Code (or any corresponding or similar provision of state, local, or non-US income Tax Law); (iv) installment sale or open transaction disposition made on or prior to the Closing Date; or (v) prepaid amount received on or prior to the Closing Date.
(l)Each of the Target Group Companies has collected all sales, value-added and use Taxes required to be collected, and has remitted such amounts to the appropriate Tax Authority, and has been furnished properly completed exemption certificates for any transaction exempt from such Taxes and has maintained all such records and supporting documents in the manner required by applicable Law.
(m)None of the Target Group Companies is or was a “surrogate foreign corporation” within the meaning of Section 7874(a)(2)(B) of the US Code or should be treated as a US corporation under Section 7874(b) of the US Code.
(n)None of the Target Group Companies has ever been a “controlled foreign corporation” within the meaning of Section 957 of the US Code. None of the Target Group Companies (other than US Seller) owns any asset that is a “United States real property interest” within the meaning of Section 897 of the US Code.
(o)US Target is disregarded as an entity separate from US Seller for US federal income tax purposes.
(p)None of the Target Group Companies has ever participated in an international boycott within the meaning of Section 999 of the US Code.
(q)All material transactions entered into by any of the Target Group Companies are at arm’s length and comply in all material respects with applicable transfer pricing Laws in all relevant jurisdictions, and the Target Group Companies have properly and timely documented its transfer pricing methodology in compliance with applicable Law (including Sections 482 and 6662 of the US Code).
(r)No waivers of statutes of limitation with respect to the Taxes or Tax Returns in connection with any Target Group Company have been given or requested by any Target Group Company.
(s)As at Closing, each Target Group Company, insofar as it is a member of any VAT group, and other than any VAT group consisting solely of Target Group Companies, has left any such VAT group of Seller and any of its Affiliates.

(t)For the purpose of this Section 8 of Annex 4.1, reference to “Current Group,” "Target Group" or "Target Group Company" shall include the Dedicated JV Subsidiaries.
8.Real Estate
(a)Annex 4.1.9 contains a complete and correct list of all real property, including any comparable real property rights in rem on buildings, improvements and fixtures erected on leased land (e.g., Baurecht, droit de superficie, in rem building right), to be owned at Closing (including the German Real Property) by the Target Group, the Dedicated JV Subsidiaries or the Current Subsidiaries relating to the Business (the Owned Real Property). At Closing, the Target Group Companies and the Dedicated JV Subsidiaries will have good and valid title to the Owned Real Property (and with respect to the German Real Property, German Seller), free and clear of all Liens other than Permitted Liens. None of them (i) has leased, subleased, licensed or otherwise granted to any Person the right to use or occupy such Owned Real Property or any portion thereof or (ii) is a party to any Contract, right of first offer, right of first refusal or option granting to any Person the right to purchase all or any portion of the Owned Real Property.
(b)Annex 4.1.9 contains a complete and correct list of all material real property to be leased or subleased or encumbered with a similar right to use at Closing by the Target Group, the Dedicated JV Subsidiaries or the Current Subsidiaries relating to the Business (the Leased Real Property, and together with the Owned Real Property, the Real Property), together with a complete and correct list of all leases, subleases, licenses and other similar contracts related thereto, including all amendments thereof (the Real Property Leases). At Closing, the Target Group Companies and the Dedicated JV Subsidiaries will have a valid leasehold estate in the Leased Real Property, free and clear of all Liens other than the Permitted Liens. At the date of this Agreement, none of the Target Group Companies, the Dedicated JV Subsidiaries or the Current Subsidiaries has leased, subleased, licensed or otherwise granted to any Person the right to use or occupy such Leased Real Property.
(c)The Leased Real Property, the Owned Real Property, and the buildings erected thereon (as applicable) have been properly maintained and are safe to use in accordance with their current use in their current condition and in good condition and repair (subject to normal wear and tear).
(d)To Seller's Best Knowledge, at the date of this Agreement there are no existing or threatened restrictions to the continued use of the Leased Real Property and the Owned Real Property or any circumstances likely to result in such restriction.
(e)To Seller’s Best Knowledge, at the date of this Agreement none of the Target Group Companies, the Dedicated JV Subsidiaries or the Current Subsidiaries, as applicable, has received written notice from any Governmental Authority of any injunction, decree, order, writ or judgment outstanding or any action, suit or proceeding that would materially impair the ownership, lease, use or occupancy of the Leased Real Property or the Owned Real Property, or any portion thereof, or the operation of the Business as currently conducted thereon.
9.Intellectual Property and Know How

(a)At Closing the Target Group will have the right to use all material Intellectual Property necessary for the conduct of the Business in the Ordinary Course as of the date of this Agreement.
(b)At Closing, a Target Group Company will be the sole or joint legal or beneficial owner of the Intellectual Property listed in Annex 4.1.10(b) (the Owned IP Rights). To Seller’s Best Knowledge, the Owned IP Rights are valid and enforceable.
(c)At Closing, a Target Group Company will be the licensee of the Intellectual Property listed in Annex 4.1.10(c) (the Licensed IP Rights). The license agreements concerning the Licensed IP Rights are valid and enforceable.
(d)In the past three years before the date of this Agreement, Seller has not received any written, or to Seller's Best Knowledge, oral, notifications challenging the validity, subsistence or enforceability of the Owned IP Rights. All registration fees for the Owned IP Rights have been paid when due, except for such fees in relation to Owned IP Rights that the Target Group Companies or the Current Subsidiaries have decided to abandon, cancel or allow to lapse.
(e)To Seller’s Best Knowledge, there has, in the past three years before the date of this Agreement, been no infringement by any third party of any of the Owned IP Rights. In the past three years before the date of this Agreement, Seller has not received any written notifications claiming that the Target Group Companies have infringed. In the past eighteen months prior to the date of this Agreement the Target Group Companies have not infringed, any registered third party Intellectual Property rights in connection with the conduct of the Business.
(f)The Target Group Companies have taken commercially reasonable steps to protect their trade secrets and confidential information relating to the Business.
(g)The Target Group Companies have complied in their conduct of the Business in all material respects and are currently conducting the Business in compliance in all material respects with all applicable Laws relating to the privacy, security or confidentiality of personal information.
(h)Other than the Information Systems that are subject to the Transitional Services Agreement, the Information Systems used by the Target Group Companies are sufficient for the conduct of the Business in the Ordinary Course. The Target Group Companies use commercially reasonable means, consistent with the state of the art generally available to the public, to protect the security and integrity of all Information Systems they use in relation to the Business. The Target Group Subsidiaries have taken commercially reasonable steps to provide for archival, back-up, recovery and restoration of their material business data relating to the Business.
(i)To the extent commercially reasonable, the Target Group Companies have kept the Know How confidential and have not disclosed Know How to a third party, except (i) in the Ordinary Course and (ii), with respect to any material piece of Know How, subject to written confidentiality and limited use obligations from such third party.
10.Environment

(a)There are no contaminated sites (Altlasten), and there have been no Releases at, on, under or from any of the properties currently or formerly owned, operated, leased or otherwise used, by any of the Company, Current Subsidiaries or Target Subsidiaries that could give rise to a material liability with respect to the Business.
(b)As of the date of this Agreement, none of Target Group Companies are liable for any investigation, clean-up, remediation or other response action regarding soil, surface water, surface or subsurface strata, soil gas, ground-water or other environmental media on, at, under or migrating from any of the properties, currently or previously, owned, operated, leased or otherwise used by the Target Group Companies with respect to any activities that have taken place or conditions existing or occurring on or prior to the date of this Agreement.
(c)Each Target Group Companies is presently and has been for the past three (3) years before the date of this Agreement in compliance in all material respects with all Environmental Laws applicable to its properties or to its Business operations.
(d)None of the Target Group Companies has generated, manufactured, refined, transported, treated, stored, handled, disposed of, released, transferred, produced or processed any Hazardous Materials at or upon its property except in compliance in all material respects with and in a manner that would not give rise to material liability under all applicable Environmental Laws.
(e)In relation to the Business, in the past three years before the date of this Agreement, none of Target Group Companies has: (i) entered into or been subject to any order with respect to any Environmental Condition or any Environmental Law; (ii) received any written or to Seller’s Best Knowledge, oral notifications with respect to any actual or alleged violation of or liability under Environmental Law; or (iii) been subject to or, to Seller's Best Knowledge, threatened with any action, suit, order or proceeding by a Governmental Authority or other Person with respect to any Environmental Condition or any violation of or liability under Environmental Law.
(f)(i) At the date of this Agreement and for the past three (3) years, there are and have been in effect all Permits required under any Environmental Law that are or were necessary for each of the Target Group Companies’ activities and operations at their properties and for each such company’s Business operations at any other location; (ii) each of the Target Group Companies’ activities and operations are and, in the past three (3) years before the date of this Agreement, have been in compliance in all material respects with all terms and conditions of such Permits; and (iii) any applications for renewal of such Permits have been submitted on a timely basis.
(g)None of Target Group Companies has disposed of or arranged for the disposal, recycling, treatment or storage of any Hazardous Materials or wastes containing Hazardous Materials at any location in a manner that would give rise to a material liability under applicable Environmental Laws.
(h)None of the Target Group Companies has assumed, undertaken, agreed to indemnify or otherwise become subject to any Liability of any other Person relating to or arising from any Environmental Law, except for cases where such Liability is imposed by statutory Law and not pursuant to any Contract.

(i)The Seller and the Target Group Companies have Made Available copies of all material documents, records and information in their possession or control concerning any Environmental Conditions or potential Liability under Environmental Laws, including any Release or threat of Release of Hazardous Materials at, upon, under or from the Owned Real Property or Leased Real Property.
11.Product Registrations
(a)Products developed, manufactured, supplied, marketed or sold as part of the Business and requiring registration or other regulatory approvals according to applicable Laws are duly registered or approved (as applicable) and such registrations or approvals are complete, accurate and up-to-date in all material respects.
(b)All products developed, manufactured, supplied, marketed or sold within the Business are developed, manufactured, supplied, marketed or sold (as applicable) in all material respects in accordance with the specifications and standards contained in relevant product registration documentations of the Company, the Existing Business Subsidiaries or the Target Subsidiaries in respect of the Business and in accordance with applicable Laws. Each product of the Business meets in all material respects the requirements of any applicable Permit.
(c)All Regulatory Documentation required to be filed, maintained or furnished to any Governmental Authority or third party payor, with respect to the Business, has been so filed, maintained or furnished, and all such Regulatory Documentation was complete and accurate in all material respects on the date filed or furnished (or was timely corrected in or supplemented by a subsequent filing prior to the date of this Agreement).
12.Employment
(a)There are no employment or benefit Contracts, plans or arrangements, not previously disclosed, entitling any current or former officer, employee, director or consultant (or dependents of such Persons) to severance or other payments or benefits, accelerated time of payment or vesting due, or funding of or an increase in the amount of any compensation or benefit, by reason of a change of control in any of the Target Group Companies or otherwise by reason of the execution or delivery of this Agreement or the consummation of the Transactions.
(b)As of the date of this Agreement, there are no material disputes between or among the Target Group Companies or, to Seller’s Best Knowledge, the Dedicated JV Subsidiaries and any governmental or self-regulatory authority or any labor union, employee association, works council or other employee representative, with respect to compliance with applicable labor or employment Laws, the amount in dispute of which would exceed CHF 50,000.
(c)(i) Seller has Made Available the collective bargaining agreements or works council agreements applicable to the Business Employees or under which any of the Target Group Companies otherwise have any ongoing obligations as of the date of this Agreement, (ii) there are, and in the past three years prior to the date of this Agreement there have been, no union, employee association, works council or other labor organizing campaigns, petitions or other organizing activities targeting any Business Employees, and (iii) at the date of this Agreement, there are no unfair labor practice charges, or complaints, are pending before the National Labor Relations Board or other labor board or governmental or self-regulatory authority with respect to any Business Employee. No strikes, slowdowns or work stoppages are pending or, to Seller's Best Knowledge, threatened with respect to employees and no such strike, slowdown or work stoppage has occurred during the past three years prior to the date of this Agreement.
(d)To Seller's Best Knowledge, as of the date of this Agreement, none of the Key Persons has given or received notice of termination in writing.
(e)With respect to the Business Employees, the Target Group Companies and, to Seller's Best Knowledge, the Dedicated JV Subsidiaries are in compliance in all material respects with all applicable Laws relating to labor and employment, including without limitation, those relating to: classification as (i) an employee or independent contractor, or (ii) exempt or non-exempt from overtime eligibility, safety and health, employment standards, workers compensation, labor relations, immigration, human rights, discrimination, harassment, privacy and equitable payment of wages.
(f)Each applicable Target Group Company has timely completed, or will timely complete prior to Closing, any information and consultation procedures with the relevant employee representative bodies of such entity required in connection with the Separation Transactions and the Transactions pursuant to applicable Laws.
(g)No material claim with respect to payment of wages, salary, overtime pay or discrimination, or material investigation by any labor inspectorate is pending or, to Seller's Best Knowledge, threatened before any court, or governmental or self-regulatory authority at the date of this Agreement, with respect to any Business Employee or employee formerly working for the Business of the Target Group Companies or any of their current or former service providers in relation to the Business, and no such claims have been brought in the past three years prior to the date of this Agreement.
(h)The list of employees of the Current Group pertaining to the Business (collectively, the Business Employees) and in scope of the Separation attached hereto as Annex 4.1.13 is, at the date of this Agreement, accurate in all material respects and sets out each of the following:
5.the total number of Business Employees (excluding, for the avoidance of doubt, any SU Employees), including those who are on maternity or other statutory leave or other long-term leave of absence but excluding any temporary or agency workers or contractors; and
6.the date of commencement of continuous employment, position title and work location, but excluding any temporary or agency workers or contractors and leave status.
(i)Seller shall update Annex 4.1.13 within five Business Days of the delivery of the Separation Completion Notice and at Closing, which update shall also include the identity of the employer of each Business Employee.
13.Pensions and Benefit Plans, Social Security

(a)Annex 4.1.14(a) sets forth a list of all material Employee Benefit Plans that are, or will following completion of the Separation be, maintained by the Target Group Companies.
(b)For each of the material Employee Benefit Plans that are, or will following completion of the Separation be, maintained by the Target Group Companies, Seller has Made Available to the extent applicable (i) the current plan documents and any amendments thereto or, in the case of an unwritten Employee Benefit Plan, a written description thereof, (ii) where applicable, the most recent favorable determination or opinion letters from the IRS or other equivalent Governmental Authority, and (iii) where applicable, all trust Contracts, insurance Contracts and other documents relating to the funding or payment of benefits.
(c)The Employee Benefit Plans and Employee Benefit Arrangements comply in all material respects with applicable Laws and the terms of the governing documents and related Contracts. To Seller's Best Knowledge, in the past three years prior to the date of this Agreement there have been no prohibited transactions or breaches of any of the duties imposed on fiduciaries under applicable Law with respect to the Employee Benefit Plans that could result in any liability or excise Tax under applicable Law being imposed on any Target Group Company or that could materially adversely affect any Employee Benefit Plan.
(d)None of the Company, US Target or their respective ERISA Affiliates currently has, or at any time in the past has had, an obligation to contribute to a pension plan subject to the funding standards of Section 302 of ERISA or Section 412 of the US Code, or a “multiemployer plan” as defined in Section 3(37) of ERISA or Section 414(f) of the US Code, in each case would result in any Liability after Closing to Buyer or its Affiliates (including any Target Group Company or US Target). None of the Target Group Companies currently has, or at any time in the past has had, an obligation to contribute to an Employee Benefit Plan for employees in Canada (i) that is a “multi-employer pension plan” or equivalent as defined under applicable Laws or (ii) in which less than all of the participating employers are “affiliates” as such term is defined in the Business Corporations Act (Ontario).
(e)There is no pending or threatened assessment, complaint, proceeding, or investigation of any kind in any court or government agency with respect to any Employee Benefit Plan or Employee Benefit Arrangement (other than routine claims for benefits).
(f)All (i) insurance premiums required to be paid with respect to, (ii) benefits, expenses, and other amounts due and payable under, and (iii) contributions, transfers, or payments required to be made to, any Employee Benefit Plan or Employee Benefit Arrangement prior to the Closing Date will have been paid, made or accrued on or before the Closing Date.
(g)No amount that could be received (whether in cash or property or the vesting of property) as a result of any of the Transactions by any employee, officer, or director of any Target Group Company under any employment, severance or termination Contract, other compensation arrangement or Employee Benefit Plan currently in effect would be characterized as an “excess parachute payment” (as such term is defined in Section 280G(b)(1) of the US Code or other similar Law).

(h)No individual has (or would, following completion of the Separation, have) a right to any gross up or indemnification from a Target Group Company with respect to any such Employee Benefit Plan, payment or arrangement subject to Section 409A of the US Code.
(i)A Target Group Company or a Current Subsidiary has filed or caused to be filed, within the times and in the manner prescribed by applicable Law, all social security returns and social security reports which are required to be filed in relation to the Business Employees. Such returns and reports accurately reflect all social security liabilities of each such entity for the periods covered thereby in relation to the Business Employees. All amounts due to be paid or to be deducted and paid by the Target Group Companies in respect of any governmental social security insurance and housing fund with respect to the Business Employees under applicable Laws on or before the date of this Agreement have been or will be paid when due or have been accrued. To Seller's Best Knowledge, there are no circumstances that may give rise to claims against a Target Group Company for the breach of their duties to file the social security returns and reports required to be filed in relation to the Business Employees or to pay the required social security contributions with respect to the Business Employees when due.
14.Material Contracts
(a)Material Contracts are Contracts with respect to the Business that:
(i)are Material Customer Agreements or Material Supply Agreements;
1.are Real Property Leases with a turnover exceeding CHF 500,000 per annum;
2.prohibit or materially limit the right to compete in any line of the business conducted by the Target Group Companies;
3.provide for an unpaid annual aggregate payment obligation (Zahlungsverpflichtung) with respect to the Business exceeding CHF 500,000 per annum;
4.involve not yet provided performance of services or delivery of goods by or to the Target Group Companies with respect to the Business of a value exceeding (a) CHF 500,000 per annum if services or goods are to be performed or delivered to any Target Group Company, or (b) CHF 1,000,000 per annum if services or goods are to be performed or delivered by any Target Group Company;
5.contain any provision which provides for material adverse consequences with respect to the Business by reason of a change of control in Target Group Companies;
6.are joint venture, alliance or other form of similar material cooperation Contracts (including any Contract relating to the Dedicated JV Subsidiaries);
7.relate to an Affiliate Transaction that is not being terminated at Closing;

8.relate to the sale, assignment, transfer (including transfers to Seller or its Affiliates), license or disposal of any tangible or intangible assets or properties material to the Business (other than in connection with the Separation);
9.are Post-Separation Agreements; or
10.relate to material licenses of trademarks, trade names, service marks or any other material Intellectual Property rights (other than any shrink wrap or other software that is generally commercially available and not customized) for which annual fees exceed CHF 500,000.
(b)The Material Contracts are valid and enforceable, and the Current Group has performed all material obligations arising out of such Contracts. To Seller's Best Knowledge, at the date of this Agreement no event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time) would reasonably be expected to (i) result in a material violation or breach of any provision of any Material Contract, (ii) give any Person the right to declare a default or exercise any remedy under any Material Contract, (iii) give any Person the right to receive or require a penalty under any Material Contract, or (iv) give any Person the right to cancel, terminate or modify any Material Contract, except for such cancellations, terminations or modifications that are made in accordance with the terms of such Material Contract and that do not result from a violation or breach thereof by the Target Group Companies.
(c)Seller has Made Available a true and correct copy of each Material Contract existing 5 Business Days before the date of this Agreement.
(d)At the date of this Agreement, Seller or its Affiliates have not received any written notice that any counter-party to a Material Customer Agreement, Material Supply Agreement or Lease is considering or intends to cease to use a Target Group Company’s goods or services or to otherwise terminate or materially modify or change its relationship with the a Target Group Company.
15.Insurance
(a)Seller, where applicable through its Affiliates, has, and in the past three years before the date of this Agreement, has had, in place insurance coverage with respect to the Business pursuant to certain insurance policies (the Insurance Policies) and|or insurance certificates. All premiums due on the Insurance Policies have been or will be duly paid when due. To Seller's Best Knowledge, all Insurance Policies are valid and in force.
(b)There is no pending insurance claim nor to Seller’s Best Knowledge, no event has occurred or circumstance exists which would give rise to, or serve as a valid basis for, the commencement of any claim under any of the Insurance Policies exceeding an amount of CHF 1,500,000 relating to the Business.
16.Litigation
(a)As of the date of this Agreement, other than as set forth on Annex 4.1.17, there are no actions, arbitrations, suits, proceedings or investigations pending or, to Seller’s Best Knowledge,

threatened, against the Business, the Current Group (with respect to the Business) or the Target Group Companies by or before any Governmental Authority which involve a claim or investigation by such body or by a third party with an actual or potential value in excess of CHF 500,000.
(b)To Seller’s Best Knowledge, no event has occurred or circumstance exists which would give rise to, or serve as a valid basis for, the commencement of any action, arbitrations, suit, proceeding, arbitration or investigation by or against the Business, the Current Group (with respect to the Business) or the Target Group Companies with an actual or potential value in excess of CHF 500,000.
(c)The Business, the Current Group (with respect to the Business) and the Target Group Companies are not, and during the past three years prior to the date of this Agreement have not been, subject to any judgment, order or decree entered in any lawsuit or proceeding. During the past three years prior to the date of this Agreement, the Business, the Current Group (with respect to the Business) and the Target Group Companies have not settled any claim prior to being sued or prosecuted or a judgment being given in respect of it with a value in excess of CHF 500,000.
17.Compliance with Laws
(a)(i) The Current Group (with respect to the Business), the Target Group Companies and, to Seller’s Best Knowledge, the Dedicated JV Subsidiaries are, and at all times in the last three years prior to the date of this Agreement have been, in compliance, in all material respects, with all Laws to which the Business, the Current Group (with respect to the Business), Target Group Companies or the Dedicated JV Subsidiaries are subject and (ii) in the last three years prior to the date of this Agreement, none of them, in the case of the Dedicated JV Subsidiaries, to Seller's Best Knowledge, has received any written notifications from any Governmental Authority asserting that they are in material violation of with any Law applicable to the Current Group (with respect to the Business) and the Target Group Companies.
(b)The Target Group Companies hold, and are not in material violation of, or material default under, each Permit material to the Business. All such Permits material to the Business are valid and in full force and effect and no modification, termination, suspension or cancellation of any such Permit material to the Business is pending or, to Seller’s Best Knowledge, threatened.
18.Sanctions
(a)None of Seller, the Current Group (with respect to the Business) nor the Target Group Companies, nor, to Seller's Best Knowledge, any of their officers, directors, employees, shareholder (acting in their capacities as such), agents or other third party representatives acting on their behalf is currently, or has been during the past three years: (i) a Sanctioned Person; (ii) a party to or otherwise involved in any Contracts, transactions, dealings, or relationships with or for the benefit of any Sanctioned Person or involving any Sanctioned Territory; (iii) engaging in any export, reexport, transfer or provision of any goods, software, technology, data or service without, or exceeding the scope of, any required or applicable licenses or authorizations under all applicable Trade Control Laws; or (iv) otherwise in violation of applicable Economic Sanctions Laws or Trade Control Laws.

(b)During the last three years prior to the date of this Agreement, none of the Current Group (with respect to the Business) nor the Target Group Companies has received from any Governmental Authority or any other Person any notice, inquiry, or internal or external allegation, made any voluntary or involuntary disclosure to a Governmental Authority or conducted any internal investigation or audit, in each case, concerning any actual or potential violation or wrongdoing related to Trade Control Laws.
(c)None of the Current Group (with respect to the Business) nor the Target Group Companies has imported merchandise into the US or the EU that has been or is covered by an anti-dumping duty order or countervailing duty order or is subject to or otherwise covered by any pending anti-dumping or countervailing duty investigation by agencies of the US government or the European Commission.
(d)For the purpose of this Section 19 of Annex 4.1, reference to “Current Group,” "Target Group" or "Target Group Company" shall include the Dedicated JV Subsidiaries, provided however that in respect of the Dedicated JV Subsidiaries the representation shall only be given to Seller's Best Knowledge.
19.Unlawful Payments
None of the Current Group (with respect to the Business) nor the Target Group Companies has authorized, offered, promised or given any financial or other advantage (including any payment, loan, gift, promise, entertainment, or transfer of anything of value), directly or indirectly, to or for the use or benefit of (a) any official, member, employee or agent of a Governmental Authority, (b) any political party or official thereof, or any candidate for political office, or (c) any other Person, in any such case while knowing or having reason to know that all or a portion of such money or thing of value may be offered, given or promised, directly or indirectly, to any customer, member of the Governmental Authority or candidate for political office, in each case in violation of the anti-bribery provisions of the FCPA, the U.K. Bribery Act and similar foreign anti-bribery Laws (the ABAC Laws), in order to assist the Business in improperly obtaining or retaining business for or with any Person, in improperly directing business to any Person, or in securing any improper advantage. With respect to the Business, Seller has adopted, implemented, and maintained (i) accurate books and records and (ii) auditing and monitoring processes and systems of internal controls that are reasonably adequate to ensure compliance with all applicable ABAC Laws. The Current Group (with respect to the Business) and the Target Group Companies have complied with the applicable ABAC Laws. For the purpose of this Section 20 of Annex 4.1, reference to “Current Group,” "Target Group" or "Target Group Company" shall include, Seller's Best Knowledge, the Dedicated JV Subsidiaries, provided however that in respect of the Dedicated JV Subsidiaries the representation shall only be given to Seller's Best Knowledge.
20.Broker’s Fees
None of Seller, the Current Group or the Target Group Companies has employed any broker, adviser, finder or intermediary in connection with the Transactions which would obligate the Target Group or the Business to pay a broker's, finder's or similar fee or commission in connection with Closing.
21.Inventory

All Inventory consists of a quality and quantity usable and saleable (if held for sale) in the Ordinary Course, except for obsolete, damaged, defective or slow-moving items that have been written off or written down to net realizable value or for which adequate reserves have been established in accordance with the accounting policies in the Preparation Guide. At Closing, the Target Group Companies will have good and valid title to or right to use (where applicable) all of the Inventory that is material to the operation of the Business, free and clear of all Liens.
22.Title to Assets; Condition of Assets Fixed
(a)As of the date of this Agreement, the Company and the Current Subsidiaries have good and valid title to all of the assets material to the Business, free and clear of all Liens (other than Permitted Liens), and as of the Closing Date, the Company, the Target Subsidiaries and the Dedicated JV Subsidiaries will have good and valid title to all of the assets material to the Business (other than the German Real Property and the Peruvian Business), free and clear of all Liens (other than Permitted Liens). As of the date of this Agreement, the Company and the Current Subsidiaries have a valid leasehold interest in all of the assets that are leased by any such party, and as of the Closing Date, the Company, the Target Group Companies and the Dedicated JV Subsidiaries will have a valid leasehold interest in all of the assets that are leased by any such party, except where the failure to have a valid leasehold interest has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.
(b)The tangible fixed assets material to the operation of the Business, taken as a whole, are free from material defects, in good operating condition (ordinary wear and tear excepted) and are adequate for the uses to which they are being put in the Business’s operations in all material respects.
23.No Undisclosed Liabilities
None of the Target Group Companies has any Liabilities that would have been required to be reflected in, reserved against or otherwise described in the Deal Financial Statements in accordance with IFRS, consistently applied, and that were not so reflected, reserved against or described therein, except for (a) Liabilities identified as such in the Deal Financial Statements or the Completion Accounts, (b) Liabilities that have been incurred since December 31, 2018 in the Ordinary Course, (c) Liabilities and obligations under this Agreement (including in connection with the Separation), (d) arising under executory provisions of Contracts entered into in the Ordinary Course (but not Liabilities for breach of any such Contract), or (e) Liabilities that would not reasonably be expected to be material to the Business or the Target Group Companies, taken as a whole.
24.Related Party Transactions
All Contracts with related parties binding upon or affecting the Target Group Companies or, to Seller's Best Knowledge, the Dedicated JV Subsidiaries, in each case with respect to the Business, have been entered into on an arm’s-length basis (within the meaning of applicable Tax Laws).
25.Data Protection and Cybersecurity
(a)With respect to the Business, the Target Group Companies have implemented appropriate technical and organizational measures to protect against the unauthorized or unlawful processing of, or accidental loss or damage to, any personal data processed by the Target Group Companies, and to ensure a level of security appropriate to the risk represented by the processing and the nature of the personal data. In the three years prior to the date of this Agreement, there has been no material security breach involving any personal data, or other information in the Target Group Companies' possession, custody, or control requiring notice to any individual or Governmental Authority with respect to the Business. In the three years prior to the date of this Agreement, with respect to the Business, to Seller's Best Knowledge there have been no written notifications with respect to violation of Laws related to personal data or other information in the control or possession of each of the Target Group Companies.
(b)The operation of the Business by the Target Group Companies has been in all material respects in compliance with Data Protection Laws.
26.Sufficiency of Assets
Except for the services provided in the Ancillary Agreements, including the Post-Separation Agreements, the assets, properties, Contracts (held directly or in trust by Seller or its Affiliates) and rights that are used in the operation of the Business by the Target Group Companies and, to Seller's Best Knowledge, the Dedicated JV Subsidiaries comprise, in aggregate, all of the assets, properties, Contracts, and rights necessary to operate the Business in the Ordinary Course and upon completion of the Transactions, including the Separation, Buyer, shall have, directly or indirectly, ownership of, or rights in, all of the assets, properties, Contracts (other than those held in trust by Seller pursuant to this Agreement) and rights necessary to conduct the Business in all material respects as currently conducted.
27.Completion of Separation
Subject to Sections 6.3, 6.5 and 6.6 of this Agreement, at Closing, the Separation will have been completed in all material respects in accordance with the terms and conditions of this Agreement and the Separation Concept.

Annex 4.2 | Representations of Buyer
1.Buyer is duly incorporated, organized and validly existing under the Laws of its place of incorporation and has the full corporate power, authority and right to carry on its business as presently being conducted. Buyer is not subject to any bankruptcy or similar proceeding.
2.Buyer has the right and capacity to execute this Agreement and to perform its obligations hereunder. This Agreement constitutes valid and binding obligations of Buyer, enforceable against Buyer in accordance with its terms. There are no limitations under applicable Law, subject to applicable bankruptcy, reorganization, insolvency or other Laws affecting the enforcement of creditors' rights in general, and the constitutional documents of Buyer that would prevent Buyer from entering into or performing its obligations under this Agreement.
3.No authorizations, permits or consents are required from any governmental or administrative authority or any third party (including any shareholders or creditors of Buyer) for the consummation of the Transactions other than as set forth herein.
4.There are no actions, suits or proceedings pending or threatened in writing against Buyer before any court, arbitral tribunal or governmental or administrative authority which involve a claim by such body, or by a third party seeking to hinder the consummation of the Transactions.
5.As of the date of this Agreement, Buyer has provided Seller correct and complete copies of the executed commitment letter and related fee letter (redacted) for debt financing as in effect on the date of this Agreement (the Debt Financing Commitments), pursuant to which the lenders party thereto (collectively, the Buyer Lenders) have agreed to lend the amounts set forth therein (the Debt Financing), and, if funded in accordance with the terms of, and following satisfaction of the conditions in, the Debt Financing Commitments, such amounts, together with cash on hand and other sources, will be sufficient to enable Buyer to pay the Preliminary Consideration. As of the date of this Agreement, such Debt Finance Commitments are in full force.
6.As of the date of this Agreement, there are no side agreements undisclosed to Seller between Buyer and|or any of its Affiliates on one hand and the Debt Financing Sources on the other hand that would reasonably be expected to affect the availability on the Closing Date of, or impose new or additional (or adversely expand, modify or amend any of the existing) conditions precedent to, the Debt Financing or reduce the amount available thereunder; provided, however, that, notwithstanding the foregoing, Buyer may modify, supplement or amend the Debt Financing Commitments to add lenders, lead arrangers, bookrunners, syndication agents, other agents or similar entities that have not executed the Debt Financing Commitments as of the date hereof or to increase the amount of funds available thereunder.
7.As of the date of this Agreement, no event has occurred that, with or without notice, lapse of time or both, would reasonably be expected to constitute a default or breach on the part of Buyer or, to the actual knowledge of Buyer, any other parties thereto under any term or condition of the Debt Financing Commitments or a failure of any condition to the Debt Financing or otherwise result in any portion of the Debt Financing being unavailable on the Closing Date. As of the date of this Agreement, Buyer has no reason to believe that the conditions to the Debt Financing shall not be satisfied or that the full amount of the Debt Financing contemplated by the Debt Financing Commitments shall not be available as of the Closing.